                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549
                               AMENDMENT NO. 2 TO
                                    FORM 20-F


       [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                       OR

 [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.

                    For the fiscal year ended
                                             ---------------------
                                       OR

 [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934.

            For the transition period from               to
                                           -------------    -------------

                             Commission File Number:

                        INTERNATIONAL URANIUM CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

    INDEPENDENCE PLAZA, SUITE 950, 1050 SEVENTEENTH STREET, DENVER, CO 80265
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:      NONE
Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK WITHOUT PAR VALUE
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:

                                                     ISSUED AND OUTSTANDING
         TITLE OF CLASS                              AS OF MARCH 31, 1998

         Common Stock, Without Par Value             65,743,066 common shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE
YES           NO
   -------      -------

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17    X        ITEM 18
       --------            --------

CURRENCY TRANSLATIONS


In this Registration Statement, unless otherwise specified, all dollar amounts herein are expressed in United States dollars. The following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years and the calendar quarters ended 12/31/97, 3/31/98, 6/30/98 and 9/30/98.



    YEAR                AVERAGE              LOW - HIGH                SEPTEMBER 30
    ----                -------              ----------                ------------
    1994                0.7365             0.7166 - 0.7731                0.7457

    1995                0.7275             0.7023 - 0.7478                0.7438

    1996                0.7329             0.7235 - 0.7513                0.7301

    1997                0.7221             0.6947 - 0.7483                0.7236

    1998                0.6898             0.6321 - 0.7292                0.6533





CALENDAR QUARTER ENDED         AVERAGE         LOW-HIGH             LAST DAY OF QUARTER
----------------------         -------         --------             -------------------
      12/31/97                 0.7127       0.6947 - 0.7292                0.6995
      03/31/98                 0.6994       0.6821 - 0.7105                0.7045
      06/30/98                 0.6911       0.6782 - 0.7051                0.6817
      09/30/98                 0.6607       0.6321 - 0.6835                0.6533


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.


The noon rate of exchange on December 15,1998 reported by the United States Federal Reserve Bank of New York for the conversion of United States dollars into Canadian dollars was $0.6485 (Cdn.$1.00 = U.S.$).


GLOSSARY OF TERMS

ALTERNATE FEED                       Ore or residues from other processing
                                     facilities that contain uranium in
                                     quantities or forms that are either
                                     uneconomic to recover or cannot be
                                     recovered at these other facilities, but can be economically recovered either alone or in conjunction with other co-products at the Registrant's facilities.

BLM                                  Means the United States Bureau of Land
                                     Management;

CCD CIRCUIT                          The counter current decantation circuit at
                                     the White Mesa Mill, in which
                                     uranium-bearing solution is separated from the crushed waste solids;

CONCENTRATES                         Means product from a uranium mining and
                                     milling or in situ leach facility, which is commonly referred to as yellowcake or U(3)O(8);

CONVERSION                           A process whereby the purified uranium
                                     obtained in the refining process is
                                     converted into forms suitable for making nuclear fuel (UO(2)) or for enrichment
                                     (UF(6));

DEPOSIT A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved;

$                                    Means United States dollars and "CDN$"
                                     means Canadian dollars;

ENRICHMENT                           A process whereby the U-235 isotope content
                                     is increased from the natural level of
                                     0.711% to a concentration of 3% to 5% as required in fuel for light water reactors;

EPA                                  The United States Environmental Protection
                                     Agency;

FEE LAND                             Means private land;

HECTARE Measurement of an area of land equivalent to 10,000 square meters or 2.47 acres;

MINERALIZATION                       Means a natural aggregate of one or more
                                     metallic minerals;

NATURAL URANIUM                      Means uranium, any one of U(3)O(8), UO2 or
                                     UF6, neither irradiated nor enriched and which has a U-235 isotope content of about
                                     0.711%;

NRC                                  The United States Nuclear Regulatory
                                     Commission;

ORE A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated;

POSSIBLE GEOLOGICAL RESOURCES        A mineral resource inferred from
                                     geoscientific evidence, drill holes,
                                     underground openings or other sampling
                                     procedures where the lack of data is such that continuity cannot be predicted with confidence and where geoscientific data may not be known with a reasonable level of confidence;

PROBABLE GEOLOGICAL RESOURCES        A mineral resource sampled by drill holes,
                                     underground openings or other sampling
                                     procedures at locations too widely spaced to ensure continuity but close enough to give a reasonable indication of continuity and where geoscientific data are known with a reasonable level of reliability. A probable geological resource estimate will be based on more data, and therefore will be more reliable, than a possible geological resource estimate;

PROBABLE MINEABLE RESERVES           Means ore reserves stated in terms of
                                     mineable tons or volumes and grades where the corresponding identified geological reserve has been defined by drilling, sampling or excavation (including extensions beyond actual openings and drill holes), and where the geological factors that control the ore body are known with sufficient confidence that the geological reserve is categorized as "Indicated";

PROVEN GEOLOGICAL RESOURCES          A mineral resource intersected and tested
                                     by drill holes, underground openings proven or other sampling procedures at locations which are spaced closely enough to confirm continuity and where geoscientific data are reliably known. A proven geological resource estimate will be based on a substantial amount of reliable data, interpretation and evaluation of which allows a clear determination to be made of shapes, sizes, densities and grades;

PROVEN MINEABLE RESERVES             Ore reserves stated in terms of mineable
                                     tons or volumes and grades in which the
                                     corresponding identified geological reserve has been defined in three dimensions by excavation or drilling (including minor extensions beyond actual openings and drill holes), and where the geological factors that limit the ore body are known with sufficient confidence that the geological reserve is categorized as "Measured";

REFINING A process whereby concentrates, containing an average of 60-80% uranium, are chemically refined to separate the uranium from impurities to produce purified uranium;

S2MS                                 Saskatoon Mining & Mineral Services Ltd.;

SAG MILL The semi-autogenous grinding mill at the White Mesa Mill in which the uranium ore is ground prior to the leaching process;

TAILINGS Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted;

TON                                  A short ton (2,000 pounds);

TONNE                                A metric tonne (2,204.6 pounds);

URANIUM OR U                         Means natural uranium; 1% U=1.18% U(3)O(8);

(E)U(3)O(8)                          U(3)O(8) equivalent;

UF6 Means natural uranium hexafluoride, produced by conversion from U(3)O(8), which is not yet enriched or depleted;

U(3)O(8)                             Triuranium octoxide. U(3)O(8) is often
                                     referred to as yellowcake.

V(2)O(5)                             Vanadium pentoxide;

WHITE MESA MILL                      Means the 2,000 ton per day uranium mill,
                                     with a vanadium or other co-product
                                     recovery circuit, located near Blanding,
                                     Utah that is owned by IUC White Mesa, LLC

YELLOWCAKE                           Means U(3)O(8).


SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for the statements of historical fact contained therein, the information under the headings "Item 2 Description of Property", "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Registration Statement constitutes forward looking statements ("Forward Looking Statements") within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such Forward Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to differ materially from any future results, performance or achievements projected or implied by such Forward Looking Statements. Such factors include, among others, the factual results of current exploration activities, conclusions of feasibility studies now underway, changes in project parameters and the factors set forth in the section entitled "Risk Factors".

                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS

International Uranium Corporation (the "Registrant") is the product of an amalgamation under the Business Corporations Act (Ontario) (the "Act") of two companies; namely, International Uranium Corporation, incorporated on October 3, 1996 under the laws of the Province of Ontario pursuant to the Act, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent ("Thornbury") on September 29, 1950. The amalgamation was made effective on May 9, 1997, pursuant to a Certificate of Amalgamation dated that date. The amalgamated companies were continued under the name "International Uranium Corporation" (see "Amalgamation").

The head office of the Registrant is located at Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265. The registered office of the Corporation is located at Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Registrant is engaged in the business of producing uranium concentrates and in the selling and trading of these concentrates in the international nuclear fuel market. As a co-product of its uranium production, the Registrant also produces and sells vanadium.

The Registrant entered the uranium industry in May 1997 by acquiring substantially all of the uranium producing assets of Energy Fuels Ltd., Energy Fuels Exploration Company, and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels"). The Registrant raised Cdn$47.25 million through a special warrant private placement and used cash of approximately Cdn $29.3 million to purchase the Energy Fuels' assets (see "Acquisition" for further details). Energy Fuels was a uranium producer with properties in the United States and Mongolia.

The Energy Fuels' assets acquired included several developed mines on standby, several partially developed mines, numerous targeted mines and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as the 2,000 ton per day White Mesa Mill near Blanding, Utah. The White Mesa Mill is a fully permitted dual circuit uranium/vanadium mill in the United States. As a result of the acquisition, the Registrant's U.S. properties comprise over 50,000 acres and contain proven and probable geological resources of 42 million pounds of uranium and 62 million pounds of vanadium in the U.S. Potential additional geological resources are estimated to be 58 million pounds of uranium and 29 million pounds of vanadium. In addition to the U.S. properties, the Registrant also acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves in Mongolia. The Mongolian concessions encompass approximately 4,000,000 acres with an estimated potential uranium geological resource of 100 million pounds.

The following chart illustrates the Registrant's corporate structure, including all significant subsidiaries, their jurisdictions of incorporation and the percentage interest held.


                                            INTERNATIONAL URANIUM CORPORATION
                                                         (CANADA)
                                                            *
                                                            *
                                                            *
                                                            *
                      * * * * * * * * * * * * * * * * * *** * * * * * * * * * * * * * * * * * * * *
                      *                                     *                                     *
                      *                                     *                                     *
                     100%                                   *                                    100%
              INTERNATIONAL URANIUM                         *                            INTERNATIONAL URANIUM
              (ALBERTA) CORPORATION                         *                               (BERMUDA I) LTD
                   (CANADA)                                 *                                 (BERMUDA)
                                                            *                                    *
                                                            *                                    *
                                                            *                                    *
                                                            *                                    *
                      * * * * * * * * * * * * * * * * * * * *                                    *
                      *                                                                        100%
                      *                                                            INTERNATIONAL URANIUM COMPANY
                      *                                                                  (MONGOLIA), LTD.
                    100%                                                                     (BERMUDA)
         INTERNATIONAL URANIUM HOLDINGS                                                          *
          CORPORATION (DELAWARE, USA)                                                            *
                      *                                                                          *
                      *                                                                          *
                      *                                                                          *
                      *                                                                          70%
                      *                                                                    GURVAN SAIHAN
                       * * * * * * * * * * * * * * * * * * *                            JOINT VENTURE CORP.
                                                            *                                (MONGOLIA)
                                                            *
                                                            *
                                                            *
                                                            *
         * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
         *                              *                   *                *                          *
         *                              *                   *                *                          *
         *                              *                   *                *                          *
        100%                           100%                 *               100%                       100%
   INTERNATIONAL                    IUC WHITE               *         IUC EXPLORATION                IUC RENO
   URANIUM (USA)                     MESA LLC               *        LLC (COLORADO, USA)            CREEK LLC
    CORPORATION                  (COLORADO, USA)            *                                       (COLORADO, USA)
  (DELAWARE, USA)                                           *
                                                            *
                                                            *
           * * * * * * * * * * * * * * * * * * * * * * * * * * ** * * * * * * * * * * * * * * * * * * * * * *
           *                               *                            *                           *
           *                               *                            *                           *
           *                               *                            *                           *
         100%                             100%                         100%                        100%
    IUC SUNDAY MINE                   IUC COLORADO                 IUC ARIZONA                IUC PROPERTIES
  LLC (COLORADO, USA)                  PLATEAU LLC                  STRIP LLC                LLC (COLORADO, USA)
                                     (COLORADO, USA)             (COLORADO, USA)


International Uranium (Bermuda I) Ltd. and International Uranium Company (Mongolia) Ltd., were incorporated solely for the purposes of holding shares of Gurvan Saihan Joint Venture Corp. In the event the Registrant expands its operations to include additional assets or assets in other countries, it is possible that these assets may also be held through one or more additional offshore entities, some of the shares of which may be held by International Uranium (Bermuda I) Ltd. International Uranium Alberta Corporation is a Canadian company which currently holds the Registrant's intercompany production royalties.


The White Mesa Mill is held by IUC White Mesa LLC (see "White Mesa Mill"), the exploration properties are held by IUC Exploration LLC, the Sunday Mine Complex is held by IUC Sunday Mine LLC (see "Sunday Mine Complex"), the remainder of the Colorado Plateau mines are held by IUC Colorado Plateau LLC (see "Colorado Plateau"), the Reno Creek Property is held by IUC Reno Creek LLC (See Reno Creek Property"), the Arizona Strip mines are held by IUC Arizona Strip LLC (see "Arizona Strip") and the mines that are in reclamation are held by IUC Properties LLC, each of which is a limited liability company under the laws of Colorado. International Uranium (USA) Corporation is the operating company that is responsible for operations in the United States and Mongolia. It does not hold assets of any significance other than permits and licenses, and the head office administrative assets. The operational management team for the United States and Mongolia and the employees of the United States operations are employed by International Uranium (USA) Corporation. Most of the remaining assets purchased from Energy Fuels are held directly by International Uranium Holdings Corporation.

International Uranium U.S. Finance LLC ("Finance") was a limited liability company, which was originally formed to provide financing to International Uranium Holdings Corporation ("Holdings") and its subsidiaries, as required. All financing previously provided by Finance to Holdings and its subsidiaries has been repaid and Finance has been merged into Holdings. As consideration in the merger, Holdings issued preferred stock to the Registrant in the face amount of $1.5 million.

The Registrant's principal strategy is to maintain and build upon its position as a producer of uranium concentrates to the international nuclear fuel market. The Registrant will also continue to produce and sell vanadium as a co-product of its uranium production. The Registrant intends to implement its strategy through (i) continued capital expenditures for purposes of exploration and development; (ii) the restart of developed mines currently on stand-by; (iii) the purchase of uranium ore mined by third parties; (iv) the processing of uranium bearing by-products; and (v) the continued mining of the Registrant's uranium-producing properties. The Registrant continues to actively pursue a variety of exploration programs and targets, primarily for uranium, in a number of countries around the world.

THE FOLLOWING SETS FORTH A DISCUSSION OF THE REGISTRANT'S CURRENT PLAN OF OPERATING OVER ITS NEXT FISCAL YEAR. ALL OF THIS INFORMATION CONSTITUTES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF FEDERAL SECURITIES LAWS. THE REGISTRANT'S ACTUAL OPERATIONS AND THE RESULTS THEREFROM MAY VARY SIGNIFICANTLY FROM ITS PLAN DISCUSSED BELOW. FACTORS THAT MAY CAUSE THE ACTUAL OPERATIONS AND RESULTS TO VARY FROM THE PLAN INCLUDE CHANGES IN MARKET PRICES FOR URANIUM AND VANADIUM AND WHETHER THE REGISTRANT WILL BE SUCCESSFUL IN OBTAINING LICENSE AMENDMENTS FROM THE NRC TO ALLOW THE PROCESSING OF ALTERNATE FEEDS AT THE MILL. SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS" AND ITEM 3 "LEGAL PROCEEDINGS."

For the remainder of the fiscal year ending September 30, 1998, and for the first six (6) months of next fiscal year, the Registrant intends to continue its mining activities at the Sunday Mine complex and the Rim Mine in the Colorado Plateau. Ore produced from these mines will be stockpiled at the White Mesa Mill, along with ore purchased from other independent mining operations in the area. It is anticipated that this material will be milled in the spring of 1999, once enough ore has been stockpiled to provide for an adequate mill run. The Registrant will continue to evaluate the feasibility of bringing other mines into production in this area depending on future uranium and vanadium market prices.

The Registrant will continue to pursue its alternate feed processing activities and anticipates that it will be utilizing the mill with a full work force in place with these operations until the planned conventional mill run in the spring of

1999. The Registrant must obtain from the NRC a separate amendment to its Mill license in order to process each alternate feed transaction at the Mill. The Registrant's ability to continue to process alternate feeds at the Mill is dependent upon obtaining these amendments from the NRC. Through August 31,1998, the NRC has granted six (6) amendments on alternate feed transactions. The State of Utah and Envirocare, a private company based in Utah, and one other party have challenged the amendment issued by the NRC on June 23, 1998, which allows the Registrant to process alternate feed material from the Ashland 2 FUSRAP (Formerly Utilized Sites Remedial Action Program) site. The State of Utah, Envirocare and certain other parties have filed requests for a hearing on the Registrant's pending application for a Mill license amendment to process materials from the Ashland 1 FUSRAP site. See Item 3 - "Legal Proceedings."

Additionally, the Registrant anticipates the completion in 1998 of a 55,000 meter drilling program in Mongolia, through its Mongolian enterprise, the Gurvan Saihan Joint Venture. A leach amenability test, a precursor to running a pilot production operation will also be conducted in 1998. Expenditures during fiscal 1998 relating to development activities in Mongolia are projected to be approximately $3.2 million. Based on the analysis of the 1998 drilling program, and the Company's estimate of future uranium prices, a calendar 1999 development program will be considered.

In addition to the Registrant's Mongolian activities, the Registrant will further the development of select U.S. properties dependent upon the prospects for higher uranium prices and continued high vanadium prices.

The Registrant anticipates expending approximately $3.8 million on properties, plant and equipment exclusive of the Mongolian development activities mentioned above. The Registrant is anticipating funding its projected operations as noted above from the operating profits derived from alternate feed activities and uranium sales and from its current working capital (which is sufficient to cover these planned expenditures).


                                  AMALGAMATION

The predecessor, International Uranium Corporation ("Old IUC"), and Thornbury were amalgamated effective May 9, 1997 under the provisions of the Business Corporations Act (Ontario) to form the Registrant in accordance with the terms of an agreement entered into between Old IUC and Thornbury dated February 13, 1997 (the "Amalgamation Agreement"). The primary purpose of the Amalgamation was to effect an acquisition of Thornbury by Old IUC in that upon completion of the Amalgamation the shareholders of Old IUC immediately prior to the Amalgamation would hold the controlling interest in the Registrant, a public company.

BACKGROUND ON THORNBURY

Thornbury was incorporated under the laws of Ontario on September 29, 1950. Thornbury's common shares were quoted for trading on the Canadian Dealing Network Inc. Thornbury's principal assets consisted of marketable securities with a market value as at December 31, 1996 of Cdn$495,480 and eight mining claims situated in the Mayo Mining District, Yukon Territory, which expire between 1999 and 2009.

SHARE EXCHANGE RATIOS

The Amalgamation received the approval of the shareholders of both Old IUC and Thornbury. On amalgamation, each shareholder of Old IUC received one (1) share of the Registrant, a newly formed amalgamated company, for each one (1) common share held in Old IUC, and each shareholder of Thornbury received one (1) share of the Registrant for each five (5) common shares held in Thornbury. Fractional shares resulting from the foregoing were rounded down to the next whole number.

After giving effect to the amalgamation, there were a total of 65,743,066 common shares of the Registrant issued and outstanding. This figure was based on 26,500,000 previously issued common shares of Old IUC, 37,800,000 common shares of Old IUC issued upon conversion of the special warrants and 7,215,334 common shares of Thornbury which were outstanding prior to the amalgamation being effective (1,443,066 post-amalgamation common shares).

AMALGAMATION AGREEMENT

Old IUC and Thornbury entered into an amalgamation agreement (the "Amalgamation Agreement") which contained such representations and warranties, covenants, indemnification and other provisions as are customarily found in an amalgamation agreement entered into by parties dealing at arm's length.

                                   ACQUISITION

The Registrant entered the uranium industry by acquiring substantially all of the uranium producing assets of Energy Fuels. On December 19, 1996, Old IUC, through its subsidiary, International Uranium Holdings Corporation, entered into an agreement (the "Acquisition Agreement") to acquire the Energy Fuels' Assets for cash of $20.5 million, subject to adjustment. The terms of the acquisition were approved by the United States Bankruptcy Court following a lengthy bidding procedure as required under United States bankruptcy laws (see "Bankruptcy of Oren Benton and Nuexco"). The acquisition was completed on May 9, 1997.

ENERGY FUELS

HISTORICAL BACKGROUND

The Energy Fuels group of companies was founded in August 1976 to capitalize on uranium mining, purchasing and processing opportunities in the Colorado Plateau area of western Colorado and eastern Utah.

In order to process the ores mined and purchased from the Colorado Plateau, Energy Fuels commenced construction of a 2,000 ton per day mill near Blanding, Utah in June 1979 at a total cost of approximately $40 million. Known as the White Mesa Mill, the facility is a dual-circuit uranium mill

The cost of construction of the White Mesa Mill was funded in large part by Kernkraftwerk Goesgen-Daeniken AG, and Nordostschweizerische Kraftwerke AG, the former limited partners in certain of the Energy Fuels Assets (the "Swiss Utilities"), who, in consideration for this funding, acquired a 40% limited partnership interest in all of Energy Fuels' United States assets. In 1995, this 40% limited partnership interest was converted into a 9% royalty on all uranium produced and a 5% royalty on vanadium and all other minerals produced from the United States properties. The Swiss utilities have agreed to a reduction in this royalty on most properties until December 31, 2000. See "Swiss Royalty Interest".

In the early 1980's Energy Fuels expanded its operations to include breccia pipe uranium mining in the Arizona Strip district of northern Arizona. The land position of Energy Fuels in the Arizona Strip district acquired by the Registrant includes three developed or partially developed mines as well as several targeted mines and numerous other exploration targets.

In 1984, Energy Fuels formed a limited partnership with Union Carbide Corporation ("Union Carbide") pursuant to which Union Carbide acquired a 70% undivided interest in and became the operator of the White Mesa Mill. As a result of subsequent negotiations in 1987, Union Carbide's mines and properties in the Colorado Plateau were added to this limited partnership and, as a result, Energy Fuels acquired a 25% undivided interest in those mines. In 1994 this partnership was dissolved and Energy Fuels re-acquired 100% of the White Mesa Mill as well as certain of Union Carbide's mines on the Colorado Plateau. In the Colorado Plateau district, Energy Fuels then owned several uranium and vanadium mines on standby, several partially developed mines as well as additional acreage with exploration potential.

In 1994, in an effort to expand into the global uranium marketplace, Energy Fuels acquired a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves in Mongolia over a vast area.

In the early 1990's, Energy Fuels also acquired two significant ore bodies intended to be mined by in-situ type mining technology: the Reno Creek property in Wyoming, and the Dewey Burdock property in South Dakota.

In early 1995, Energy Fuels filed for protection under Chapter 11 of the United States Bankruptcy Code as a result of providing guarantees to an affiliated company and its majority shareholder. See "Bankruptcy of Oren Benton and Nuexco".

BANKRUPTCY OF OREN BENTON AND NUEXCO

On February 23, 1995, Oren L. Benton ("Benton") and two entities which Benton controlled - Nuexco Trading Corporation ("Nuexco") and CSI Enterprises, Inc. ("CSI") - filed for protection under Chapter 11 of the United States Bankruptcy Code.

Energy Fuels, Ltd. ("EFL") and Energy Fuels Exploration Company ("EFEX") filed for protection under Chapter 11 of the United States Bankruptcy Code on February 23, 1995. EFL and EFEX were both controlled by Benton through Energy Fuels Mining Joint Venture ("EFMJV"). EFL and EFEX were forced into bankruptcy because Benton, as controlling shareholder, caused them to guarantee certain of Benton's and Nuexco's investment and trading activities. EFMJV filed for protection under Chapter 11 on August 12, 1996.

The bankruptcy of Benton, Nuexco, CSI, EFL, EFEX and EFMJV involved numerous other affiliated and subsidiary entities, of which Energy Fuels was a relatively small part.

Under the provisions of Chapter 11 of the United States Bankruptcy Code, Benton maintained control of the assets of his estate, including the Energy Fuels Assets, but was under a fiduciary duty to reorganize his estate either under a plan of reorganization or through the sale of portions of the assets from time to time ("Section 363 Sales"). In order to protect the rights of creditors in this process, a committee of selected creditors was formed (the "Creditors Committee") as required under the provisions of Chapter 11 of the United States Bankruptcy Code.

Benton and the Creditors Committee filed a joint Section 363 Sale motion on October 21, 1996 with the Registrant as the lead bidder for the sale of the Energy Fuels Assets to the Registrant for cash of $20.5 million, subject to adjustments.

On December 4, 1996, the bankruptcy court approved the Acquisition Agreement and the sale of the Energy Fuels Assets to the Registrant. The effect of the court order was to eliminate substantially all known and existing claims and liabilities of all creditors against the Energy Fuels Assets, so that the Registrant would acquire the Energy Fuels Assets free and clear of all such liabilities.

SUMMARY OF ENERGY FUELS ASSETS ACQUIRED BY THE REGISTRANT

UNITED STATES ASSETS

The Energy Fuels Assets acquired by the Registrant pursuant to the Acquisition Agreement located in the United States included the following:

         o the White Mesa Mill, a 2,000 ton per day uranium and vanadium processing plant in Blanding, Utah. See "White Mesa Mill".

         o the Arizona Strip Properties, developed and partially developed mines and exploration properties in north central Arizona, including the Arizona 1 and Canyon mines, both currently on standby. See "Arizona Strip", "Arizona 1 Mine", "Canyon Mine" and "Pinenut Mine".

         o the Colorado Plateau properties, developed and partially developed mines and exploration properties straddling the south/central Colorado and Utah border, including the West Sunday Mine Complex and the Rim Mine, both of which are currently in production. See "Colorado Plateau" and "Sunday Mine Complex".

         o the Reno Creek in situ leach project, a uranium deposit in the Powder River Basin area of Wyoming in advanced stages of exploration and permitting. See "Reno Creek Property".

         o the Dewey Burdock in situ leach project, a uranium deposit in South Dakota. See "Dewey Burdock Property".

         o        the Bullfrog project, a uranium deposit in south central Utah.
                  See "Bullfrog Property".

         o        substantial mining equipment. See "Other Assets".

         o various uranium supply, waste processing contracts, and joint venture contracts. See "Other Assets" and "Alternate Feeds".

         o        various field and administrative offices. See "Other Assets".

THE MONGOLIA PROPERTY

Energy Fuels owned a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The Registrant, as a result of the Acquisition, acquired this interest. The other parties are the Mongolian Government as to 15% and Geologorazvedka, a Russian geological concern, as to the remaining 15%. The Gurvan-Saihan Joint Venture currently holds some 4 million acres of uranium exploration properties in Mongolia. See "Mongolia Property".

SUMMARY OF RESERVES AND RESOURCES

The following is a summary of the reserves and resources that the Registrant acquired on completion of the Energy Fuels' Asset Acquisition:




-----------------------------------------------------------------------------------------------------------------------------------
                                                  MILLION LBS U(3)O(8)                            MILLION LBS V(2)O(5)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                    PROVEN/PROBABLE    ADDITIONAL    POTENTIAL                            ADDITIONAL      POTENTIAL
                                       MINEABLE        GEOLOGICAL    ADDITIONAL       PROVEN/PROBABLE     GEOLOGICAL     ADDITIONAL
                                      RESERVES(1)     RESOURCES(2)  RESOURCES(2)    MINEABLE RESERVES(1)  RESOURCES(2)  RESOURCES(2)
-----------------------------------------------------------------------------------------------------------------------------------

ARIZONA STRIP                            --               --           39                   --                 --            --
(conventional mining)
-----------------------------------------------------------------------------------------------------------------------------------

ARIZONA 1 MINE                          1.0               --           --                   --                 --            --
(standby)
-----------------------------------------------------------------------------------------------------------------------------------

CANYON MINE                             2.0               --          1.0                   --                 --            --
(partially developed)
-----------------------------------------------------------------------------------------------------------------------------------

PINENUT MINE                             --              0.9           --                   --                 --            --
(standby)
-----------------------------------------------------------------------------------------------------------------------------------

COLORADO PLATEAU                        1.0(3)          10.3          5.0                 7(3)                 55            29
(conventional mining)
-----------------------------------------------------------------------------------------------------------------------------------

BULLFROG PROJECT                         --             12.9          7.0                   --                 --            --
(conventional mining)
-----------------------------------------------------------------------------------------------------------------------------------

RENO CREEK                              5.1              2.4          5.0                   --                 --            --
(in-situ  mining)
-----------------------------------------------------------------------------------------------------------------------------------

DEWEY BURDOCK                            --              6.6(4)       1.2(4)                --                 --            --
(in-situ mining)
-----------------------------------------------------------------------------------------------------------------------------------

GURVAN SAIHAN JV                         --             17.2(4)       100                   --                 --            --
(in-situ mining)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

TOTALS                                  9.1             50.3        158.2                    7                 55            29
-----------------------------------------------------------------------------------------------------------------------------------


(1)     As delineated by S2MS in the S2MS Report.

(2)     As stated by management of Registrant.

(3)     Does not include 364,000 lbs. of U(3)O(8) and 3,460,000 lbs. of V(2)O(5)
        currently in the mine plan at the Rim Mine. See "Rim Mine".

(4)     Updated by Registrant

INDEPENDENT EXPERT'S REPORT

In September 1996, the Registrant engaged Saskatoon Mining & Mineral Services Ltd. ("S2MS"), an independent engineering firm specializing in the uranium industry, to review and report on certain of Energy Fuels' assets. S2MS prepared a report entitled "Acquisition Study of Energy Fuels Nuclear Inc." dated November 1996 (the "S2MS Report").

Where indicated, S2MS has reviewed certain of the reserves and other costs set forth herein.

CALCULATION OF RESERVES AND RESOURCES

The Registrant maintains estimates of reserves and resources on the various properties. The Registrant estimates that its properties (including Mongolia) contained approximately 59 million pounds of U(3)O(8) as proven and probable geological resources. In addition, the Registrant estimates that there are at least another 40 million pounds of potential resources of U(3)O(8) in the Arizona Strip area, and at least another 5 million pounds of potential resources of U(3)O(8) in the Colorado Plateau area. In both cases, these estimates of potential resources were based upon years of historical experience in those areas. See "Arizona Strip - Exploration Potential" and "Colorado Plateau - Exploration Potential".

Of these resources, the Registrant calculates 10.5 million pounds as mineable in its current mine plan: 1 million from the Sunday Mine Complex; 0.4 million from the Rim Mine; 1 million from the Arizona 1 Mine; 3 million from the Canyon Mine (which includes 1 million pounds that are technically in the potential reserve category but which management, based on years of experience with breccia pipe mines, believes will be proven as mineable reserves once underground drilling is completed in the course of mine development); and 5.1 million pounds from the Reno Creek Property (to which a 75% recovery factor is applied). See "Sunday Mine Complex", "Rim Mine", "Arizona 1 Mine", "Canyon Mine" and "Reno Creek Property".

The Registrant's current mine plan covers anticipated production for the next 5 years from the Sunday Mine Complex, the Rim Mine, the Arizona 1 Mine and the Canyon Mine and anticipated production from the Reno Creek Property over its expected mine life of approximately 6 years. The Registrant's current mine plan does not address other mines that may also be brought into production during the next 5 years at various price levels of U(3)O(8) and vanadium, nor the additional reserves and mines that are expected to be developed in the future, thereby extending the mining plan beyond 5 years.

The Registrant has accepted these reserve numbers and recovery factors as its base case, rather than the slightly lower numbers calculated by S2MS (see "S2MS Calculation of Reserves and Resources"), because it believes that the historic production on the Colorado Plateau will continue for many years to come; that past experience with breccia pipes leads to the reasonable expectation that additional reserves will be delineated in the Canyon Mine once underground drilling is completed; and that a 75% recovery factor for the Reno Creek Property is reasonable.

Furthermore, the Registrant believes that the production estimates set out in its current mine plan for the next five years can be continued for many additional years depending on commodity prices, with the additional potential on the Colorado Plateau and the Arizona Strip.

S2MS' CALCULATIONS OF RESERVES AND RESOURCES

As part of the Registrant's due diligence prior to the completion of the bidding procedures for the Energy Fuels Assets, S2MS carried out a review of the Sunday Mine Complex, the Arizona 1 Mine, the Canyon Mine, the Reno Creek Property, the Dewey Burdock Property, the Mongolia Property and the White Mesa Mill during the two months prior to the December 4, 1996 Section 363 Sale confirmation hearing. S2MS spent approximately 1,500 hours completing their review of these properties. However, given the limited amount of time available, S2MS was not asked to review any other mines or properties of Energy Fuels, and in particular did not review the Deer Creek, Rim, Egnar Plains, Thunderbolt or Monogram mines on the Colorado Plateau, the Pinenut Mine on the Arizona Strip, the Bull Frog Property or any of the exploration properties on the Colorado Plateau or the Arizona Strip. In addition, given the absence of historical data in some cases, S2MS was not able to fully evaluate all of the reserves and resources in the Sunday Mine Complex.

Based on their review, S2MS was able to delineate mineable reserves of 9.1 million pounds. However, S2MS was unable to delineate all of the reserves in the Registrant's mine plan. The reserve estimates for the Arizona 1 Mine of 1 million pounds of U(3)O(8) were confirmed. However, because S2MS was not able to recognize formally the additional 1 million pounds that the Registrant delineated as mineable reserves at the Canyon Mine once underground drilling is completed, S2MS was only able to delineate 2 million pounds of U(3)O(8) at the Canyon Mine. Finally S2MS applied a recovery factor of 65% to the reserves at the Reno Creek Property, compared to the 75% recovery factor applied by the Registrant, thereby reducing the number of pounds of uranium that is expected to be recovered from those reserves by approximately 500,000 pounds. In addition, as S2MS was not asked to review the Rim Mine, the 364,000 lbs. of U(3)O(8) and 3,460,000 lbs. of V(2)O(5) in the current mine plan for the Rim Mine were not included in S2MS's report. See "Rim Mine".

In its report, however, S2MS did recognize that it was unable to fully evaluate all of the reserves at the Sunday Mine Complex, given the lack of time and data and that additional potential exists. S2MS also acknowledged that it is possible that with additional underground drilling at the Canyon Mine, the Registrant's estimate of 3 million pounds of reserves at that mine could be achieved. Finally, S2MS acknowledged that potential exists at the Reno Creek Property to delineate additional reserves.

CLAIMS ARISING OUT OF THE ACQUISITION


Under the Acquisition Agreement, Energy Fuels represented to the Registrant that Energy Fuels was conveying good title to the various properties and mining claims acquired by the Registrant. Energy Fuels agreed to indemnify the Registrant from any losses and damages incurred by the Registrant (subject to a cap of $1,500,000) and arising out of a breach of Energy Fuels' representations and warranties. A total of $1,500,000 of the purchase price paid by the Registrant was placed in escrow to secure Energy Fuels' indemnity obligations. On May 8 and 9, 1998, the Registrant submitted a claim against all amounts held in escrow alleging various breaches of Energy Fuels' representations and warranties. The liquidating trustee for the bankruptcy estates of Energy Fuels has denied the claims of the Registrant. The Registrant and the liquidating trustee are in negotiations attempting to resolve and settle these claims. If a settlement is not reached, either party may submit the dispute to litigation. At this time, it is not known whether a settlement will be reached or, if not reached, whether the Registrant will prevail in any litigation or the amount, if any, to be recovered on such claims.



The claims relate specifically to the Carnation claims in the Sunday Mine Complex and a portion of the properties held by the Mongolia joint venture. The sublease held by the Registrant on the Carnation claims may be invalid due to the expiration of the primary lease. The Registrant is currently in the process of contacting the land owners for the purpose of entering into a new lease. If the Registrant is able to locate and enter into a new lease with all of the land owners, the claims will be nominal in amount and limited to the amounts paid for the new lease and the cost of securing such lease. If the Registrant is unable to enter into a new lease with all of the land owners, the amount of the claim will be the net value of the uranium and vanadium resources on the Carnation claims with an approximate net value to the Registrant of in excess of $1,500,000).

A portion of the properties held by the Mongolian joint venture (approximately 6.3% of the total properties) is subject to a nature reserve area. Under Mongolian Law, exploration and mining on nature reserve areas is prohibited without permission of the Mongolian government. The nature reserve area was in existence at the time of the closing of the Registrant's acquisition of Energy Fuel's assets and was not disclosed by Energy Fuels to the Registrant. The Registrant has been working with the Mongolia government on this matter and has received permission to conduct limited exploration activities on these properties. Until the results of this exploration are known, the Registrant will not be able to quantify its potential claim against Energy Fuels. In addition, the Registrant does not know at this time whether the Mongolian government will permit mining on the nature reserve area if the exploration results are positive.

                                  RISK FACTORS

VOLATILITY AND SENSITIVITY TO PRICES, COSTS AND EXCHANGE RATES

Because a significant portion of the Registrant's revenues are expected to be derived from the sale of uranium and vanadium, the Registrant's net earnings will be closely related to the long- and short-term market price of U(3)O(8) and

V(2)O(5). Historically, uranium prices have been subject to fluctuation, and the price of uranium has been and will continue to be affected by numerous factors beyond the Registrant's control, such as demand for nuclear power, political and economic conditions in uranium producing and consuming countries, such as the United States, Canada and Russia and other republics of the CIS, and production levels and costs of production in countries such as Russia, Canada and other republics of the CIS and Australia.

During this fiscal year, U(3)O(8) prices have declined from $10.85 on September 30, 1997 to $10.50 per pound as of June 30, 1998. V(2)O(5) prices were $4.10 on September 30, 1997, rising to $6.90 in January 1998, and declining to $6.25 as of June 30, 1998.

COMPETITION FROM OTHER ENERGY SOURCES AND PUBLIC ACCEPTANCE OF NUCLEAR ENERGY

Nuclear energy competes with other sources of energy, including oil and gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, gas, coal and hydro-electricity for an extended period of time may make nuclear power a less attractive fuel source for the generation of electricity, thus resulting in lower demand for uranium. It is anticipated that production costs will become more of a factor for nuclear and other sources of energy as utilities continue to be less regulated, receive fewer government subsidies, and as electrical power becomes more freely traded. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

URANIUM INDUSTRY COMPETITION AND INTERNATIONAL TRADE RESTRICTIONS

The international uranium industry is highly competitive in many respects, including the supply of uranium. The Registrant markets uranium to utilities in direct competition with supplies available from a relatively small number of Western World uranium mining companies, from certain republics of the CIS and Mainland China and from excess inventories, including inventories made available from decommissioning of military weapons. To some extent the effects of the supply of uranium from the CIS republics are mitigated by a number of international trade agreements and policies, including suspension agreements entered into by the United States with certain republics of the CIS, including Russia, that restrict imports into the United States market. In addition, in January 1994, the United States and Russia signed a 20-year agreement to convert HEU from former Russian nuclear weapons to a grade suitable for use in nuclear power plants. During 1995, the United States also amended its suspension agreements with the Republics of Kazakhstan and Uzbekistan, which increased the limit on the supply of uranium from those republics into the United States for a 10-year period. The European Community also has an informal policy limiting annual consumption of uranium sourced from the CIS republics. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Registrant and may affect the supply of uranium available in the United States, which is the largest market for uranium in the world.

IMPRECISION OF RESERVE AND RESOURCE ESTIMATES

Reserve and resource estimates included in this document for uranium and vanadium are estimates, and no assurances can be given that the indicated levels of recovery will be realized. Such estimates are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Registrant believes that the reserve and resource estimates included in this document are well established and reflect management's best estimates, by their nature, reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and vanadium, as well as increased production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon future inspection, sampling, and measurement. The evaluation of resources or reserves is also influenced by economic and technological factors, which may change over time. Resource figures included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any resource estimate will ultimately be reclassified as proven or probable reserves.

REPLACEMENT OF RESERVES

The Sunday Mine Complex, Rim, Arizona 1, Canyon and Reno Creek Mines are the Registrant's principal sources of uranium at this time. Unless uranium properties such as Dewey Burdock and Mongolia are developed and placed into production or other reserves on the Colorado Plateau, the Arizona Strip or elsewhere are discovered or extensions to existing ore bodies are found, the Registrant's total uranium reserves will decrease over time as its current uranium producing properties are depleted. There can be no assurance that additional uranium properties will be developed and placed into production or that the Registrant's future exploration, development and acquisition efforts will be successful.

MINING RISKS AND INSURANCE

The mining of uranium is a capital intensive commodity business, and is subject to a number of risks and hazards. These risks are environmental pollution, accidents or spills, industrial accidents, labor disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, underground flooding and earthquakes), and encountering unusual or unexpected geological conditions. Depending on the size and extent of the event, the foregoing risks and hazards could result in damage to, or destruction of, the Registrant's mineral properties, personal injury or death, environmental damage, delays in or cessation of production from the Registrant's mines or in its exploration or development activities, monetary losses, cost increases which could make the Registrant uncompetive, and potential legal liability. In addition, due to the radioactive nature of the materials handled in uranium mining and milling, additional costs are incurred by the Registrant on a regular and ongoing basis.

The Registrant maintains insurance against certain risks that are typical in the uranium industry. This includes approximately $47,000,000 of fire and casualty insurance for damage to the mill and mining properties, $3,000,000 of business interruption insurance for the mill and mine activities caused by fire or other insured casualty, and $20,000,000 of general liability insurance. Although the Registrant maintains insurance in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain unforeseen circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of production, development or exploration), is generally not available to the Registrant or to other companies within the uranium mining and milling business.

GOVERNMENTAL REGULATION AND POLICY RISKS

Mining and milling operations and exploration activities, particularly uranium mining and milling in the United States, are subject to extensive regulation by state and federal governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Registrant's mines and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may have an impact on the Registrant's decisions as to whether to continue to operate existing mines or refining and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. Furthermore, future changes in governments, regulations and policies, could materially adversely affect the Registrant's results of operations in a particular period or its long-term business prospects. In addition, should certain recent proposals being considered by the U.S. Congress become law, a royalty on production of minerals from unpatented mining claims located on federal lands could be imposed, which could adversely impact the Registrant's proposed business and uranium prospects.

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies in the United States and elsewhere. The development of mines and related facilities is contingent upon governmental approvals which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies.

The duration and success of such approvals are subject to many variables outside the Registrant's control. In addition, as described below under "The Uranium Industry", the international marketing of uranium is subject to certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the CIS and the agreement between the United States and Russia related to the supply of Russian HEU into the United States.

ENVIRONMENTAL RISKS

The Registrant is required to comply with environmental protection laws and regulations and permitting requirements, and the Registrant anticipates that it will be required to continue to do so in the future. The material laws and regulations that the company must comply with are the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978, Clear Air Act, Clean Water Act, Safe Drinking Water Act, National Environmental Policy Act, Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State Mined Land Reclamation Acts or Department of Environmental Quality regulations, as applicable. The Registrant complies with the Atomic Energy Act as amended by the Uranium Mill Tailings Radiation Control Act of 1978 ("UMTRCA") by applying for and maintaining operating licenses from the U.S. Nuclear Regulatory Commission ("NRC"). Uranium milling operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act, and as federally-issued licenses, are subject to the provisions of the National Environmental Policy Act ("NEPA"). This means that any significant action relative to issuance, renewal, or amendment of the license must meet the NEPA provisions. At the present time, the NRC also regulates in-situ uranium mining operations. Therefore, for these types of facilities, the company must comply with the NRC licensing requirements, as well as with the Federal Land Policy Management Act, the National Park System Mining Regulations Act, and State Mined Land Reclamation Acts or Department of Environmental Quality regulations, as applicable. The Registrant utilizes specific employees and consultants in order to comply with and maintain the Registrant's compliance with the above laws and regulations.

Although the Registrant believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project.

DEPENDENCE ON LIMITED NUMBER OF CUSTOMERS

Long term demand for uranium is relatively fixed due to the fact that there are a limited number of nuclear reactors in the world and the lead time for construction of new reactors is many years. As a result, in any given year the Registrant likely will rely on a relatively small number of customers to purchase a significant portion of its production of uranium. The loss of any of the Registrant's largest customers or curtailment of purchases by such customers along with the inability to replace such customers with new customers could have a material adverse effect on the Registrant's financial condition and results from operations. Factors which may adversely affect purchases by customers from the Registrant include decisions by customers to forego purchases and use existing inventories of uranium and competition from other uranium suppliers.

MONGOLIA PROPERTY

An important component of the Registrant's business plan is the development of the Mongolia Property in Mongolia. As with any foreign operation, the Mongolia Property may be subject to certain risks, such as adverse political and economic developments in Mongolia, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt the project, restrict the movement of funds, result in a deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriation of earnings. No assurance can be given that current policies of Mongolia or the political situation within that country will not change so as to affect adversely the value or continued viability of the Registrant's interests in the Mongolia Property. The Registrant intends to monitor this investment with a view to anticipating political, economic or other events that may affect the Registrant's interests in the Mongolia Property. See "Description of Property - Mongolian Property".

TITLE TO CERTAIN PROPERTIES


The Registrant may not have good title to the Carnation claims in its Sunday Mine Complex and may not have the right to mine certain of the properties held by the Mongolian joint venture. Such matters may adversely affect the ability of the Registrant to mine these properties. See discussion under "Claims Arising out of the Acquisition."


RELIANCE ON ALTERNATE FEED REVENUE; DEPENDENCE ON ISSUANCE OF LICENSE AMENDMENTS

A significant portion of the Registrant's expected revenues and income over the next several years is expected to result from the processing of Alternate Feed Materials through the White Mesa Mill. These Alternate Feeds are ores or residues from other processing facilities that contain uranium in quantities that are either uneconomical to recover or can not be recovered at these other facilities. The Registrant has demonstrated the capability to "recycle" these Alternate Feeds through the Mill, recover whatever uranium is present, and dispose of the remaining waste in the Registrant's tailing cells. The Mill's co-product recovery circuit also allows the Registrant to recover other valuable materials that might be present in these Alternate Feeds.

The Registrant's ability to process Alternate Feeds is dependent upon obtaining amendments to its Mill license from the NRC. There can be no assurance that the NRC will continue to issue such license amendments. See Item 1 - "Description of Business" and Item 3 - "Legal Proceedings."

Although the Registrant believes that Alternate Feed sources will continue to generate revenues and income for the Registrant over this time period, there can be no guarantees or assurance that this will be the case.

DEPENDENCE ON KEY PERSONNEL

The Registrant's success will largely depend on the efforts and abilities of certain senior officers and key employees. Certain of these individuals have significant experience in the uranium mining industry. The number of individuals with significant experience in this industry is small. While the Registrant does not foresee any reason why such officers and key employees will not remain with the Registrant, if for any reason they do not, the Registrant could be adversely affected. The Registrant has not purchased key man life insurance for any of these individuals.

CONFLICTS OF INTEREST

Certain of the directors of the Registrant also serve as directors of other companies involved in natural resource exploration and development, and consequently there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Registrant will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Registrant and such other companies. In addition, such directors must declare, and refrain from voting on, any matter in which such directors may have a conflict of interest. The Registrant believes that no material conflicts of interest currently exist. Please refer to a further discussion at "Item 13 - Interest of Management in Certain Transactions".

LIMITED OPERATING HISTORY

The Registrant began its business in May 1997, following the acquisition of assets from Energy Fuels. As a result, the Registrant has had a limited history of operations. Although the Registrant was profitable for the nine month period ended June 30, 1998, there can be no assurance that the Registrant's operations will remain profitable.

ITEM 2 - DESCRIPTION OF PROPERTY

The following is an overview of the properties currently held by the Registrant:

                                 WHITE MESA MILL

OVERVIEW

The White Mesa Mill is located approximately 6 miles south of the city of Blanding, Utah. Access is by state highway.

Construction of the White Mesa Mill (also referred to herein as the "Mill") started in 1979, and ore was first processed in May 1980. The Mill is in compliance with NRC and EPA standards and is a dual-circuit uranium mill. The Mill is a standard design with both uranium and vanadium circuits.

The ore is received at the White Mesa Mill and stockpiled. Amenability tests are run on ore lots from individual mines to determine if blending of the ores will increase overall recovery. The ore is initially fed to an 18-foot diameter SAG Mill, then stored in slurry form in one of the two pulp storage tanks. The White Mesa Mill utilizes a two-stage leach process where overflow solution from the No. 1 CCD Thickener is combined, in an "acid kill" step, with feed from the pulp storage tanks. The slurry from this first stage leach is then separated in the pre-leach thickener, with the solids going to the second stage leach and the solution is clarified and sent to the solvent extraction circuits. Concentrated sulfuric acid, steam, and an oxidizer are added in the second stage leach. This slurry is subsequently fed to the 8-stage CCD Circuit where the underflow is discharged to tailings. In full operation, the Mill employs approximately 100 people.

CURRENT CONDITION

The Mill is generally in good operating condition, but with a need for capital expenditures to reline tailings Cell #4A, and refurbish the vanadium circuit before vanadium can be produced. The claricone clarifier has failed structurally and has been repaired once. Further repairs are currently required at an estimated cost of $15,000, should it be deemed that the claricone clarifier will be necessary for future operations. Since the date of the acquisition, approximately $400,000 has been spent refurbishing the vanadium circuit, which is expected to be fully restored by mid 1998.

TAILINGS

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. Currently there is sufficient volume available for another 500,000 tons of tailings solids. Thereafter, an additional cell will be needed, at a cost of approximately $2.5 million.

The current license for the Mill permits that a total of three forty-acre tailings cells may be added. Each additional tailings cell can accommodate approximately two million tons of tailings, for a total of nine years of operation at 2,000 tons per day.

Difficulties have been encountered with leaking seams in the liner for Cell #4A. This cell contains no tailings at present, and leaking is due to working of the liner by thermal stress, since it is exposed to full sunlight. The cell must be relined with a better quality material before using it to deposit tailings. The Registrant estimates an expenditure of $1.5 million for this purpose.

REQUIRED CAPITAL EXPENDITURES

Four significant capital projects are anticipated over the next three years with respect to operation of the White Mesa Mill:

-------------------------------------------------------------------------------------------------------------
ITEM                                                                                         ESTIMATED COSTS
-------------------------------------------------------------------------------------------------------------
Vanadium circuit refurbishing                                                                      * $460,000
-------------------------------------------------------------------------------------------------------------
Modifications to allow operation at reduced tonnage                                                   100,000
-------------------------------------------------------------------------------------------------------------
Tailings Cell #4A reline                                                                            1,500,000
-------------------------------------------------------------------------------------------------------------
Additional tailings cell                                                                            2,500,000
-------------------------------------------------------------------------------------------------------------
TOTAL                                                                                              $4,560,000
=============================================================================================================

         * To date, approximately $400,000 has been spent in connection with refurbishing the vanadium circuit.

RECENT OPERATIONS

Since January of 1995 the White Mesa Mill has completed three campaigns: the processing in 1995 and 1996 of approximately 200,000 tons of stockpiled ore, mainly from the Arizona Strip; the processing in 1996 of an alternate feed source, and the processing in 1997 of three alternate feed sources. The Registrant is currently processing an additional alternate feed source in 1998, in another campaign.

OPERATION AT REDUCED CAPACITY

Nameplate capacities of the Mill are 2000 tons per day of ore, which would yield 6 million pounds uranium per year from Arizona Strip ore or 3-1/2 million pounds per year of uranium and up to 18 million pounds per year of vanadium from Colorado Plateau ores. The Mill in its current 2,000 tons per day design capacity is oversized for the foreseeable tonnages expected over the next few years. The Mill is currently only capable of milling ore at its full design capacity. The larger the capacity, the larger the interval between Mill runs, as ore is stockpiled to provide adequate millfeed.

The Registrant proposes to bring the White Mesa Mill into production at a reduced effective capacity of approximately 750 tons per day. (1050 tons per day, operating 5 of 7 days per week). This will allow the Mill to be run more frequently and will reduce the amount of time that ore is stockpiled waiting for processing. However, the unit cost of milling ore increases as the capacity of the Mill is reduced.

Running at a lower tonnage is possible if relatively minor modifications are made to the Mill. The Registrant estimates that the capital expenditure required to reduce the capacity of the Mill is approximately $100,000, and that the capital expenditures required to increase capacity at a later date, should that alternative become economically attractive, are approximately the same. Approximately one half of this amount has been spent in preparation for alternate feed processing in 1998.

CLOSURE

THE FOLLOWING DISCUSSION OF THE REGISTRANT'S CURRENT PLANS FOR THE FUTURE OPERATION OF THE MILL CONSTITUTES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF FEDERAL SECURITIES LAWS. SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS."

The Registrant currently plans to operate the Mill continuously to process conventional ores and/or alternate feed ores except for planned temporary shut downs in between mill runs. As mentioned above, based on the Registrant's current tailings capacity and planned construction of future tailings cells, the Registrant currently anticipates operating the mill for at least nine (9) years subject to unanticipated business and/or regulatory changes. In the future, should the Registrant choose to shut down and close the Mill, it would be subject to certain closure costs. The estimate of closure costs for the Mill was revised by the Registrant after discussion with the NRC and reviewing costs for demolition. The current estimated closure costs are summarized as follows:

                          WHITE MESA MILL CLOSURE COSTS


CATEGORY
--------
Mill dismantling and decommissioning(1)                                                           $1,438,636
Cover tailings cell #2(2)                                                                          1,674,447
Cover tailings cell #3(2)                                                                          2,107,991
Cover tailings cell #4A(2)(4)                                                                        304,819
Cover tailings cell #1(2)                                                                          1,663,119
Miscellaneous - management, hygiene, radiation, etc.                                               1,395,372
                                                                                                  ----------
Direct Costs                                                                                       8,584,384
Contractors' Profit @ 10%                                                                            858,438
Contingency @ 15%                                                                                  1,287,244
Licensing and bonding                                                                                171,976
Long term care fund                                                                                  567,417
                                                                                                  ----------


TOTAL ESTIMATED COSTS                                                                            $11,469,459(3)
                                                                                                 -----------


(1) In the S2MS report, S2MS was asked to review the cost estimates for the reclamation of the Mill. As a check, S2MS determined that this equates to 35,000 hours @ $40/hour which S2MS concluded should be sufficient for this work. S2MS concluded that some equipment could be salvaged and resold, for example the grinding mill and drive, agitators, gearboxes, etc. S2MS concluded that as much as $1 million could be realized, although this has not been included.

(2) The tailings cells are filled up to a 5 foot freeboard then the walls are "contoured" and the cell contents covered with four layers of material- a 4 foot random fill, then a 2 foot clay cover (to stop radon emission), then another 2 feet of random fill, and finally a 2 inch top cover of crushed and compacted rock. The last layer is meant to prevent re-vegetation on the surface that root action might open as a pathway for radon emission.

         The closure plan would involve transfer of solution from Cell #4A to Cell #3, followed by sediment and the plastic lining. Cell #2 is already nearly covered; Cell #3 is partially covered.

(3) The total estimated reclamation costs are bonded. The Registrant has posted security in the amount of 65% of the bond amount. See "White Mesa Mill - Reclamation Bond".

(4) The cost estimate for reclaiming tailings Cell #4A assumes that no tailings sands are deposited in Cell #4A. Tailings sands are expected to be deposited in to Cell #4A in the second year of operations. Once tailings sands are deposited in tailings Cell #4A, the reclamation cost of that cell will be approximately $2 million.

SEQUENTIAL RECLAMATION

Under the Mill's NRC permit, the Mill is only allowed to have two tailings cells open at any one time. Prior to depositing tailings in to Cell #4A, the Registrant intends to close tailings Cell #2 and commence reclamation of Cell #2 for approximately $1,675,000. This will allow tailings Cell #4A to be opened. The result is that the total cost of reclamation at any one time, and hence the amount of the bond required, is not expected to increase as Cell #4A is brought into use.

As each pond, or cell, is filled with tailings, the water is drawn off and pumped to the evaporation pond and the sands allowed to dry. As each cell reaches final capacity, reclamation will begin with placement of 6 to 8 feet of clay and rock over the tailings. Additional cells are excavated into the ground, and the overburden is used to reclaim previous cells. In this way there is an ongoing reclamation process, and the total cost of reclamation at any point in time is not expected to increase significantly over the amounts set out in the table above, other than due to inflationary factors.

                            COLORADO PLATEAU DISTRICT

OVERVIEW

The Uravan mineral belt in the Colorado Plateau (the "Colorado Plateau District") has a lengthy mining history, with the first ore shipment made to France in 1898. World War II brought increased attention to the uranium ores in the Uravan area, and by the 1950's this district was one of the world's foremost producers of both uranium and vanadium. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987 but once again ceased in 1990. Total production from the Union Carbide mines (many of which were later purchased by Energy Fuels, and hence the Registrant) in the Uravan area is reported at 47 million pounds of U(3)O(8) and 273 million pounds of vanadium, yielding an overall ratio of V(2)O(5)/U(3)O(8) of 5.79.

EXPLORATION POTENTIAL

The types of uranium reserves found in the Colorado Plateau were deposited as alluvial fans by braided streams. The shape and size of the ore seams are extremely variable. As a result, exploration and mining have historically to a large part involved conducting exploration to find a seam and then merely following its erratic path, with little additional exploration other than development drilling in the course of following the seam. This is unlike other types of mining where ore bodies are almost completely delineated by explorative drilling prior to mining.

The unusual nature of these ore bodies has therefore traditionally resulted in a limited amount of resources being dedicated to delineate reserves prior to mining. Traditionally, there will be some ore reserves that have been delineated at the beginning of each year, uranium will be mined during the year and approximately the same amount of reserves will remain delineated at the end of the year. This pattern has persisted since the 1940's.

The following figure shows the mining history from the Union Carbide Properties on the Colorado Plateau since 1949:

----------------------------------------------------------------------------------------------------------------------------
 YEAR     TONS    %GRADE   %GRADE     POUNDS      POUNDS     V/U      TONS     %GRADE  %GRADE   POUNDS     POUNDS     V/U
        RESERVE   V(2)O(5) U(3)O(8)   V(2)O(5)   U(3)O(8)   RATIO     MINED   V(2)O(5) U(3)O(8) V(2)O(5)   U(3)O(8)  RATIO
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1949                            DATA NOT AVAILABLE                     54,006    1.80    0.36   1,944,210    388,843   5.00
----------------------------------------------------------------------------------------------------------------------------
1950                            DATA NOT AVAILABLE                     74,410    1.83    0.38   2,723,406    565,516   4.32
----------------------------------------------------------------------------------------------------------------------------
1951      917,678               DATA NOT AVAILABLE                     89,684    1.94    0.39   2,703,739    543,535   4.97
----------------------------------------------------------------------------------------------------------------------------
1952      994,000               DATA NOT AVAILABLE                    100,693    1.82    0.35   3,665,225    704,851   5.20
----------------------------------------------------------------------------------------------------------------------------
1953    1,068,000               DATA NOT AVAILABLE                    113,911    1.75    0.35   3,986,885    797,377   5.00
----------------------------------------------------------------------------------------------------------------------------
1954    1,267,580               DATA NOT AVAILABLE                     91,026    1.80    0.36   3,278,938    655,387   5.00
----------------------------------------------------------------------------------------------------------------------------
1955    1,332,870               DATA NOT AVAILABLE                     92,056    1.85    0.33   3,037,848    607,570   5.00
----------------------------------------------------------------------------------------------------------------------------
1956    1,784,450               DATA NOT AVAILABLE                    162,620    1.80    0.32   5,203,840  1,040,765   5.00
----------------------------------------------------------------------------------------------------------------------------
1957    2,242,331               DATA NOT AVAILABLE                    310,311    1.28    0.25   7,943,952  1,551,555   5.12
----------------------------------------------------------------------------------------------------------------------------
1958    2,141,529    1.46    0.26   82,532,647  11,135,951   5.62     371,183    1.37    0.27  10,170,414  2,004,388   5.07
----------------------------------------------------------------------------------------------------------------------------
1959    2,048,028    1.40    0.25   57,361,584  10,243,140   5.60     453,258    1.38    0.25  12,509,921  2,266,290   5.52
----------------------------------------------------------------------------------------------------------------------------
1960    2,527,850    1.32    0.25   66,735,240  12,639,250   5.28     541,653    1.27    0.24  13,757,966  2,599,934   5.29
----------------------------------------------------------------------------------------------------------------------------
1961    2,107,418    1.32    0.25   55,835,835  10,537,090   5.28     488,914    1.33    0.25  12,951,912  2,434,570   5.52
----------------------------------------------------------------------------------------------------------------------------
1962    1,904,184    1.33    0.25   50,651,294   9,520,920   5.32     477,716    1.24    0.24  11,847,357  2,293,037   5.17
----------------------------------------------------------------------------------------------------------------------------
1963    1,722,478    1.31    0.25   45,128,871   8,612,380   5.24     359,171    1.32    0.23   9,482,114  1,652,187   5.74
----------------------------------------------------------------------------------------------------------------------------
1964    1,406,769    1.25    0.25   35,169,225   7,033,845   5.00     270,398    1.43    0.23   7,733,383  1,243,831   6.22
----------------------------------------------------------------------------------------------------------------------------
1965    1,359,730    1.33    0.21   36,168,818   5,710,866   6.33     260,250    1.55    0.24   8,067,750  1,249,200   6.46
----------------------------------------------------------------------------------------------------------------------------
1966    1,485,000    1.37    0.23   40,690,644   6,831,276   5.96     355,047    1.35    0.22   9,586,269  1,562,207   6.14
----------------------------------------------------------------------------------------------------------------------------
1967    1,543,689    1.31    0.22   40,444,652   6,792,232   5.95     286,233    1.22    0.20   6,954,085  1,144,932   6.10
----------------------------------------------------------------------------------------------------------------------------
1968    1,007,200    1.32    0.22   26,590,080   4,431,680   6.00     382,738    1.13    0.21   8,649,879  1,607,500   5.38
----------------------------------------------------------------------------------------------------------------------------
1969      860,900    1.32    0.21   22,272,760   3,615,780   6.29     354,538    1.18    0.20   8,367,050  1,418,144   5.90
----------------------------------------------------------------------------------------------------------------------------
1970      782,900    1.34    0.22   20,961,720   3,444,760   6.09     391,843    1.26    0.20   9,869,404  1,566,572   6.30
----------------------------------------------------------------------------------------------------------------------------
1971      639,600    1.50    0.21   19,188,000   2,686,320   7.14     344,048    1.15    0.20   7,913,104  1,376,192   5.75
----------------------------------------------------------------------------------------------------------------------------
1972      736,300    1.43    0.19   21,058,180   2,797,940   7.53     184,605    1.30    0.19   4,799,730    701,499   8.84
----------------------------------------------------------------------------------------------------------------------------
1973    1,043,285    1.38    0.19   28,794,666   3,964,483   7.26     140,319    1.32    0.19   3,704,422    533,212   8.95
----------------------------------------------------------------------------------------------------------------------------
1974    1,210,872    1.34    0.19   32,451,370   4,601,314   7.05     274,136    1.13    0.15   6,195,474    822,408   7.53
----------------------------------------------------------------------------------------------------------------------------
1975    1,733,800    1.24    0.19   42,995,240   6,588,440   8.53     297,508    1.22    0.17   7,259,195  1,011,527   7.16
----------------------------------------------------------------------------------------------------------------------------
1976    2,274,650    1.24    0.19   56,411,320   8,643,670   8.53     344,414    1.18    0.18   8,128,170  1,239,890   6.56
----------------------------------------------------------------------------------------------------------------------------
1977    2,433,550    1.24    0.20   60,352,040   9,734,200   8.20     413,979    1.09    0.17   9,024,742  1,407,529   6.41
----------------------------------------------------------------------------------------------------------------------------
1978    2,489,125    1.15    0.20   57,249,875   9,958,500   5.75     407,350    1.09    0.17   8,880,230  1,384,990   6.41
----------------------------------------------------------------------------------------------------------------------------
1979    2,935,550    1.08    0.19   62,233,660  11,155,090   5.58     440,238    1.00    0.16   8,804,720  1,408,755   6.25
----------------------------------------------------------------------------------------------------------------------------
1980    3,099,600    1.07    0.19   66,331,440  11,778,480   5.63     446,071    1.03    0.17   9,230,263  1,523,441   6.06
----------------------------------------------------------------------------------------------------------------------------
1981    2,967,600    1.07    0.19   63,934,640  11,352,880   5.63     325,266    1.06    0.18   7,025,746  1,170,958   6.00
----------------------------------------------------------------------------------------------------------------------------
1982    2,949,500    1.07    0.19   63,119,300  11,208,100   5.63     299,638    1.02    0.18   6,112,615  1,078,697   5.67
----------------------------------------------------------------------------------------------------------------------------
1983    2,842,300    1.07    0.19   60,825,220  10,800,740   5.63     167,260    1.02    0.18   3,412,104    802,136   5.67
----------------------------------------------------------------------------------------------------------------------------
1984    3,466,000    1.07    0.19   74,172,400  13,170,800   5.63      31,812    1.02    0.17     712,589    106,161   8.59
----------------------------------------------------------------------------------------------------------------------------
1985    3,470,750    1.07    0.19   74,274,050  13,188,850   5.63                         NO MINING
----------------------------------------------------------------------------------------------------------------------------
1986    3,491,550    1.07    0.19   74,719,170  13,267,890   5.63                         NO MINING
----------------------------------------------------------------------------------------------------------------------------
1987    3,519,625    1.06    0.19   74,636,235  13,342,685   5.59      71,693    1.44    0.25   2,203,763    398,131   5.54
----------------------------------------------------------------------------------------------------------------------------
1988    4,450,275    1.11    0.20   98,934,965  17,714,275   5.59     154,868    1.47    0.26   4,553,465    795,003   5.73
----------------------------------------------------------------------------------------------------------------------------
1989    3,929,000    1.16    0.22   92,880,760  17,006,540   5.46     235,476    1.42    0.23   6,869,526  1,075,941   6.20
----------------------------------------------------------------------------------------------------------------------------
1990    3,798,200    1.16    0.22   88,280,920  16,427,180   5.37     180,927    1.41    0.23   4,552,312    733,384   6.21
----------------------------------------------------------------------------------------------------------------------------
1991    3,993,700    1.17    0.22   93,393,860  17,186,760   5.43                         NO MINING
----------------------------------------------------------------------------------------------------------------------------
1992    3,785,000    1.16    0.22   88,047,960  18,395,340  5.37                          NO MINING
----------------------------------------------------------------------------------------------------------------------------
1993    3,575,600    1.16    0.22   82,943,220  15,537,900  5.34                          NO MINING
----------------------------------------------------------------------------------------------------------------------------
                 1994 DATA NOT AVAILABLE
----------------------------------------------------------------------------------------------------------------------------

Mining stopped on the Colorado Plateau in 1990 as a result of low uranium and vanadium prices and not as a result of the depletion of reserves.

Based on this history of production from the Colorado Plateau, the Registrant believes that the potential to continue this pattern of production exists for many years to come and that additional reserves will be delineated each year as mining continues.

Presently 1.3 million pounds of mineable reserves of uranium and 10.3 million pounds of additional geological resources of uranium have been identified by the Registrant. The Registrant has also identified 10.5 million pounds of mineable resources of vanadium and 55 million pounds of additional geological resources of vanadium. In addition, the Registrant has identified several previously unexplored prospective areas in the Colorado Plateau between existing mines.

GEOLOGY

The Registrant's properties on this geographic area are typical uranium-vanadium deposits of the Colorado Plateau type located in the southern end of the Uravan mineral belt. The rocks of the Colorado Plateau are predominately sedimentary ranging in age from Precambrian to Tertiary and, although uranium mineralization occurs in sediments of different ages, the most important deposits of the Uravan belt occur in the Salt Wash Member of the Jurassic Morrison Formation.

The Salt Wash Member consists of light gray to light brown sandstones interbedded with red-green siltstones and mudstones. The sandstones, which are generally fine-grained and well to moderately sorted, are considered to have been deposited as alluvial fans by braided streams. The mineralization occurs in the lenticular sandstone deposits as tabular, elongate bodies generally parallel to the bedding following the palaeo-channels. All of the large deposits within the Morrison Formation are in the upper sandstone lens of the Salt Wash Member, commonly known as the third rim. Fine-grained uraninite is the sominant uranium mineral accompanied by lesser amounts of coffinite. The chief vanadium mineral is nontrosite. In the oxidized parts of the deposits the distinctive yellow coloured uranyl-vanadate mineral, carnotite, is common.

Individual deposits are small, varying in length from a few hundred to several thousand feet and in width from a hundred to a thousand feet. Thicknessesses vary from a few inches to several tens of feet, but generally average between two to five feet. Mines often contain several such ore bodies. The host sediments are generally flat lying to low dipping with little structural deformation.

The Registrant's principal mining complexes on the Colorado Plateau District consist of the Deer Creek, Monogram, Thunderbolt, Sunday, Egnar Plains and East Canyon (Rim) zones.

The Registrant has also established a central office, maintenance shop, and equipment storage facility at Dove Creek, Colorado approximately 60 miles south of the Sunday Mine Complex. This facility is used for major repair work such as overhauls and is centrally located to serve several widely spaced mines.

The bulk of the reserves and resources and the nearest term mining potential in the Colorado Plateau District are contained in three areas, the Sunday Mine Complex, the Deer Creek complex, which includes the La Sal and Pandora, mines and the East Canyon Area, which includes the Rim Mine, all of these areas have developed, permitted mines, with the Sunday and Rim Mines currently in production. Production at certain other mines in these areas could be resumed on relatively short notice. Given the limited time available, only the Sunday Mine Complex, which is currently in production, was examined by S2MS. See "Sunday Mine Complex". Since the Acquisition, given the current high prices of V(2)O(5), the Registrant has elected to bring the Rim Mine into production. The Rim Mine has a high ratio of V(2)O(5) to U(3)O(8). See "Rim Mine".

                               SUNDAY MINE COMPLEX

OVERVIEW

The Sunday Mine Complex is located in the Colorado Plateau District of Colorado approximately 100 miles by road from the White Mesa Mill. Access is by state highway and county roads.

The Sunday Mine Complex is comprised of the Sunday, West Sunday, Carnation, Topaz, Le May and Leonard Clark zones which are contiguous or near contiguous partially worked mines and virgin exploration areas.

The Sunday Mine Complex is held by the Registrant under a large number of 1,500 feet x 600 feet rectangular standard BLM mining claims, some of which were owned outright and some of which were purchased or leased from former holders and are subject to various NSR royalty agreements.

The Sunday Mine Complex is one of several mining areas owned by the Registrant in the Colorado Plateau District. See "Colorado Plateau District".

PERMITTING

The Sunday Mine Complex is permitted for mining. However, recent changes in Colorado laws gives the Colorado state authorities the right to require mines such as the Sunday Mine Complex in certain circumstances to submit a revised Environmental Protection Plan for approval when mining activities are re-initiated. See "Permitting". Mining activities have commenced at the Sunday Mine Complex and as of the filing date the Registrant has not been notified of any additional permitting requirements.

GEOLOGICAL RESOURCES

The geological resources of the Sunday Mine Complex, calculated by the Registrant, are 845,400 tons grading approximately 0.21% U(3)O(8) and approximately 1.40% V(2)O(5) resulting in 3,493,700 pounds of U(3)O(8) and 23,612,300 pounds of V(2)O(5).

Prior to the acquisition of the Energy Fuels assets, the Registrant asked S2MS to evaluate the Sunday Mine Complex ore reserve estimates. Due to time constraints, an assessment of the reserve by S2MS focused on the West Sunday area and new areas immediately available to new development from the West Sunday workings. These are the Le May zone, Leonard Clark zone and West Sunday zone itself. In addition, S2MS spent some time attempting to verify the resource estimates for the Sunday and Carnation zones but found that there was not sufficient data to verify all these resources, in the time available.

The final probable geologic resources for the Sunday Mine Complex zones calculated by S2MS, including approximately 50,000 tons from the Carnation zone, were 318,190 tons grading approximately 0.25% U(3)O(8) and approximately 1.69% V(2)O(5) resulting in 1,594,690 pounds of U(3)O(8) and 10,682,050 pounds of V(2)O(5).

The overall total for the Le May, Leonard Clark and West Sunday zones compares with 235,000 tons grading 0.24% U(3)O(8) quoted for the same areas by Energy Fuels which makes the S2MS estimate 14% higher in tons and 19% higher in contained pounds of U(3)O(8). As a result, S2MS has concluded that the estimates made by Energy Fuels for these areas were slightly conservative and are realistic numbers for planning future mining operations.

SUNDAY MINE COMPLEX - MINING

MINEABLE RESERVES

The Registrant's ore reserve for the Sunday Mine Complex includes a total of 845,400 tons at 1.40% V(2)O(5) and 0.21% U(3)O(8). As discussed above, only a portion of the reserve areas addressed in that statement were independently verified by S2MS and included in the S2MS Report. Based on the geological resources that S2MS was able to verify with the available data, mineable ore reserves as calculated by S2MS were 221,579 tons grading approximately 0.24% U(3)O(8) and approximately 1.67% V(2)O(5), resulting in 1,070,124 pounds of U(3)O(8) and 7,393,822 pounds of V(2)O(5).

MINE DEVELOPMENT

The Sunday Mine Complex is accessed by a number of declines from surface. The declines grade at approximately minus 12% and are collared in the valley wall and generally follow the ore zones down, which dip at about 11 degrees. The valley rises up steeply over the ore zones such that at the top of the valley wall the ore is some 800 feet below surface.

Originally each of the mines in the Sunday Mine Complex were developed as separate stand alone mines, but now they have been joined together by drifts such that they can be considered as one extensive mine.

The Sunday Mine Complex is an operating mine and as such has all the necessary facilities required for operations. Adjacent to the West Sunday portal is a building containing a single bay maintenance shop, change room, office and small warehouse. A second building houses a compressor. Water, electricity, and other services are all installed. At the Sunday portal one building houses a four bay maintenance shop and a second building provides a change room and offices. There are several other utility buildings as well at this site. As the Sunday Mine was operated as a separate mine it is set up as a stand-alone facility with all the required services installed.

An additional building housing a compressor is located on the hill above the West Sunday. A number of ventilation fans remain installed on the collar of ventilation raises.

Additional access and ventilation development is required for mining of certain ore zones. A 2,400-foot long drift from the Topaz to the Le May zone is being driven and a new 700-foot long vertical borehole to surface would be bored to supply ventilation to the zone. To further develop the West Sunday ore, 600 feet of additional drifting is required to connect the upper and lower West Sunday ore zones.

MINING METHODS

The mining method is random room and pillar in which no set pillar pattern is established but rather both the sizes of the rooms and the pillars is left up to the operators on a day to day basis. Whenever possible, pillars would be left in waste or low-grade areas. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.

Because of the limited height of the ore, mining must necessarily be quite selective in order to maintain a satisfactory production grade. This is done by following the ore zones closely and by the technique of "split shooting" wherein the ore and waste are blasted separately in a two-stage operation.

Miners are generally organized into small production teams, each operating in a different area of the mine. Drilling is carried out by hand held jacklegs. Each drill crew is assigned a vehicle equipped with a full set of gear for drilling so that location changes can be made quickly and efficiently. Mucking is accomplished by one or two cubic yard scooptrams loading ore or waste into 8 or 10 ton trucks for haulage to surface. Ore is dumped in a stockpile near the portal collar.

The surface truck haulage contractor is responsible for loading his own trucks as well as hauling the ore to the Mill near Blanding, Utah.

PRODUCTION FORECAST AND SCHEDULE

Based on 200 tons per day for a five-day week and 250 working days per year, an annual production rate of 50,000 tons or 230,000 pounds of recoverable uranium and 1.3 million pounds of recoverable vanadium is considered by the Registrant to be reasonable.

The Registrant began actual ore production from the Sunday Mine Complex in November of 1997 after several months of mine dewatering and general refurbishment. The Registrant also began refurbishment of the old Topaz decling, and driving new decline toward the LeMay orebody. As of the end of April 1998, the Registrant had produced 16,084 tons of ore.

OPERATING COSTS

The Registrant based on experience and expected vanadium prices estimates that its total mining and milling costs will be in the range of $9.00 to $12.50 per lb. of uranium produced from the Sunday Mine Complex.

The Registrant is evaluating options to contract out a portion of the east end of the Sunday Mine Complex (the GMG area) to an independent contractor. The approach would be an all-inclusive one in which the contractor would be responsible for all mining activities and support services. The contractor would pay for power, fuel, maintenance of all equipment and buildings, roads, as well as direct mining costs. The Registrant would compensate the contractor by paying the contractor for tons of ore delivered at the White Mesa Mill. To encourage good grade control, the mining contract would be set up to pay a premium for increasing ore grade relative to the reserve grade. The payment basis would be recalculated monthly based on the current market prices of uranium and vanadium. The contractor would assume all risk for profit and loss based on his ability to maintain profitable quantities and grades of ore from a mostly depleted reserve area.

PURCHASED ORE

In order to supplement its own mining operations and production, the Registrant has entered into agreements with other independent miners in the Colorado Plateau region to purchase their ore based on a schedule which takes into account the U(3)O(8) and V(2)O(5) content of the ore, current market prices, and appropriate discounts for milling costs and profits. It is anticipated that these purchase prices will compare favorably with the company's own mining costs for similar ore.

                                    RIM MINE

OVERVIEW

The Rim Mine is located in the Colorado Plateau District of Utah approximately 60 miles by road from the White Mesa Mill. Access is by state highway and county roads.

The Rim Mine is comprised of the Rim, Cressler, Columbus, and Humbug claims, which are contiguous or near contiguous partially worked mines and virgin exploration areas.

The Rim Mine is held by the Registrant under a large number of 1,500 feet x 600 feet rectangular standard load mining claims, some of which are owned outright and some of which are leased and are subject to various royalty agreements.

The Rim Mine is one of several mining areas owned by the Registrant in the Colorado Plateau District. See "Colorado Plateau District ".

PERMITTING

The Rim Mine is permitted for mining by the State of Utah Division of Oil, Gas and Mining. The Mine has a current Utah NPDES (National Pollution Discharge Elimination System) Permit allowing for treatment and discharge of excess mine water.

GEOLOGICAL RESOURCES

The geological resources of the Rim Mine, calculated by the Registrant, are 108,000 tons grading approximately 0.18% U(3)O(8) and approximately 1.72% V(2)O(5) resulting in approximately 394,800 pounds of U(3)O(8) and approximately 3,712,400 pounds of V(2)O(5). The Registrant projects an additional 40,000 tons of probable ore reserves based on geologic favorability and nearness to the known orebody at the Rim Mine. These probable reserves contain 152,000 pounds of U(3)O(8) and 1,528,000 pounds of V(2)O(5) at grades of 0.19% U(3)O(8) and 1.91%
V(2)O(5).

MINEABLE RESERVES

The Registrant's ore reserve for the Rim Mine includes a total of 100,000 tons at 0.182% U(3)O(8) and 1.73% V(2)O(5) resulting in 364,000 pounds of U(3)O(8)
and 3,460,000 pounds of V(2)O(5).

MINE DEVELOPMENT

The Rim Mine is accessed by a single vertical shaft, 500 feet in depth, and a decline from the adjacent canyon wall. The decline grades at approximately minus 6%, and is collared in the valley wall and generally follows the ore zones down.

The Rim Mine was an operating mine when it was shut down in 1990. The Registrant re-commenced mining activities in early 1998. Adjacent to the shaft is a small building containing a single bay maintenance shop, change room, office and small warehouse. A second building houses a compressor. Water, electricity, and other services are all installed. At the Rim portal only basic surface facilities are in place. The mine plan calls for ventilation and mine dewatering to be facilitated through the vertical shaft and for all mine waste and ore removal to take place through the decline. The mine was allowed to flood after it was shut down in 1990, and consequently required a significant amount of cleanout and repair prior to mining.

MINING METHODS

The mining method is random room and pillar in which no set pillar pattern is established but rather both the sizes of the rooms and the pillars are left up to the operators on a day by day basis. Whenever possible, pillars are left in waste or low-grade areas. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.

Because of the limited height of the ore, mining must necessarily be quite selective in order to maintain a satisfactory production grade. This is done by following the ore zones closely and by the technique of "split shooting" wherein the ore and waste are blasted separately in a two-stage operation.

The Rim mine is being operated as a contract mine. The contractor is responsible for all mining activities and support services. The contractor is operating the mine and pays for power, fuel, maintenance of all equipment and buildings, roads, as well as direct mining costs. The Registrant compensates the contractor by paying the contractor for tons of ore delivered at the White Mesa Mill. To encourage good grade control, the mining contract has been set up to pay a premium for increasing ore grade relative to the reserve grade. The payment basis is recalculated monthly based on the current market prices of uranium and vanadium. The contractor has assumed all risk for profit and loss based on his ability to maintain profitable quantities and grades of ore from the current reserve area. The contractor is responsible for haulage of the ore to the Mill near Blanding, Utah, as part of the per ton contract rate. Based on the current payment schedule and current market prices, the Registrant is estimating a production cost similar to that of the Registrant's own mining operations.

PRODUCTION FORECAST AND SCHEDULE

Based on 75-100 tons per day for a five-day week and 250 working days per year, an annual production rate of 18,750-25,000 tons or 65,500-87,300 pounds of recoverable uranium and 506,000-675,000 pounds of recoverable vanadium is considered by the Registrant to be reasonable.

The Registrant began actual ore production from the Rim Mine in January of 1998 after three months of mine dewatering and general refurbishment. As of the end of April 1998, the contractor had produced 990 tons of ore, primarily from cleanup and development work.

                                  ARIZONA STRIP
OVERVIEW

The Arizona Strip is an area bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the West by the Grand Wash cliffs; and on the south by a mid-point between the city of Flagstaff and the Grand Canyon. The area encompasses approximately 13,000 square miles. The Arizona Strip is separate and distinct from the Colorado Plateau District. The two mining districts are located approximately 200 air miles (310 road miles) apart and have been historically administered as two separate mining camps.

The Registrant owns a number of permitted mines on standby, partially developed mines, known deposits and well developed prospects in the Arizona Strip.

Since 1980, when mine development first began at Hack Canyon II, the Arizona Strip has produced in excess of 19 million pounds of uranium, averaging 0.65% U(3)O(8) from seven mines, each of which was owned and operated by Energy Fuels. Of these mines, Hack Canyon I, II, and III and Pigeon are mined out and have been reclaimed; Hermit is partially reclaimed; Pinenut, Kanab North, Canyon and Arizona 1 have remaining reserves and have been placed on a standby basis.

The following table summarizes Energy Fuels' mining history from the Arizona
Strip:

---------------------------------------------------------------------------------------------------------------------
               MINE NAME                   PRODUCTION PERIOD             TONS MINED        GRADE           TOTAL
                                                                                       (% U(3)O(8))    (LBS U(3)O(8))
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
Hack Canyon I                                 1981 - 1987                   133,822        0.530           1,419,623
---------------------------------------------------------------------------------------------------------------------
Hack Canyon II                                1980 - 1987                   497,099        0.704           7,000,273
---------------------------------------------------------------------------------------------------------------------
Hack Canyon III                               1981 - 1987                   111,263        0.504           1,121,748
---------------------------------------------------------------------------------------------------------------------
Pigeon                                        1985 - 1990                   406,794        0.643           5,651,862
---------------------------------------------------------------------------------------------------------------------
Kanab North(1)                                1988 - 1991                   260,818        0.531           2,767,570
---------------------------------------------------------------------------------------------------------------------
Pinenut(1)                                    1988                           25,807        1.020             526,350
---------------------------------------------------------------------------------------------------------------------
Hermit                                        1989 - 1990                    36,339        0.760             552,449
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
TOTAL                                                                     1,471,942        0.647          19,039,875
---------------------------------------------------------------------------------------------------------------------

(1)   These deposits have remaining ore reserves

Currently the Registrant has four mines in the Arizona Strip district, all of which are permitted and have identified mineral reserves remaining. These are the Kanab North, Pinenut, Arizona 1, and the Canyon. Due to time constraint only two mines; the Arizona 1 and Canyon, are parts of the S2MS Report.

There are a central office, maintenance shop, and equipment storage facility at Fredonia, Arizona to service the Arizona Strip mines. Fredonia is located north of the Grand Canyon and approximately 45 miles from the Arizona 1 Mine. The Canyon Mine is approximately 80 miles directly south of the Fredonia facility but due to the Grand Canyon, the mine is over 200 road miles away, accessed via highway 180.

Ore from both mines can be hauled by truck from the mine site to the White Mesa Mill. The Arizona 1 Mine is 307 road miles and the Canyon Mine is 316 road miles from the Mill.

DEVELOPMENT SEQUENCE IN THE ARIZONA STRIP

The ore zones occur in collapsed breccia pipes and range from 1,000 to 1,800 feet below surface with a vertical extent of up to 600 feet thick. Each of the mines in the Arizona Strip consists of one breccia pipe. The pipes typically are 200 to 400 feet in diameter. Within this envelope the ore can be at times massive but often is irregular and discontinuous. Some ore has also been mined in "ring fractures" just outside the limits of the pipes.

Definition of the ore reserve for these breccia pipe uranium ore bodies is, by necessity a two stage process. Drilling from the surface provides the initial data of depth, thickness and grade of ore intercepts determined by downhole natural gamma logging. Depending on the diameter of the pipe, which ranges from 200 to 400 feet, as many as 40 surface holes, controlled to minimize drift, are completed, logged and drift surveyed.

From this surface drill data, computed proven, probable and possible reserves are utilized for the decision as to whether or not the sinking of a shaft is feasible.

A 1,000 to 1,600 foot deep shaft is generally required to access the deposits. In the case of the Hack Canyon I, II, and III mines, access was obtained through declines driven from nearby canyons. The average cost for sinking a shaft is approximately $1,900 per foot.

Once the shaft sinking commences and stations are cut, the second phase of reserve definition commences. Arrays of long holes and diamond core holes are completed from the stations cut as the shaft sinking continues to total depth. From natural gamma logs of the long holes and core holes, integrated and correlated with the surface drill data, a final proven reserve is computed and is regarded as the final feasibility study reserve.

In the case of the Arizona 1 Mine where the shaft is completed, the requisite long hole and core drilling, ore definition is complete. The generated ore reserve for Arizona 1 is therefore regarded as proven.

The Canyon Mine shaft is not complete, necessitating ore definition from surface drilling only, yielding reserves characterized as proven, probable and possible. Based on past experience, Energy Fuels projected that a significant amount of further reserves would be delineated once underground drilling is completed.

An Energy Fuels feasibility study dated January 15, 1996 for Canyon Mine attributed a feasibility reserve of 3,094,000 pounds U(3)O(8) contained in 182,000 ore tons at 0.850% eU(3)O(8). S2MS supports only about 2/3 of this in its current reserve assessment. However, in the S2MS Report, S2MS notes that a portion of the Canyon Mine breccia pipe has not been evaluated/drilled from the surface and underground drilling has not been conducted. S2MS also notes that Energy Fuels stated that it is realistic to expect that "fracture/ring ore" will be discovered and that the calculated reserve will be extended to the 3 million pound reserve used in the above cited Energy Fuels feasibility study.

Typically, the life cycle of an Arizona Strip mine is approximately eight years. The permitting process takes approximately one to two years. The average mine development and mining phase takes approximately five years, and the average decommissioning reclamation period is less than one year.

HISTORIC MINING METHODS

The ore zones are quite irregular in shape and can vary from large areas several hundreds of feet high and wide to small lenses and discontinuous pods. As a consequence, combinations of mining methods are used to mine the breccia pipe ore.

Blasthole or slot mining is used to mine the larger zones. The smaller irregular pods are mined with conventional methods, which include random room and pillar, shrinkage, and open stoping. Following mining, all the stopes are left open with no backfilling.

To develop a mine, four or five shaft stations spaced 200 feet apart are excavated and drifts driven from them to establish the main production levels. Raises are driven between the levels for ventilation and ore/waste transfer. A ventilation supply incline is driven around the ore body as a slusher ramp. Sublevels are driven from the incline at vertical spacings to provide access for initial stope/slot development and conventional mining.

BACKGROUND GEOLOGY

Breccia pipes are collapse features engendered by cavern dissolution in the Redwall Limestone, some 3,000 feet below present day surface. Overlying sediments fracture as the cavern size increases and ultimately collapse forming a pipe-like structure, which is filled with the rubble of the sediments. Uranium mineralization occurs in this brecciated rock, forming deposits 200 to 400 feet in diameter, some 600 feet thick at depths up to 1,800 feet.

Uranium ore is hosted by the breccia in a sand, silt, and clay matrix. The principal uranium mineral, pitchblende, occurs primarily in the matrix, filling voids between sand grains and replacing rock fragments. Pyrite is the principal gangue mineral. Calcite and gypsum are common cementing minerals. Copper, lead and zinc minerals may also be present.

Nearly always, the pipe is haloed by alteration or a zone of bleaching resulting from the partial removal of red iron minerals from formations surrounding the pipe. "Ring fractures" are often seen at the pipe margins. These fractures may also be an important host for associated mineralization and ore reserves.

EXPLORATION POTENTIAL

Since 1980, Energy Fuels developed nine mine projects from which seven mines produced a total of 19 million pounds of uranium, or approximately 2.7 million pounds of uranium per mine.

Energy Fuels conducted an extensive exploration program in the Arizona Strip. Since 1980, Energy Fuels identified in excess of 1,300 breccia pipe targets. Of these, Energy Fuels drilled at least one hole on 140 breccia pipe targets, of which 62 were verified to be breccia pipes, and identified mineralization in 42 of these. Subsequently all of these 42 breccia pipes were acquired by the Registrant.

Energy Fuels targeted 32 mineralized breccia pipes for further exploration, and based on past experience believed that these pipes could have a potential reserve of 40 million pounds of uranium.

S2MS concluded that several up-side elements exist for the identification of additional reserves in the Arizona Strip. They were:

1. Energy Fuels' observation that portions of the Canyon Mine pipe was not explored by the surface drilling. These untested areas must be accorded potential for hosting additional reserves. That potential could not be quantified by S2MS.

2. The shaft into Arizona 1 was stopped 400 feet short of design depth. Thus, planned underground delineation drilling stations designed to test that lower portion of the pipe were not available. That portion of Arizona 1 must also be accorded potential for hosting additional ore. This potential could not be quantified by S2MS.

3. Energy Fuels' forecast that potentially in excess of 40 million pounds U(3)O(8) could exist in several undeveloped deposits in the area. S2MS did not review this potential.

S2MS concluded that no specific discernible downside elements were obvious other than the risks that are a normal part of underground mining ventures.

                                 ARIZONA 1 MINE

LOCATION AND ACCESS

The Arizona 1 Mine is located approximately 45 miles south of Fredonia, Arizona. Access is by state highway connecting to a well-maintained gravel road. The project area encompasses 14.7 acres.

MINEABLE RESERVES

The geological resources are 119,500 tons at a grade of 0.545% U(3)O(8). The mineable reserves accepted by S2MS are lower in tons than the geological resources, as certain zones below the incremental cutoff grade have been excluded from the mining plan.

Estimated mineable diluted recoverable ore reserves for Arizona 1 are shown by S2MS as 80,085 tons grading approximately 0.651% U(3)O(8) resulting in 1,043,149 pounds of U(3)O(8).

PERMITTING

The Arizona 1 Mine is fully permitted for mining.

EXISTING MINE FACILITIES

Site construction for the Arizona 1 Mine began in March 1990. Work was suspended and the project put on standby status in March 1992. The site is fully developed to support the resumption of production except for minor repairs.

The shaft has been sunk to a depth of 1,254 feet. The shaft was 400 feet from the ultimate planned depth when sinking was curtailed.

PRODUCTION FORECAST

Based on 150 tons per day for a five-day week and 250 working days per year, an annual production rate of 37,500 tons or 449,190 pounds of recoverable uranium should be achieved.

MINING SCHEDULE

The Registrant has developed a preliminary schedule for development of the Arizona 1 Mine. Under this schedule, production commences 8.5 months following the commencement of mobilization. Production continues for 28 months followed by 6 months of demobilization and reclamation.

CAPITAL COSTS

The total remaining pre-production capital costs for the Arizona 1 Mine have been estimated by the Registrant to be approximately $2,100,000.

OPERATING COSTS

The Registrant estimates that its total mining and milling costs will be in the range of $9.00 - $12.00 per lb. of U(3)O(8) produced.

                                   CANYON MINE

LOCATION AND ACCESS

The Canyon Mine is located 13 miles south of the Grand Canyon, two miles off highway 180.

MINEABLE RESERVES

The geological resources are 129,000 tons in the proven and probable category at a grade of 0.801% U(3)O(8). All reserves are estimated from 24 near vertical holes drilled from the surface.

Mineable, diluted, recoverable ore reserves were estimated by S2MS as 108,168 tons grading approximately 0.902% U(3)O(8) resulting in 1,950,948 pounds of U(3)O(8).

PERMITTING

The Canyon Mine is permitted to commence mining activities, although an Aquifer Protection Permit is in the process of being obtained. See "Permitting".

EXISTING MINE FACILITIES

The project site encompasses 17.4 acres with the perimeter impounded by an earthen berm with riprap stone placed along potential erosion locations. The site is fully developed with full surface facilities for shaft sinking and mining. The shaft was collared to a depth 53 feet. All the facilities required to resume shaft sinking are in place. Completion of equipping of the headframe is still required along with modifying or "debugging" the hoist electrics as they are outdated. The hoist has to be tested and commissioned under load.

PRODUCTION FORECAST

Based on 275 tons per day for a five-day week and 250 working days per year, an annual production rate of 68,750 tons or 1,190,000 pounds of recoverable uranium should be achieved.

MINING SCHEDULE

The Registrant has developed a preliminary schedule for development of the Canyon Mine. Under this schedule, shaft sinking would resume after a three-month mobilization and equipping period. Shaft sinking would continue for eight months followed by another 10 months of underground development. Production would then commence and continue for at least 19 months followed by six months of demobilization and reclamation.

CAPITAL COSTS

The remaining pre-production costs estimated by the Registrant to bring the mine into production are approximately $9,450,000.

OPERATING COSTS

The Registrant estimates that its total mining and milling costs will be in the range of $9.00-$12.00 per lb. Of U(3)O(8) produced.

                                  PINENUT MINE

LOCATION AND ACCESS

The Pinenut Mine is located approximately 58 miles from Fredonia, Arizona and approximately 13 road miles from the Arizona 1 Mine. Access is by state highway and well-maintained gravel road. The mine is 317 miles from the White Mesa Mill. The shaft is complete to 1,380 feet and 25,807 tons at 1.02% uranium have already been mined and 526,350 pounds of uranium produced. Pinenut is permitted. The current reserve according to the Registrant is:

                           PINENUT POTENTIAL RESOURCES

----------------------------------------------------------------------------------------------------------------
                          CATEGORY                                  RESOURCE            GRADE       TOTAL LBS.
                                                                                      %U(3)O(8)      U(3)O(8)
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Low grade:                                                        109,990 tons           0.416          913,900
----------------------------------------------------------------------------------------------------------------
High grade:                                                        58,700 tons           0.463          543,200
----------------------------------------------------------------------------------------------------------------

Based on the high-grade scenario, the Registrant estimates that its total mining and milling costs will be in the range of $15.00-$18.00 per lb. of U(3)O(8) produced from this mine.

PERMITTING

The Pinenut Mine is permitted to commence mining activities, although an Aquifer Protection Permit is in the process of being obtained. See "Permitting".

                                BULLFROG PROPERTY

LOCATION

The Bullfrog property is located in eastern Garfield County, Utah, 20 miles north of Bullfrog Basin Marina on Lake Powell, about 40 air miles south of Hanksville, Utah, and 150 miles from the White Mesa Mill.

HISTORY OF THE PROPERTY

Exxon Minerals conducted reconnaissance in the area in 1974 and 1975 and staked their first "Bullfrog" claims in 1975 and 1976. A first phase drilling program in 1977 resulted in the discovery of what is now called the Southwest Deposit. Additional claims were subsequently staked, and both Exxon's exploration and pre-development groups continued drilling. Several ore pods were discovered in the Southwest and Copper bench areas, and ore grade mineralization was also discovered in the Indian Bench area. Because of declining uranium market trends, Exxon decided not to proceed with development of the Bullfrog property. The property was sold to Atlas in July 1982. Between July 1982 and July 1983, Atlas completed 112 drill holes and delineated the Southwest and Copper Bench deposits on approximately 100-foot centers. Between July 1983 and March 1984, Atlas completed an additional 40 hole core drilling program on the Bullfrog property as well as a 133 rotary drill hole program to delineate the Indian Bench deposit on approximately 200-foot centers. Atlas was unable to sell the property, and in 1991 returned the claims to Exxon. Thereafter, Energy Fuels purchased the claims in 1992.

More than 2,200 rotary drill holes have been completed on the Bullfrog property. Based on this drilling, independent consultants have estimated a mineral inventory of some 2.6 million tons at an average grade of 0.385% U(3)O(8) containing 20.1 million pounds U(3)O(8) and 60 million pounds V(2)O(5). Not the entire prospect has been thoroughly explored, and excellent potential exists to identify additional reserves.

SUMMARY GEOLOGY AND MINERALIZATION

Geologically, the Bullfrog property is situated on the southeastern flank of the Henry Basin syncline, which is surrounded by the Monument Uplift to the southeast, Circle Cliffs Uplift to the southwest and the San Rafael Swell to the north. Exposed rocks in the Bullfrog area are Jurassic and Cretaceous in age. Host rocks for the Bullfrog uranium/vanadium deposits are Upper Jurassic Sandstones of the Salt Wash Member of the Morrison formation. The host sandstones range from 30 to 40 feet in thickness and are reasonably well cemented.

The Bullfrog deposits, together with the smaller cluster of deposits discovered by adjacent claim owners, comprise resources of over 30 million pounds U(3)O(8) and represent the largest close-spaced cluster of Salt Wash uranium deposits discovered on the Colorado Plateau.

RESOURCE MODELS

In 1993, Energy Fuels personnel calculated an in-place geological resource of 1,937,065 tons at a grade of 0.334% U(3)O(8) containing 12,923,468 pounds of U(3)O(8). A higher-grade portion of the deposit contains 1,300,000 tons at a grade of 0.417% U(3)O(8) or 11 million pounds of U(3)O(8).

                     UNITED STATES IN SITU LEACH PROPERTIES
GENERAL

The Reno Creek Property in Wyoming is amenable to the in-situ leaching ("ISL") method of mining uranium. The Registrant believes that its Dewey Burdock Property in South Dakota is also amenable to ISL, however, no pilot plant testing has been conducted.

THE ISL MINING PROCESS

The ISL mining process, a form of solution mining, differs significantly from conventional mining techniques.

The ISL process was first tested for the production of uranium in the mid-1960's and was first applied to a commercial scale project in 1975 in South Texas. The ISL process had become well established in the South Texas uranium district by the late 1970's where it was employed in connection with approximately twenty commercial projects. ISL production has expanded considerably, and major production centers now exist in Wyoming and Nebraska, as well as in Texas.

In the ISL process, groundwater fortified with oxygen and other solubilizing agents is pumped into a permeable ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where the uranium is removed from the solution and processed to a dried form of uranium, which is shipped to conversion facilities for sale to public utilities.

The uranium recovery process consists of a lixiviant circuit, an elution/precipitation circuit and a drying and packaging process. The lixiviant circuit flows from the ore body, where the uranium is extracted from the lixiviant by absorption onto ion exchange resin. The lixiviant is then refortified and reinjected into the ore body. When the ion exchange column's resin beads are loaded with uranium, the resin is removed and placed into the elution circuit where the uranium is flushed with a salt-water solution, which precipitates the uranium from the beads. This leaves the uranium in slurry, which is then dried and packaged for shipment as yellowcake.

At the conclusion of mining, the mine site is decommissioned and decontaminated and the wellfield is restored and reclaimed. Wellfield restoration involves returning the aquifer to a condition consistent with its pre-mining use and removing evidences of surface disturbance. The restoration of the wellfield can be accomplished by flushing the ore zone for a time with native ground water and/or using reverse osmosis to remove ions, minerals, and salts to provide clean water for reinjection to flush the ore zone. Decommissioning and decontamination entail decontamination, dismantling, and removal for disposal or reuse of the structures, equipment, and materials used at the site during the mining or restoration activities.

COMPARISON OF RESERVES

Most ISL properties have relatively low grades of uranium. The ISL process was designed to mine low-grade ores out of permeable sands in a cost-effective way. Given the nature of these ores and of the ISL process, the thickness of the ore deposits is very important in determining the value of the ore deposit. As a result, the grade multiplied by the thickness, or "GT", is commonly used to compare ore deposits that are amenable to the ISL process. Generally ISL projects in the United States have average GT's of between 1 and 2 (ft % U(3)O(8)).

                               RENO CREEK PROPERTY

DESCRIPTION, LOCATION AND ACCESS

The Reno Creek Property is a proposed uranium ISL mine project located in the Powder River Basin of northeastern Wyoming, 47 miles south of Gillette. Access to the property is by state highway, which cuts through the property.

A 3,613 acre mine permit area currently embraces 5 mining units, 4 of which would be mined under current plans. The units to be mined are designated mine units I-IV. Reno South, the fifth mining unit, is a uranium ore body 2 to 4 miles south of the permit area and is included in the ore reserve attributed to the project but is not yet in the current permit application.

The permit area includes 4 mine units, together with the planned processing facility and ancillary installations.

EXPLORATION HISTORY

Since the inception of definition drilling at Reno Creek in the 1960's, the properties have seen a transition of ownership by Union Pacific Railroad subsidiaries and a joint venture. The majority of drilling was in the 1970's with little done in the 1980's. Energy Fuels acquired the property in 1992 and performed development drilling and commercial permitting work.

REGIONAL GEOLOGIC SETTING

Structurally, Reno Creek is on the east flank, near the synclinal axis, of the Powder River Basin. The Black Hills bound this structural basin on the east and it is bounded to the south by the Laramie Range and Hartville uplift and the west by the Big Horn Mountains and Casper Arch.

Stratigraphy of the Powder River Basin is a sedimentary sequence approaching 15,000 feet in thickness along the synclinal axis. Fluvial and lacustrine Tertiary sandstones, siltstones and shale's with interbedded coal and lignite seams, compose the upper portions of the column. Downward, Cenozoic, Mesozoic, and Paleozoic sediments extend to Precambrian basement igneous and metamorphic rocks.

RESERVES

Uranium at Reno Creek occurs in locally designated ore sand at depths from 300 to 420 feet below surface. The roll fronts in the area are typically low grade (average less than 0.15% U(3)O(8)) and thick (average up to 17 feet). About 4,000 drill holes are completed and logged on the property. These holes are generally on lines normal to the roll front, spaced approximately 200 feet apart with hole spacing thereon 100 feet or greater.

The Registrant attributes a total reserve to the project of 5,100,000 pounds U(3)O(8) with average thickness ranging from 14 to 17 feet. Average grades are from 0.066 to 0.081% U(3)O(8). The Registrant applies a 75% recovery factor, resulting in 3.8 million pounds recoverable. Average GT values at Reno Creek range from 1.0 to 1.4.

POTENTIAL FOR ADDITIONAL RESERVES

Reno Creek displays significant potential for definition of additional reserves both within the project area and from properties adjacent or near the project.

Within the project area, potential reserve increases fall into two categories:

1. A 1988 study prepared by Union Pacific Resources quoted reserves attributable to the project of 10.1 million pounds eU(3)O(8). This 1988 reserve utilized a minimum of 20 feet of hydrologic head above the ore.

     The 10.1 million pound 1988 reserve quotation is 5 million pounds eU(3)O(8) greater than the proven and probable reserve now assigned the project.

2. Further reserve additions may come from delineation drilling about and between identified reserve blocks. Also, wide spaced drilling has identified ore grade intercepts in isolated holes. Additional drilling is necessary to explore this potential.

Outside the project area, properties adjacent and nearby host drilled uranium mineralization and, consequently, the potential for acquisition of additional reserves also exists. For example, the Registrant attributes about 3.2 million pounds eU(3)O(8) to a nearby property.

ISL PILOT PLANT

In the 1980's, a field pilot plant was operated on the property. Using information from the pilot plant, a feasibility study for building and operating a 4,000 gallon-per-minute ISL capable of producing about 900,000 pounds of yellowcake per year for about eleven years was completed in 1987. In 1995-96, the mine plan and costs were updated. The current plan is a 3,200 gallon-per-minute facility capable of producing 800,000 pounds of yellowcake per year for about six years. This plan is for the extraction of only a portion of the reserve used in the 1989 study. The recent study shows more attractive economics by selectively mining the highest quality areas of the deposit.

The pilot plant demonstrated that an ISL process could mine uranium and that the ground water can be restored after mining.

RENO CREEK YELLOWCAKE CALCINING AND PACKING AT WHITE MESA

The Registrant proposes to transport yellowcake slurry by truck to the White Mesa Mill, where it would be calcined and packaged, so long as it remains cost effective.

OPERATING AND CAPITAL COSTS

S2MS prepared a prefeasibility cost estimate of $14.68 per pound based on a recovery of 3,315,000 pounds of uranium with a 65% recovery factor. Capital development and wellfield costs of $22.5 million are included in the cost estimates. Management of the Registrant estimates that the costs would be in the range of $11.00-$14.00 per pound based on a recovery factor of 75%, resulting in the recovery of 3,825,000 lbs. of uranium.

The capital costs are estimated to be $7 million and include plant, buildings, restoration equipment, mobile equipment, and permit and license costs. The purchase of the restoration facilities can be delayed until restoration activities begin. Total project wellfield and development costs are estimated to be $15.5 million. However, only the first wellfield needs to be installed for the project to begin, but replacement wellfields need to be installed before the first well field is depleted.

Unless altered during the permit review process, a $3 million initial bond will be required for the project. The amount of the bond increases annually as mining progresses, then it begins to decrease later in the mine life as restoration and reclamation are completed. This cost is not in the operating cost estimates because the bond is returned at the end of the project when the project site has been successfully reclaimed. The project operating cost estimate includes reclamation and restoration following mining operations.

PERMIT LICENSE STATUS

The Reno Creek Property is currently in the permitting process. See
"Permitting".

                             DEWEY BURDOCK PROPERTY

LOCATION AND PHYSICAL FEATURES

The project area is located near the Edgemont Mining District in southwest South Dakota near the Wyoming-South Dakota border. The nearest larger centers with air connections are Rapid City, South Dakota about 100 miles by road and Casper, Wyoming, about 175 miles by road. Access to the project area is by an all-weather gravel road following the course of the railway from Edgemont for about 30 miles to Burdock and another 10 miles to Dewey.

GEOLOGY

The uranium mineralization at Dewey/Burdock occurs in early Cretaceous sediments of the Inyan Kara Group which dips to the southwest off the uplifted Precambrian granitic dome of the Black Hills. The Inyan Kara Group consists of sandstones, siltstones and mudstones and is divided into the Lakota Formation and overlying Fall River Formation. The sediments were deposited in a coastal plain environment with the sandstones following channels so that stratigraphic levels of the sandstones often change with sands passing into clays.

The deposits are of the typical roll front type with uranium precipitated along a redox front from solutions percolating through the sandstones. As a result, the outline of the mineralization follows long, narrow, sinuous courses along the fronts between the oxidizing and reducing environments.

MINING AND EXPLORATION HISTORY

Uranium mineralization was first discovered in the Edgemont Mining District in 1952, and small quantities of uranium ore were mined in the early 1950's and shipped to Grand Junction, Colorado for processing. In 1956 a small mill was established in Edgemont and produced uranium and vanadium from a number of small operations in the district, mainly open pits, but some production came from underground workings accessed by adits. When mining finally ceased in the early 1970's a total of 2.4 million pounds of U(3)O(8) had been produced from ores averaging 0.14% U(3)O(8).

There was considerable exploration activity for uranium in the district during the 1970's with the major participants being Wyoming Mineral Corporation and the Tennessee Valley Authority ("TVA"), though a number of other companies including Union Carbide, Homestake Mining Company, Federal Resources and Kerr McGee, were also involved. By 1983 TVA was the sole operator through its contractor, Silver King Mines, and it continued its exploration efforts in the Dewey and Burdock areas until 1986 when it relinquished all its land holdings.

In 1981, TVA completed a feasibility study on the Dewey and Burdock areas based on an underground operation producing 750 tons per day from five shafts (three at Burdock and two at Dewey). A total mining resource of five million pounds U(3)O(8) at an average grade of 0.20% U(3)O(8) with a minimum six foot mining width was estimated.

In 1991, R.B. Smith & Associates, Inc. of Austin, Texas undertook a review and compilation of all data. This involved an independent resource computation in addition to a hydrogeological study. This work identified the potential favorability of these deposits for ISL. On the basis of this work Energy Fuels secured property rights covering the Dewey and Burdock projects.

LAND CONTROL

Land control is in the form of a combination of leases with the ranchers in the area, and unpatented mining claims held by the Registrant.

Any future production of uranium from most of the project area is subject to a 2% yellowcake royalty to the surface rights owner and a 3% yellowcake royalty to the mineral rights owners.

RESOURCE ESTIMATE

DATA BASE

The total project resource is 6.66 million pounds U(3)O(8) with an average GT grade-thickness of 1.28 (ft.% U(3)O(8)). Additional geologic potential in excess of 1 million pounds of U(3)O(8) is projected on known trends within the leased properties, but these trends have not been adequately evaluated by drilling.

The Dewey/Burdock deposit is being considered as a candidate for ISL mining. Although the resource computation has been confined to sands below the water table, little is known concerning the permeability and flow rates of the host sandstones. Comprehensive tests will have to be conducted before the resource can be conclusively determined to be amenable to ISL. Test wells will need to be drilled to depths of 300 to 550 feet in the Burdock area and 550 to 750 feet in the Dewey area.

                                MONGOLIA PROPERTY

The Registrant owns a 70% interest and is the managing partner in the Gurvan-Saihan Joint Venture, which holds significant uranium exploration and resource properties in Mongolia.

THE REPUBLIC OF MONGOLIA

The Republic of Mongolia, known from 1924 to 1991 as the Mongolian People's Republic, is a nation in Central Asia, bounded on the north by Russia and on the east, south, and west by China. The country has a total area of 1,565,000 square kilometers (604,250 square miles). The capital and largest city of Mongolia is Ulaanbaatar.

TOPOGRAPHY, CLIMATE AND RESOURCES

The topography of Mongolia consists mainly of a plateau between about 914 and 1,524 meters (about 3,000 and 5,000 feet) in elevation broken by mountain ranges in the north and west. The Altai Mountains in the southwest rise to heights above 4,267 meters (14,000 feet). The Gobi Desert covers a wide arid tract in the central and southeastern areas. The most important rivers are the Selenge Moron and its tributary, the Orhon Gol, in the north.

Mongolia's climate is harsh, with temperatures ranging between -15(degree) and -45(degree) C (-5(degree) and -50(degree) F) in winter and 10(degree) and 27(degree) C (50(degree) and 80(degree) F) in summer. Winters are dry, and summer rainfall seldom exceeds 380 millimeters in the mountains and 125 millimeters in the desert.

Mongolia contains forests of larch, pine, and cedar in the mountains, but these are of little economic importance. Fur bearing animals, especially marmot and squirrel, are abundant, and the country has a well-developed fur industry. Rich prairie land in the northeast and northwest supports large herds of cattle, sheep, and goats. Mineral resources such as coal, iron, copper, fluorspar, gold, uranium, and silver have not been fully exploited.

POPULATION

The population of the Republic of Mongolia (1993 estimate) was 2.2 million, yielding an overall population density of about 1.4 people per square kilometer.

The ethnic composition of Mongolia is fairly homogeneous. Khalkha Mongols constitute more than 75 percent of the population. Other groups are Buryat Mongols and Kazakhs. The society is about 58 percent urban.

POLITICAL DIVISIONS AND PRINCIPAL CITIES

Mongolia is divided into 18 provinces and 3 independent cities. The independent cities are Ulaanbaatar, the capital (population, 1992 estimate, 600,900); Darhan (1991 estimate, 90,000); and Erdenet (1991 estimate, 58,200), a mining center that developed rapidly in the 1970s.

RELIGION AND LANGUAGE

The traditional faith in Mongolia was Buddhist Lamaism, which was suppressed beginning in 1929. Only one small monastery remains, at Ulaanbaatar. Buddhism is enjoying a revival since the end of communism in the late 1980's.
The Mongolian language is one of the Altaic languages.

EDUCATION

Education in Mongolia is compulsory between the ages of 6 and 16. In the late 1980s some 443,000 pupils annually attended about 710 elementary and secondary schools staffed by approximately 18,400 teachers. Some 22,200 students were enrolled in vocational and teacher-training schools. About 22,600 students attended institutions of higher education; some 4,000 of these were enrolled in the Mongolian State University (1942), in Ulaanbaatar. Other institutions of higher learning included schools of medicine, agriculture, and military affairs. While Soviet influence predominated in Mongolia, Russian was taught in all schools, and several thousand students each year were sent to study in the Union of Soviet Socialist Republics ("USSR") and eastern European countries.

ECONOMY

The basis of the economy of Mongolia is crop farming and livestock breeding. Manufacturing is devoted largely to the processing of agricultural and livestock products. After the collapse of the socialist system and disintegration of the former Soviet Union, Mongolia endured a severe decline in GDP from 1989 to 1993. The economy has rebounded since 1994 with GDP growth of 6.3% in 1995, 2.6% in 1996, and 3.3% in 1997. The slower economic growth reflects a decline of world market prices for copper and cashmere, Mongolia's two largest exports.

The freeing of fuel and energy prices pushed inflation in 1996 to 59% and dampened overall consumption. In 1997, a relatively stable exchange rate was realized, and inflation was held below 18%. Economic trends point toward a sustainable economic growth rate of 5-6% per annum, with inflation falling into single digits by 1999.

Total foreign trade turnover in 1997 was $861.4 million; exports equaled $418 million, and imports totaled $443.4 million. Copper and molybdenum concentrates, fluorspor, goat wool, and cashmere accounted for 66% of exports.

AGRICULTURE

Agricultural production in Mongolia is focused on animal husbandry and crop farming (wheat, barley, oats, and vegetables). The national livestock herd is
31.3 million animals, comprised of 14.2 million sheep, 10.3 million goats, 3.6 million cattle, 2.9 million horses, and over 355,000 camels. Mongolia accounts for more than 25% of world cashmere output and also exports skins, hides, wool, meat and other animal products.

Crop farming is relatively new in the country and was developed through large state farms. The most important crop is wheat, and the maximum arable area is 1,332,000 hectares. The government has drafted plans to privatize all state farms and croplands by the end of 1998.

MINERAL RESOURCES

Mongolia has substantial deposits of copper, molybdenum, gold, uranium, lead, zinc, zeolites, rare earths, ferrous metals, fluorspor, phosphate, and precious and semi-precious stones. Several mining operations were developed before 1989 with assistance of the Soviet Union and Eastern European countries, and in recent years a number of private mining operations have begun. Due to isolation from international trading systems and lack of infrastructure, many mining prospects remain undeveloped. In recent years, gold production has emerged as one of the most dynamic sectors of the Mongolian economy. Gold production has grown seven-fold since 1990 and reached 8 metric tons (257,000 oz.) in 1997.

The Mongolian and Russian joint venture Erdenet has been operating since 1981 with an annual capacity of 20 million tons of copper ore; this capacity is being expanded to 24 million tons of ore per year. Recoverable metal is estimated to be 7,556,000 tons of copper and 43,600 tons of molybdenum in ore averaging 0.53% copper and 0.018% molybdenum.

Mongolia has substantial proven reserves of coal. Coal is the major source of energy production and is likely to remain so. Mongolia's coal reserves are estimated at about 100 billion tons, 20% in hard coal deposits, and 80% in lignite deposits. In 1997, domestic coal production totaled about 5 million metric tons, the majority of which was consumed for domestic needs.

Mongolia has one operable oil field in the Gobi region, and initial results of petroleum exploration in eastern and western Mongolia, carried out by companies from the U.S., Europe, China, and Russia, appear to be promising.

ENERGY

The Central Energy System of Mongolia has four coal-fired power plants (two in Ulaanbaatar, one in Darkhan, one in Erdenet) with a total capacity of 690MW. At peak demand times, additional power is imported from Russia. Power for small towns in outlying areas is provided primarily by diesel generators or small coal-fired plants.

CURRENCY AND FOREIGN TRADE

The currency of Mongolia is the tughrik (togrog), which consists of 100 mongo (820 tughriks equal US$1.00; 1998).

Most of Mongolia's trade is with the countries that made up the former USSR and other former Soviet-bloc countries. Since the early 1990s, Mongolia has made efforts to expand trade with other countries. Principal exports in the late 1980s were minerals, cattle, meat products, wool, and consumer items. Imports consisted mainly of machinery and transport equipment, consumer goods, and industrial raw materials.

TRANSPORTATION AND COMMUNICATIONS

Mongolia is served by the Trans-Mongolian Railway, which connects Ulaanbaatar with Russia and China. Truck services operate throughout the country. Steamer services operate on the Selenge River and a tug and barge service on Lake Hovsgol. Air service connects Ulaanbaatar with Moscow, Beijing, Seoul, and cities in Central Asia. Domestic services are provided by Mongolian Civil Air Transport.

In the late 1980s, Mongolia was served by about 55,000 telephones, 212,000 radio receivers, and 111,000 television sets. The country has nine national newspapers. Unen, a daily newspaper published in Ulaanbaatar, is the most widely read, with a daily circulation of about 170,000.

GOVERNMENT AND JUDICIARY

Under Mongolia's 1960 constitution, the supreme organ of state power was the People's Great Hural ("Khural"), a 430-member assembly that usually met twice a year. The Mongolian People's Revolutionary (Communist) party ("MPRP") was the sole legal party until 1990, when the constitution was amended to allow opposition parties, to institute a presidential system of government, and to add a 53-member standing legislature, the Small Hural. In January 1992, a new constitution was adopted. By this constitution, the legislative power of the republic resides in the 76-member Great Hural; the delegates of the Great Hural are chosen for 4-year terms through free elections. The president is head of state, and is also elected to a four-year term.

Mongolia is divided into 18 provinces, or aimags, which are subdivided into districts, or somons. Local centers of power are hurals, or assemblies, of working people's deputies. Ulaanbaatar, Darhan, and Erdenet are separate administrative units, governed by city hurals.

In Mongolia, the Supreme Court, the city court of Ulaanbaatar, 18 provincial courts, and local district courts administer justice. The assemblies at each political level elect members of the courts.

HISTORY

Modern history of Mongolia begins with the rise of the great Mongol Empire at the beginning of the 13th Century under Genghis (Chinggis) Khan. By 1280 the Mongol's ruled from Peking to the Adriatic and from Siberia to Persia and the northern border of India. Kublai Khan, grandson of Genghis, founded the Yuan dynasty in China in 1271. The Manchu Empire subjugated Mongolia in 1691. The period of Manchur colonialism, which lasted for 220 years, was a grim time in Mongolian history.

After the Chinese revolution of 1911, Mongolia declared its independence from China, but the Living Buddha continued to rule. In 1920 a military force supplied and financed by Japan and led by a Russian anti-Bolshevik general, Baron Roman Nikolaus von Ungern-Sternberg, took the capital, Urga, and set up a puppet government. In 1921 the Mongolian People's Revolutionary Party, formed by Soviet-trained Mongols, established an independent Provisional People's Government and, with aid from the USSR, defeated Ungern-Sternberg and his supporters. The theocratic monarchy, its powers limited, was retained by the provisional government until 1924, when the last Living Buddha died. At that time, the Mongolian People's Republic, modeled on Soviet lines, was founded, but China did not recognize its independence until 1946. After the Communists won power in China in 1949, trade and cultural relations were established between the two nations, but the Sino-Soviet split in the late 1950s curtailed these relations. A Sino-Mongolian border treaty was signed in 1962, but Mongolia maintained its closest ties with the USSR, which in 1961 sponsored its membership in the United Nations. The two countries signed a treaty of friendship, trade, and mutual assistance in 1966, renewed in 1986. In the 1980s, the USSR was Mongolia's leading trade partner and aid donor; about 65,000 Soviet troops were stationed in Mongolia.

In March 1990, Punsalmaagiyn Ochirbat, former foreign trade minister, became president, inaugurating a period of political and economic liberalization. After the new constitution was adopted in January 1992, the reconstituted Mongolian People's Revolutionary Party swept the parliamentary elections in June of that year. In January 1993, President Ochirbat and the Russian President Boris Yeltsin signed another treaty of friendship and cooperation, to replace the treaty of 1986. In June 1993, President Ochirbat was re-elected. In 1996, the Social Democratic Party won a majority of seats in the Mongolian Parliament. In 1997, N. Bagabondi defeated President Ochirbat.

FOREIGN INVESTMENT POLICY

Mongolia has publicly, via various international symposia, presented the official position of the government to invite and encourage "foreign direct investment" in Mongolia. Since the collapse of the Soviet Union, Mongolia has been in a situation where it must develop foreign investment and trade to attain economic independence and sustainability.

Mongolia enacted a Foreign Investment Law in July 1993. This law is currently undergoing revision with the purpose to further enhance foreign direct investment. Mongolia has passed the following laws to create a stable investment environment:

     Companies and Partnership Law          1995
     Bankruptcy Law                         1991
     Consumer Protection Law                1991
     Accounting Law                         1993
     Business Income Tax Law                1993
     Copyright Law                          1993
     Patent Law                             1993
     Foreign Investment Law                 1993
     Securities Law                         1995

In 1991, the governments of the United States and Mongolia entered into an agreement on trade relations to clarify some of the conditions for international business between the two nations.

Energy Fuels was one of the first firms to establish an international joint venture in the minerals sector in Mongolia. A Joint Venture Founding Agreement was created between the parties in the venture, and a Mineral Agreement was entered into between the Joint Venture and the government of Mongolia. This Mineral Agreement serves as the definitive grant and authorization for the Joint Venture to conduct uranium exploration development, and mining in Mongolia.

No restrictions are known to exist on foreign investment of the nature being conducted by the Registrant. The Mineral Agreement with the government of Mongolia specifically addresses and allows the export and marketing of uranium and the import and export of all necessary equipment and materials needed to explore, mine, process, store, and transport uranium.

The Mineral Agreement also specifically addresses taxation stability for the Joint Venture, including the tax holiday provided to the Joint Venture. Foreign exchange controls and restrictions on repatriation of profits are not addressed in the Mineral Agreement, but no limitations currently exist on repatriation of profits.

Mongolia previously maintained an import duty of 15%, plus fees of 1.5%, on all imports. This duty has been entirely removed, and the only remaining tax required on all goods and equipment brought into or purchased directly in Mongolia is a 10% sales tax.

Because of the limited history of the current Mongolian government, the existing laws governing foreign investment may change in the future and such changes may adversely affect the Registrant's investment in Mongolia.

ENVIRONMENTAL REGULATIONS

In July 1997, Mongolia enacted the Mineral Law of Mongolia. This Law has specific language regarding environmental protection for mining operations. While the Joint Venture is exempt from certain provisions of the Minerals Law due to the pre-existing Mineral Agreement, the Registrant, as the operator of the Joint Venture, is in compliance and intends to continue to comply with appropriate rules and laws of Mongolia regarding environmental protection.

The environmental protection provisions of the Mineral Law require notification and consultation with local administrative bodies and the filing and approval of environmental plans. Prior to receiving a mining license, an environmental impact assessment and an environmental protection plan must be filed and approved. The assessment and the plan are intended to identify possible adverse environmental impacts and to provide measures to ensure that mining operations are conducted in the least damaging way to the environment. Environmental protection measures must be specified for handling of toxic materials, utilization and protection of surface and ground water, tailings management (if appropriate), and other protective measures associated with mining operations.

Compliance with the environmental plan is through inspections, reporting and determination of reclamation/closure surety. If a license holder fails to comply with the provisions of the approved environmental plan, local administrative authorities can use the deposited funds to bring the project into compliance.

Mining Licenses can be revoked for the following reasons:

1.       License holder loses its eligibility to hold a License;

2. Failure to pay specified fees (note the Joint Venture is exempt from Exploration License fees by virtue of the pre-existing Mineral Agreement);

3. Licensed area is designated as a special needs and the license holder has been fully compensated.

Nothing in the Mineral Law specifically allows revocation of a License for failure to comply with environmental plans or regulations. The Registrant is in compliance with all notification, reporting, and inspection provisions and has received no adverse comments or reports.

To demonstrate its commitment to responsible environmental management, the Joint Venture voluntarily had an independent environmental review conducted of its field work in 1996. The report of this review was voluntarily provided to the government of Mongolia.

MONGOLIA PROPERTY

OWNERSHIP AND SUMMARY OF JOINT VENTURE TERMS

The joint venture company, Gurvan-Saihan BBHK, was formed in Mongolia in January 1994 by Energy Fuels, Geologorazvedka ("GRZ"), a unit of the Russian Ministry of Geology, and URAN, a state enterprise under the Ministry of Energy, Geology and Mining of Mongolia. The purpose of the joint venture is to explore, develop and mine uranium deposits, if commercially viable.

The contributions of each member to the Joint Venture are described below. GRZ contributed the historical data and records from past uranium exploration work in Mongolia. URAN contributed the grant of mineral rights and the necessary licenses and permits. Energy Fuels contributed $4 million in cash which was used for exploration operations. GRZ and URAN were each granted a 15% interest in the joint venture and Energy Fuels was granted a 70% interest.

The Joint Venture participants and the government of Mongolia entered into a Mineral Agreement which serves as the grant by the government of Mongolia of the right to explore, develop and mine uranium deposits on the properties described below. The Mineral Agreement also serves as the grant by the government of Mongolia to issue licenses and permits to conduct exploration and mining and to store, transport, market, process and export uranium and import and export all necessary equipment and materials without the need for additional licenses or permits, and free of any duties, taxes, or levies. The term of the Mineral Agreement is until January 14, 2009, or as long thereafter that exploration, development, mining or reclamation is being conducted.

The Joint Venture is exempt from taxes on profits from production for five years following start of commercial production. For the next five years, the tax rate is 50% of the rate that would normally apply, and after ten years of production, the Joint Venture will pay the then applicable taxes, subject to a maximum rate of 40% of net profits. The government of Mongolia was also granted a 4% royalty on production.

The Registrant acquired Energy Fuels interest in the Joint Venture via its asset purchase and has assumed all of Energy Fuels' rights and obligations as per the agreements. Even though the Registrant has a 70% ownership interest in the Joint Venture, it is currently funding 100% of the JV's activities. The JV Agreement provides that the

Registrant will receive preference distributions on future production and profits until the Registrant has recovered, from net profits of the venture, 150% of its contributions on behalf of the non-funding members.

LOCATION AND PHYSICAL FEATURES

The Mongolian joint venture is comprised of five separate concession blocks, in the original grant by the Mongolian government that cover a total area of 12,100 square kilometers in central eastern Mongolia. Based on encouraging exploration results in the 1996 and 1997 field seasons, the joint venture added 4365 square kilometers in eight additional parcels in early 1998.

The East Gobi region of Mongolia is a plateau at 3,000 to 3,500 feet above sea level characterized by low hills and gently rolling topography. The climate is harsh with typical extremes of an intercontinental climate similar to the southern prairies of Canada and northern plains of the United States. The region is semi-arid with numerous dry lake beds and salt marshes and no permanent rivers.

The Choir concession, where most of the work has been undertaken prior to 1997, is on the Trans-Mongolian Railway about 250 kilometers southeast of Ulaanbaatar and about 1,100 kilometers from Beijing. A network of numerous unpaved trails connects most centers, and truck or 4x4 vehicles following tracks or driving cross-country can reach the various concession areas. In 1997, the Joint venture focused the majority of its effort's on the Hairhan area as the result of encouraging initial exploration in 1996.

EXPLORATION HISTORY

Uranium prospecting was started by the Russians in 1955 and resulted in the discovery of several showings in the Choir Depression. Detailed work, which began in 1970 with an airborne gamma-ray spectrometer survey and ground follow up, resulted in the identification of the Haraat deposit in the Choir Depression.

In 1988 and 1989, a major drilling program was undertaken in the Choir Depression with a series of drill hole fences across the full 10 to 20 kilometers width of the depression. Fence spacings ranged from 8 to 12 kilometers with hole spacings at 100 to 800 meters. A total of 47,000 meters of drilling was completed in over 1,000 holes ranging in depth from 20 to 400 meters. The vast majority of the drilling was shallow down to 40 metres, testing the shallow mineralization in the Upper Cretaceous with efforts concentrated on defining the mineralization at Haraat. A few deeper holes were drilled to test the potential of the basin at depth.

Extensive drilling resumed in 1994 with the formation of the Gurvan-Saihan Joint Venture, and delineation drilling was undertaken at Haraat on a 200 metres x 100 metres grid with some closer spacing at 100 metres x 50 metres. Preliminary field ISL studies were also conducted at Haraat in 1994.

In 1995, modern probing equipment using digital recording was sent to Mongolia from the United States and has been used on probing of all holes since then. This allows for a more efficient use of data, and also allows for discrimination of individual lithologic units.

In 1996, the Joint Venture focused its efforts on the Choir Depression and in the Haraat area in particular. An ISL Pilot test using acid solution was run on ore horizons both above and below the water table (leaching above the water table is a promising technology that requires further refinement). The 1996 pilot testing demonstrated that the deposits at Haraat, both above and below the water table, are suitable for ISL. Additional testing and research is needed to refine the leach chemistry.

The total exploration-drilling program in 1996 was in excess of 33,000 meters, with the majority of the work in the Choir Depression. Based on detailed radiometric surveys, initial reconnaissance drilling was conducted in 1996 in both the Hairhan and the Gurvan Saihan Depressions. Ore-grade discoveries were made in both basins, and the discovery hole at Hairhan was the thickest, highest-grade hole drilled to date in the Mongolia venture.

The 1996 results led to a major expansion of exploration drilling in 1997, directed primarily to the discovery area at Hairhan. Over 34,000 meters were drilled at Hairhan in 1997, and resources in excess of 10-million lbs. uranium have been identified. The remainder of the 1997 drilling was conducted in the Choir Depression to expand the resources below the water table in the region of the Haraat deposit. Initial reconnaissance drilling was also conducted in the Ulziit Depression in 1997, and this area also appears to be highly prospective for uranium deposits.

GEOLOGY

Uranium exploration is focused on large depression areas filled with Cretaceous sediments and flanked by Proterozoic schists, gneisses and limestones as well as Permian acid volcanics, Palaeozoic granites and Mesozoic leucogranites and volcanics. The Lower Cretaceous, which is up to 1,500 metres thick, is comprised of two facies: (1) low-sorted gravels, conglomerates and sandstones, and (2) lake sediments (clays, argillaceous sandstones) and brown coals. The Upper Cretaceous is five to 40 metres thick, consists largely of sand and gravel formations cemented by limonite-goethite, and is confined to small areas near the centres and margins of the major depressions. The dips are flat, but may steepen to 5(degree) to 10(degree) near margins. There is some block faulting, and dips may increase to 70(degree) to 80(degree) against faults, but there is generally little structural disturbance.

The uranium mineralization is found in paleo channels and alluvial/fluvial systems and is thought to have been deposited from solutions percolating through the porous sandstones and precipitating uranium at reducing interfaces with organic detritus. The Russian geologists consider the granites as the most likely sources, and consequently rate the areas of the depressions flanked by granitic rocks as the most prospective. The main uranium minerals in the reducing environment below the water table are uraninite and coffinite. Above the water table, a number of different secondary minerals have been identified and include autunite, torbernite, bergenite and phosphuranylite. Geochemical studies show that small amounts of RE, rhenium and selenium accompany the uranium mineralization.

THE HARAAT DEPOSIT

Two concentrations of mineralization have been identified at Haraat, referred to as the N1 and N2 ore bodies.

Geological resource estimates were prepared by the Russian geological team for the areas of expanded drilling in 1997 in the Haraat area. The estimation methodology, utilizing a 0.01% U cutoff, is basically a block or polygonal technique wherein ore-being coefficient and average thickness and grade values are determined for each mineralized area. The geological resources in the most heavily investigated areas, the N-1 and N-2 deposits, were calculated by a joint American-Russian team in early 1997; the combined current proven, probable and possible geological resource total for the Haraat area deposits is presented in the following table:

BELOW WATER TABLE

AREA                   GRADE (%U(3)O(8))          POUNDS U(3)O(8)         THICKNESS(ft)
----                   -----------------          ---------------         -------------
Haraat N-1 & N-2           0.046                     2,786,700                 26.7
Shar Oortsog               0.018                     2,146,000                  9.9
Haraat West                0.025                     1,089,700                  9.2
Haraat East                0.030                       374,900                  4.7
                         -------                     ---------               ------
     Subtotal              0.027                     6,397,300                 13.8

ABOVE WATER TABLE

Haraat N-1 & N-2           0.025                    16,084,100                 19.8
Shar Oortsog               0.025                     6,983,100                  7.1
Haraat West                0.018                     1,640,600                 10.2
Haraat East                0.026                     9,600,200                 10.6
                         -------                   -----------               ------
     Subtotal              0.024                    34,308,000                 13.8
     Total Proven, Probable and Possible Geological Resources = 40,705,300 Pounds U(3)O(8)

THE HAIRHAN DEPOSIT

By the end of 1996 exploration season, a 23km anomalous trend, based on radiometric surveys, was delineated in the Hairhan depression. A major exploration and delineation program in 1997 followed the initial reconnaissance drilling which led to the Hairhan uranium discovery. A 6.5km mineralized trend was discovered with drilling on sections 800 and 1600 meters apart. The richest portion of the deposit is an area about 1600m by 1500m and has not yet been fully investigated by drilling.

A total of 495 holes and test wells have been drilled at Hairhan through the end of the 1997 field season. The majority of the holes are in the main block (1000m by 1500m); which has been drilled on 100mx50m spacing to support calculation of probable geological resources.

The Hairhan deposit is hosted in sandy sediments deposited in a fault graben, which focused the deposition of a sequence of alternating sands, siltstones, clays, and carbonaceous layers. The graben aligns with a structural valley in the nearby granitic highlands. Erosion, weathering, and leaching of the granites and the derived sediments formed uranium deposits in multiple layers. The ore deposition is related to reduction-oxidation interfaces. The ore ranges from 10m to at least 100 m deep, with as many as four stacked horizons in some locations.

In addition to resource delineation drilling in 1997, core holes were drilled to obtain rock samples for testing, and hydrogeological test wells were installed to evaluate aquifer properties. The water table is shallow at Hairhan, and all mineralization of interest is below the water table. The Hairhan deposit exhibits favorable characteristics for ISL.

Proven and probable geological resources have been calculated at 0.024% U(3)O(8) cutoff for the area of detail drilling at Hairhan.

                                                      AVERAGE GT
       ZONE        THICKNESS(ft)   GRADE (%U(3)O(8))   (ft. %)   POUNDS U(3)O(8)
       ----        -------------   -----------------   -------   ---------------
       f2              16.1              0.073           1.17       1,077,000
       f5              24.2              0.076           1.85       3,523,000
       f7.5            25.9              0.081           2.10       3,512,000
       f8.5            13.9              0.111           1.53         830,000
       f12             32.7              0.061           2.01       1,388,000
       f18             14.9              0.199           2.97         493,000
       -----          -----           --------         ------     -----------
       Total           23.7              0.079           1.87      10,823,000

TOTAL = 10,823,000 Pounds U(3)O(8)
AVG THICKNESS 23.7 Feet
AVG GRADE = .079 %U(3)O(8)

GURVAN-SAIHAN JOINT VENTURE PROJECT - IN-SITU MINING CONSIDERATIONS

In Situ Leach is viewed as the most viable technique for exploitation of the uranium deposits in Mongolia. Not only does ISL enjoy the benefits of lower capital and front-end development expenditures than conventional open pit or underground operations, it also often has more attractive operating costs. Another major appeal of ISL is the minimal surface and related environmental impacts incurred in comparison with conventional mining and milling operations.

The deposits at Haraat and at Hairhan are suitable for ISL. Pilot tests have been run at Haraat, and testing is planned to begin in 1998 at Hairhan. Preliminary field data from core samples and hydrogeological tests indicate that the ore is amenable to acid leach and that the hydrology is acceptable.

The substantially richer deposit at Hairhan, coupled with the fact that the ore is below the water table, has elevated Hairhan ahead of Haraat as a potential commercial project. Although laboratory and field data are encouraging for ISL, full scale testing must be successfully conducted to confirm the operating parameters and costs for an ISL mine in Mongolia.

Other Areas

Work in other concession areas at the present stage has only been of a reconnaissance nature involving prospecting and some car-borne scintillometer surveys, with initial exploratory drilling at Gurvan-Saihan and Hairhan in 1996 and in the Ulziit Depression in 1997. A total of seven widely spaced fences over an 18 km long trend were drilled at Gurvan-Saihan with mineralization intersected in six of the seven fences. The best results was 0.102% U over 1.3 meters. Examples of other intersections are 0.062% U over 1.2 meters, 0.06% U over 1.6 meters, 0.04% U over 1.9 meters, 0.036% U over 4.8 meters, 0.024% U over 1.1 meters, and 0.018% U over 4.0 meters.

In the Ulziit Depression, reconnaissance work between 1958 to 1963 located five uranium occurrences and 10 radiometric anomalies. The Russian geologists consider that this depression is similar to the Choir Depression and has excellent potential. Initial exploration drilling was conducted in 1997 in the Ulziit area; based on encouraging geologic results, an expanded exploration drilling program is planned for 1998.

                           OTHER ASSETS OF REGISTRANT

EMPLOYEES

The Registrant currently employs a total of 156 people, of which 19 are located at the head office in Denver, 96 are located at the White Mesa Mill, 37 are located at the Colorado Plateau offices and the Sunday Mine, 2 are located at the Fredonia, Arizona field office for the Arizona Strip, and 2 are located at the field office in Gillette, Wyoming.

ADMINISTRATIVE OFFICES

The Registrant has a head office in Denver, Colorado, as well as field offices in Fredonia, Arizona, Dove Creek, Colorado and Gillette, Wyoming.

EQUIPMENT

The Registrant has extensive mining and milling equipment capable of sustaining operations at the four mines that the Registrant has included in its business plan, with only a few additions.

SUPPLY CONTRACTS

The Registrant currently has entered into uranium supply contracts with certain U.S. and foreign customers under which the Registrant has the obligation to supply to those utilities a total of approximately 2,870,000 pounds of uranium during the next 5 years at prices in excess of the Registrants current estimated mining costs.

                         TOLL MILLING AND PURCHASED ORE

The White Mesa Mill is a fully permitted uranium Mill in the United States with a vanadium and other co-products recovery circuit that is strategically located in southeast Utah near the Colorado Plateau District and the Arizona Strip.

It is unlikely that new Mills will be constructed at current prices of uranium. The White Mesa Mill cost $40 million to construct in 1980. With inflation, more stringent permitting requirements, and the lack of suitable sites, the cost of constructing a facility such as the White Mesa Mill, if possible, would be considerably more than that amount.

The Registrant has instituted a Purchase Ore Program to supplement the feed to the White Mesa Mill from its mines in the Colorado Plateau District and Arizona Strip. The Registrant had been contacted by a number of large corporate holders of mines and reserves in the Colorado Plateau and Arizona Strip areas to discuss arrangements for tolling their ore through the White Mesa Mill. The Registrant intends to pursue these negotiations and seek out additional toll milling opportunities in the area. In addition, the Registrant believes that significant tons of ore could be purchased at a profit from independent mines in the Colorado Plateau area. The amount of tolled and purchased ore that will be available will vary with the prices of uranium and vanadium.

                                 ALTERNATE FEEDS

In addition to processing conventional ores as explained above, the Mill also has the capability to process Alternate Feeds and recover uranium at costs below the costs of producing uranium by either conventional or in situ methods. These Alternate Feeds can generally be thought of as ores or residues from other processing facilities that contain uranium in quantities that are either uneconomic to recover or cannot be recovered at these other facilities. As such, they become a costly disposal issue for the owner, not to mention a wasted resource. However, the Registrant has demonstrated the capability to "recycle" these Alternate Feeds through the Mill, recover whatever uranium is present, and dispose of the remaining waste in the Registrant's tailings cells. The mill's co-product recovery circuit also allows the Registrant to recover other valuable materials such as tantalum, niobium, scandium, and zirconium that might be present in these alternate feeds.

The Registrant has entered into and processed material under four separate alternate feed agreements to date and is currently negotiating other alternate feed arrangements at this time.

                                  ENVIRONMENTAL

An environmental overview of selected mine sites in Colorado, Utah and Arizona and the White Mesa Mill was initially conducted by Simons Environmental Group ("Simons") of Vancouver, BC Canada, in March 1996. Simons is an environmental consulting organization.

The Simons review of the properties resulted in a report which found only minor environmental liabilities associated with the properties and concluded that the Registrant appears environmentally well managed. In particular, Simons reported that the mine sites are unlikely to represent a major immediate environmental liability. Simons mentioned that the Colorado Plateau mine sites may require some minor erosion control, housekeeping and storm water management. Simons reported that the Arizona Strip mine sites appear environmentally well managed. Simons found that the Mill at Blanding, Utah appears to be in current regulatory compliance. Simons noted that extensive monitoring at the mill by the operator has shown no significant soil or groundwater contamination and noted that the polyethylene liner on the newest tailings pond was leaking, but that it was not planned to be used for tailings disposal without repairs. Registrant has noted these repairs above.
See "White Mesa Mill."


Simons reported that based on the review, the Registrant appeared to be environmentally well managed. However, Simons noted that Energy Fuels was, at the time of their review, named as a Potentially Responsible Party ("PRP") on a CERCLA (Superfund) site for approximately $250,000. This was the result of Energy Fuels having shipped certain ores to a Colorado School of Mines site in 1979 for a processing study. In late 1995, Energy Fuels entered into a settlement agreement with the EPA, pursuant to which Energy Fuels agreed to pay approximately $250,000 to the EPA in return for a full and complete release from any further liability at the site. The Registrant did not assume this settlement agreement or the obligation to make payment of the $250,000 to the EPA in connection with its purchase of assets from Energy Fuels. The liquidating trustee of the Energy Fuels bankruptcy remains obligated to pay the $250,000 to the EPA and the EPA has not asserted any claim against the Registrant for this amount.


In January 1997, the Registrant engaged Simons to update its prior environmental review of the Energy Fuels Assets, and in particular to complete Phase I Environmental Site Assessments, according to ASTM standards, on the Sunday Mine Complex, the Deer Creek Mine Complex, the White Mesa Mill, the Arizona 1 Mine, the Pinenut Mine, the Kanab North Mine, the Canyon Mine and the Reno Creek Property. These assessments involved a review of Federal and State records, interviews with site personnel, a review of relevant files, site reconnaissance, and interviews with local regulators. In its Phase I Environmental Site Assessments on these properties, Simons concluded that no recognized environmental conditions existed on any of those properties.

                                   PERMITTING

The permitting status of the various mines is set out below.

ARIZONA 1 MINE

The Arizona 1 Mine is fully permitted for mining.

SUNDAY MINE COMPLEX

The Sunday Mine Complex is fully permitted for its mining activities. Recent changes in the laws of Colorado could give rise to additional future permitting requirements.

In recent years, the State of Colorado passed a law that provides that the Colorado Division of Minerals and Geology ("DMG") can determine that a mine is a Designated Mining Operation (a "DMO") if it is a mining operation at which "toxic or acidic chemicals used in extractive metallurgical processing are present on site or acid- or toxic-forming materials will be exposed or disturbed as a result of mining operations". If a mine is determined to be a DMO, the most significant result is the requirement that it submit an Environmental Protection Plan (an "EPP"). The EPP must identify the methods the operator will utilize for the protection of human health, wildlife, property and the environment from the potential toxic-or acid-forming material or acid mine drainage associated with the operations. The EPP must be submitted to the DMG for review, and after a public hearing, a decision must be made within 120 days of the submission of a complete application, unless the application is considered to be complicated, which would extend the deadline to 180 days.

In 1995, DMG notified Energy Fuels that they believed that the Sunday Mine Complex was a DMO, because of the potential that storm water could come in contact with the low grade waste rock on site. Energy Fuels disputed this assertion. Testing was performed on the waste rock. In November 1996, the DMG advised Energy Fuels that the test results of the average uranium content of the waste dumps at the mine sites satisfied the DMG that the Sunday Mine Complex is not a DMO. However, the DMG also advised that its determination could change if site conditions or circumstances change. Therefore, if mining activities are re-initiated at these mines, the DMG reserved the right to submit a new notice of determination, which may require additional environmental review. As of this filing date, the Registrant has not been notified of any additional permitting requirements relating to its current mining activities at the Sunday Mine Complex.

CANYON MINE

The Canyon Mine is the first mine to be permitted in the portion of the Arizona Strip that is south of the Grand Canyon. The Canyon Mine is located on federal lands administered by the United States Forest Service and is near the southern rim of the Grand Canyon. The plan of operations submitted by Energy Fuels in 1984 for development and operation of the mine generated significant public comment resulting in the invitation of an environmental impact statement process by the United States Forest Service. The United States Forest Service for the State of Arizona approved the plan of Energy Fuels and issued all necessary federal and state permits and approvals. The Havasupai Indian Tribe and others filed appeals. The United States Forest Service for the State of Arizona and Energy Fuels prevailed on all appeals. During the permitting process, Energy Fuels constructed all the necessary service facilities at the mine site. Energy Fuels agreed with the United States Forest Service not to implement underground development during the environmental impact statement process. Energy Fuels did not resume underground development at the mine site when the appeals were determined due to the decrease in uranium prices at that time.

In 1992, the State of Arizona updated its laws relating to groundwater issues, requiring that an Aquifer Protection Permit be obtained. It is not expected that there will be any problems of any significance in obtaining this permit, and the Registrant is currently permitted to commence mining at the Canyon Mine during submittal, review and update to the Aquifer Protection Permit.

PINENUT AND KANAB NORTH MINES

As with the Canyon Mine, these mines both require that an Aquifer Protection Permit be obtained. Energy Fuels did not expect that there will be any problems of any significance in obtaining this permit and is currently permitted to commence mining at each of these mines during submittal, review and update to these Aquifer Protection Permits.

RENO CREEK PROPERTY

Energy Fuels filed applications for commercial operating licenses and permits to mine the Reno Creek by ISL methods. In January 1995, the Wyoming Department of Environmental Quality declared the Reno Creek Mine Permit application complete, and the applications are now in the technical review phase.

The Registrant re-initiated commercial permitting late in 1997. Applications are under review for a Mine Permit, Class I Waste Disposal Well, Wastewater Disposal System, NPDES Discharge Permit, and related subsidiary permits from the State of Wyoming. In additional the U.S. Nuclear Regulatory Commission is processing the Registrant's application for a Source Material License.

                                   RECLAMATION

The Registrant is responsible for the environmental and reclamation obligations relating to all of its existing mines and assets, as well as for all reclamation and environmental obligations associated with all mined out, inactive, reclaimed or partially reclaimed mines and properties acquired from Energy Fuels on the Acquisition.

The total amount of the estimated reclamation liability is approximately $13,265,000 with cash of approximately $8 million securing the liability. All of the Registrant's mines and the White Mesa Mill were permitted through either state or federal authorities. As a part of permit requirements, reclamation and decommissioning bonds are in place to cover the estimated cost of final project closures. The major cost is for closure of the White Mesa Mill and tailings cells which is estimated at $11.5 million. The Registrant has posted a reclamation's bond to the NRC for this amount.

                             SWISS ROYALTY INTEREST

As consideration for funding a large part of the cost of construction of the White Mesa Mill, the Swiss Utilities acquired a 40% limited partnership interest in all of Energy Fuels' properties in the United States. This limited partnership interest did not apply to the Mongolia Property.

In 1995, after commencement of the bankruptcy proceedings against Energy Fuels, the Swiss Utilities agreed to fund the milling of approximately 200,000 tons of stockpiled ore, the proceeds of which were used to repay this funding provided by the Swiss Utilities, and to provide working capital to the bankrupt estates. As part of this financing and Mill run, Energy Fuels and the Swiss Utilities agreed to convert the Swiss Utilities' 40% limited partnership interest in the United States properties, into a royalty (the "Swiss Royalty") of 9% of all uranium and 5% of vanadium and all other minerals produced from the United States properties owned by Energy Fuels at the time that the royalty was granted. The Swiss Royalty will apply to all production from the Colorado Plateau District properties and Arizona Strip properties acquired on the Acquisition, as well as the Reno Creek Property, a portion of the Dewey Burdock Property and the Bull Frog Property. The Swiss Royalty Interest does not apply to the Mongolia Property, nor to any tolled ore, or purchased ore from third parties, or Alternate Feeds that are processed in the White Mesa Mill, nor to any properties acquired by Energy Fuels after the date that the Swiss Royalty Interest was granted.

Subsequent to the Acquisition, the Registrant has amended the Swiss Royalty amount to 4.5% of all uranium and 2.5% of vanadium for the period from January 1, 1998 to December 31, 2000. The Registrant will make an advance royalty payment of $250,000 per year, which is fully recoupable annually against any royalties for the applicable calendar year. Subsequent to December 31, 2000, the royalty reverts to its original terms.

                          INTERCOMPANY ROYALTY INTEREST

The Registrant has purchased production royalties from International Uranium Holdings Corporation and its 100% owned subsidiaries for a total purchase price of approximately $25 million. This amount will be repaid from future production.

                              THE URANIUM INDUSTRY

OVERVIEW

The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. According to the Energy Information Administration of the United States Department of Energy (the "EIA"), nuclear plants generated approximately 17% of the world's electricity beginning 1997. According to the EIA, nuclear electric generating capacity is expected to grow modestly between now and the year 2000, at a rate somewhat below that for the total market for electricity, primarily as a result of new reactor construction outside the United States.

The major stages in the production of nuclear fuel are exploration, mining and milling, including in situ leach, conversion, enrichment for light water reactors, and fuel fabrication. Once a uranium deposit is discovered and reserves delineated, uranium ore is mined and partially refined at a nearby Mill to produce uranium concentrates. These uranium concentrates are generally in the form of U(3)O(8), or "Yellowcake" as it is referred to in the industry. Mining companies usually sell uranium to utilities around the world in the form of U(3)O(8) contained in uranium concentrates. Market participants, such as utilities, then contract with converters, enrichers, and fuel fabricators to produce the required reactor fuel.

URANIUM SUPPLY AND DEMAND

The installed Western World nuclear electric generating capacity is projected to increase from 351.0 net GWe in 1997 to 390.5 GWe by 2010 representing an 11% increase. The forecasts for installed Western World electric generating capacity for 2000 and 2010 are based on many factors, including the utilities' announced plans for nuclear capacity up to the year 2010 as well as government announcements from countries operating, building or contemplating building nuclear generators. In addition, the EIA made many country specific assumptions about whether the utilities in each country would follow current schedules for start-ups or shut-downs of generators and whether government pronouncements were credible and would be carried through to fruition. No assurances can be given that such assumptions are correct or that the schedules for expected start-ups and shut-downs of nuclear generators will not be changed at any time by utilities. As a result, the EIA's forecasts are subject to many risks and uncertainties and, therefore, no assurances can be given that actual results will not differ materially from such forecasts.

At the end of 1996, the United States led the world in nuclear capacity (100.7
GWe), followed by France (59.9 GWe), Japan (42.4 GWe), Germany (22.3 GWe), Russia (19.8 GWe), Canada (14.9 GWe), Ukraine (13.8 GWe), and the United Kingdom (12.9 GWe). Combined, these eight countries accounted for 82 percent of the world's capacity for generating electricity. The Far East, with 33 scheduled units totaling more than 30.9 Gwe, lead world nuclear construction programs. A total of 18 countries have been identified as having nuclear units in the construction pipeline.

The demand for U(3)O(8) is directly linked to the level of electricity generated by nuclear power plants. According to the Uranium Institute ("UI"), annual Western World uranium fuel consumption has increased from approximately 56 million pounds U(3)O(8) in 1980 to about 144 million pounds U(3)O(8) in 1997. The UI estimates that annual uranium fuel consumption in the Western World will reach 153 million pounds U(3)O(8) in 2001. Demand could be increased by trends toward increased plant operating capacities or reduced by premature closing of nuclear power plants.

Because of historically high prices for uranium concentrates and overly optimistic expectations for new nuclear reactor construction, Western World uranium production exceeded consumption in the late 1970s and early 1980s. This led to a large build-up in inventories, which was exacerbated by new reactor construction delays or cancellations. The resulting large inventory surplus acted to depress the market and prices; and resulted in a dramatic restructuring of the uranium production industry. There have been significant reductions in mine production levels as higher cost producers have closed operations on completion of high-priced sales contracts. For example, mine production in the United States was reported by the UI to have declined from 43.7 million pounds U(3)O(8) in 1980 to about 5.6 million pounds in 1997.

Consequently, Western World uranium consumption has exceeded Western World uranium production since 1985. For example, at the start of 1997, the Uranium Institute estimated that consumption exceeded production by approximately 63 million pounds U(3)O(8) or 81% of Western World production of 77 million pounds U(3)O(8). The Registrant believes that for the last several years this production shortfall has been filled by, in order of magnitude, (i) the drawdown of excess inventories held by utilities and governments (ii) supplies from certain CIS republics primarily Russia, Uzbekistan and Kazakhstan , and (iii) to a lesser extent, supplies from Eastern Europe and mainland China.

NUEXCO TRADING CORPORATION BANKRUPTCY

On February 23, 1995 Nuexco, an affiliate of Energy Fuels, and Energy Fuels filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. See "Energy Fuels - Bankruptcy of Oren Benton and Nuexco". The total liabilities owed creditors of Nuexco are reported to be in excess of $500 million. Although Nuexco continued to operate after its bankruptcy filing, short-term defaults on some deliveries occurred, and several utilities entered the spot market in 1995 to cover these defaults. The Registrant believes that the resulting shortfall contributed to the increases in spot prices during 1995 and 1996.

CIS URANIUM SUPPLY

During the period 1991 to 1994, the CIS republics aggressively sold substantial quantities of uranium into the Western World market. United States and European government responses to these sales have limited the access of CIS producers to these markets. In the United States, an ad hoc group of the Uranium Producers of America ("UPA") and others filed an anti-dumping suit ("CIS Anti-dumping Suit") against some republics of the former Soviet Union. The resulting settlement was effected by suspension agreements (each, a "Suspension Agreement") signed with six CIS republics (Russia, Kazakhstan, Uzbekistan, Kyrgyzstan Ukraine and Tajikistan) in October 1992, which applied price related quotas to CIS uranium permitted to be imported into the United States. If the United States market price for U(3)O(8), as determined by the United States Department of Commerce (the "DOC") was below $13.00 per pound, CIS uranium deliveries into the United States were to be limited to those existing under certain long term contracts entered into before March 5, 1992. At a price between $13.00 and $21.00 per pound, the amount that could be imported into the United States was based upon a sliding scale and at $21.00 per pound and above, there were no limits on the amount that could be sold into the United States.

The fact that the DOC price failed to reach $13.00 in 1993 caused the DOC and the Russian Ministry of Atomic Energy to sign an amendment to the Russian Suspension Agreement in March 1994. The amendment allows for up to 43 million pounds of Russian U(3)O(8) to be imported into the United States over the 10 years beginning March 1994, but only if it is matched with an equal volume of new United States production. In total, the matched volumes could, based on current consumption rates, account for up to 20% of the supply to the United States market.

In March and October of 1995, the DOC and the Republics of Kazakhstan and Uzbekistan concluded negotiations resulting in amendments to their respective Suspension Agreements. Both amendments are effective for 10 years and provide that uranium mined in those republics and enriched in another country (known as "by-pass" arrangements) will no longer be considered to have undergone substantial transformation, and will therefore count against their import quotas. However, the initial price range under the Kazakhstan Suspension Agreement has been reduced to $12.00 - $12.99 from $13.00 - $13.99. The publishing of the DOC semi-annual price of $12.06 allowed up to 500,000 pounds U(3)O(8) to be imported into the United States from Kazakhstan during the period between April and September 1995. More recently, the publication of the DOC semi-annual price of $15.78 on October 1, 1996, allowed Kazakhstan to export up to 700,000 pounds of U(3)O(8) into the United States between October 1996 and March 31, 1997. The latest determination resulted in a price of $11.76 which is below the floor precluding deliveries from Kazakhstan between April and October 31, 1998. Uzbekistan would have been entitled to a sales quota of 940,000 pounds U(3)O(8) in each of the next two years provided the DOC calculated price would have remained at or above $12.00 per pound. For the remaining eight years the sales quota is tied to United States production levels: 600,000 pounds U(3)O(8) when United States production is between 3 and 3.5 million pounds U(3)O(8), rising to 1 million pounds when United States production is between 8.5 and 9 million pounds and unlimited when United States production exceeds 9 million pounds.

These amendments to the Suspension Agreements may increase the supply of uranium to the United States market and provide increased predictability concerning CIS imports into the United States. Due to declining production levels in the CIS republics, uranium from these sources has recently been difficult to obtain. Consequently, the Registrant believes that the market impact of CIS supplies is diminishing.

In Europe, the Euratom Supply Agency, which has approval authority over all uranium-related contracts entered into in the European Community ("EC"), has an informal policy limiting CIS sales into the EC to about 20% of annual individual utility requirements. The United States and EC restrictions have no effect on the sales of CIS uranium to other countries although, due to political disputes between Russia and Japan, there has been a general reluctance by Japanese utilities to purchase Russian sourced uranium.

HIGHLY ENRICHED URANIUM SUPPLY

In January 1994, the United States and Russia entered into an agreement (the "Russian HEU Agreement") to convert highly enriched uranium ("HEU"), derived from dismantling nuclear weapons, into low enriched uranium ("LEU") suitable for use in nuclear power plants. The first shipment of Russian HEU to the United States took place in the June 1995 with total deliveries in 1995 of about 5 million pounds eU(3)O(8). None of this was sold in the United States market due to a prohibition contained in the Russian Suspension Agreement. To overcome this impediment and concerns of United States producers, the United States Enrichment Corporation ("USEC") and others in the industry, the United States government provided a vehicle, via the USEC Privatization Act, for the sale of Russian uranium acquired pursuant to the Russian HEU Agreement in the United States commercial uranium market.

In November 1996, USEC and Techsnabexport, the Russian Executive Agent, amended the original Russian HEU Agreement to provide for prices and quantities over a 5-year period. As a result, the Russians would blend down (i) 18 metric tons in 1997, (ii) 24 metric tons in 1998, and (iii) 30 metric tons in 1999 through 2001.

Through December 31, 1996, the quantity of LEU purchased from the Russian Executive Agent was less than 18 metric tons of blended HEU (14 million pounds U(3)O(8)), rather than the 30 metric tons that had been specified in the original HEU Agreement. The 14 million pounds of uranium purchased by USEC was subsequently transferred to DOE to be sold by the following means: (1) at any time for end use outside the United States, (2) to the Russian Executive Agent for use in matched sales pursuant to the Russian Suspension Agreement, or (3) in calendar year 2001 for consumption by end users in the United States not prior to January 1, 2002 in volumes not to exceed 3 million pounds eU(3)O(8) per year.

The USEC Privatization Act authorizes the DOE to transfer to USEC up to 7,000 metric tons of surplus natural uranium and LEU, equivalent to about 18 million pounds U(3)O(8) and 50 metric tons of HEU from United States stockpiles. In addition to these transfers, the DOE was also authorized by the USEC Privatization Act to sell its remaining surplus natural uranium and LEU. The Secretary of Energy, however, must determine that the sales of surplus uranium, which is about 21 million pounds eU(3)O(8), will not have an adverse material impact on the domestic mining, conversion, and enrichment industries, and that the price paid for the uranium is not less than fair market value.

URANIUM PRICES

Most of the countries that use nuclear-generated electricity do not have a sufficient domestic uranium supply to fuel their nuclear power reactors, and their electric utilities secure a substantial part of their required uranium supply by entering into medium-term and long-term contracts with foreign uranium producers. These contracts usually provide for deliveries to begin one to three years after they are signed and to continue for several years thereafter. In awarding medium-term and long-term contracts, electric utilities consider, in addition to the commercial terms offered, the producer's uranium reserves, record of performance and cost competitiveness, all of which are important to the producer's ability to fulfill long-term supply commitments. Under medium-term and long-term contracts, prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators but also long-term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices, and other negotiated provisions which affect the amount paid by the buyer to the seller. Prices under these contracts are usually confidential.

Electric utilities procure their remaining requirements through spot and near-term purchases from uranium producers and traders. Traders source their uranium from organizations holding excess inventory, including utilities, producers and governments. With the bankruptcy of Nuexco, and the closure of by-pass arrangements resulting from the amendments to the Suspension Agreements with the respective CIS republics, spot market activity increased to 42 million pounds U(3)O(8) in 1997, a volume estimated by the UI to be equivalent to about 30% of Western World reactor requirements.

Spot prices reflect the price at which uranium may be purchased for delivery within one year. Historically, spot prices have been more volatile than long-term contract prices, increasing from $6.00 per pound U(3)O(8) in 1973 to $43.00 in 1978, then declining from $40.00 in 1980 to a low of $7.25 in October of 1991. More recently, prices have receded from a 1997 year-end spike of $12.75 to a relative market low just below $11.00.

Trade restrictions limiting the free flow of uranium from the CIS republics into the Western World markets, including the negotiation by the DOC of amendments to the Suspension Agreements with Kazakhstan and Uzbekistan resulting in the elimination of European enrichment for uranium from these republics as a vehicle to by-pass United States import restrictions, the Nuexco bankruptcy under Chapter 11 of the United States Bankruptcy Code and related defaults on deliveries (see "Bankruptcy of Oren Benton and Nuexco") and the reluctance of uranium producers and inventory holders to sell at low spot price levels, contributed to the increase in spot prices between 1995 and 1997. Since that time, these factors have had a diminishing impact on the uranium market causing prices to over correct in a downward trend. Particularly, in the case of NUEXCO bankruptcy.

Future uranium prices will depend largely on the amount of incremental supply made available to the spot market from the remaining excess inventories, primary production in Russia and other CIS republics, as well as supplies from Russian HEU and its other stockpiles, from excess United States HEU and increased production from unutilized capacity of other uranium producers. Analysts believe, however, that prices will continue to stabilize throughout 1998 and begin to push higher over the next couple of years.

COMPETITION

The Registrant markets uranium to utilities in direct competition with supplies available from various sources worldwide. The Registrant competes primarily on the basis of price. Although the Registrant expects to be a significant United States producer of uranium, its total production will be a small percentage of total Western World production.

The uranium production according to the industry international in scope and is characterized by a relatively small number of companies operating in only a few nations. In 1996, six companies, Cameco, Compagnie Generales des Matieres Nucleaires ("Cogema"), Energy Resources of Australia Ltd. ("ERA"), The RTZ Corporation PLC ("RTZ"), Uranerzbergbau-GmbH ("Uranerz") and WMC Limited, produced over 60% of total world output. Most of Western World production was from only eight nations: Canada, Niger, Australia, Namibia, South Africa, United States, France, and Gabon. In 1988, the former Soviet Union, now known as the CIS, and Mainland China began to supply significant quantities of uranium annually into Western World markets.

The Canadian uranium industry has in recent years been the leading world supplier, producing 29.5 million pounds U(3)O(8) in 1996, or about 48% of total Western World production.

                               THE VANADIUM MARKET

As a co-product of the production of uranium from the Colorado Plateau District ores, the Registrant will produce and sell vanadium. These deposits have been mined for over 100 years, and significant reserves remain.

Vanadium is an essential alloying element for steels and titanium, and its chemical compounds are indispensable for many industrial and domestic products and processes. The principal uses for vanadium are: (i) carbon steels used for reinforcing bars; (ii) high strength, low alloy steels used in construction and pipelines; (iii) full alloy steels used in castings; (iv) tool steels used for high speed tools and wear resistant parts; (v) titanium alloys used for jet engine parts and air frames; and (vi) various chemicals used as catalysts.

Principal sources of vanadium are (i) titaniferous magnetites found in Russia, China and South Africa; (ii) sludges and fly ash from the refining and burning of the U.S., Caribbean and Middle Eastern oils; and (iii) uranium co-product production from the Colorado Plateau. While produced and sold in a variety of ways, vanadium production figures and prices are typically reported in pounds of an intermediate product, vanadium pentoxide, or V(2)O(5). The White Mesa Mill is capable of producing two products, ammonium metavanadate ("AMV"), an intermediate product, and vanadium pentoxide ("flake", "black flake", "tech flake" or "V(2)O(5)"). The majority of sales are as V(2)O(5), with AMV being produced and sold on a request basis only.

Vanadium is generally produced as a by- or co-product of other metal production. In the United States, the most significant source of production has been as a by-product of uranium production from ores in the Colorado Plateau District, accounting for over half of historic U.S. production. Vanadium in these deposits occurs at an average ratio of seven pounds of vanadium for every pound of uranium, and the financial benefit derived from the by-product sales have helped to make the mines in this area profitable. However, low prices for both uranium and vanadium in recent years have forced all producers in the Colorado Plateau District to place their facilities on standby.

The market for vanadium has fluctuated greatly over the last 15 years. Over capacity in the mid 1970's was caused by reduced demand for vanadium during the recession that plagued the steel industry. By the end of the decade, steel production had climbed to record levels and prices for V(2)O(5) firmed at around $2.75 per pound. During the early 1980's, quoted prices were in the range of $3.00 per pound, but increased exports from China and Australia, coupled with the continued economic recession of the 1980's drove prices to as low as $1.30 per pound. Prices stabilized in the $2.00 - $2.45 per pound range until perceived supply problems in 1988 caused by cancellation of contracts by China and rumors of South African production problems resulted in a price run-up of unprecedented magnitude, culminating in an all time high of nearly $12.00 per pound in February of 1989. This enticed new producers to construct additional capacity and over-supply problems again depressed the price in the early 1990's to $2.00 per pound and below. Late in 1994, a reduction in supplies from Russia and China, coupled with concerns about the political climate in South Africa and a stronger steel market caused the price to climb to $4.50 per pound early in 1995. In the beginning of 1998, prices had climbed to a nine-year high of $7.00 caused by a supply deficit unable to keep pace with record demand from steel and aerospace industries. Increased market demand and consumption, is expected to remain strong sustaining prices at these near record highs for the next two years.

Vanadium supply and demand estimates for the near future show yearly consumption to increase at a rate of 5% from its current level of 130 million pounds V(2)O(5). World wide production capacity is expected to increase from its current level of 120 million pounds beginning in the year 2000, notwithstanding the Registrant's anticipated start up in 1998. Recent comments in trade journals have indicated that the major South African producers have augmented their production by the integration of their ferro-vanadium production. The net effect of reduction in the flow of V(2)O(5) from South Africa to converters in Europe and Japan, and lagging increases in production have caused consumers to scramble for feedstocks. This, coupled with projected worldwide yearly steel consumption of over 100 million tons in 1997 and 1998, and the apparent inability of Russia and China to produce enough vanadium for even their internal needs, point to sustained prices in the range of $5.00 - $6.00 per pound.

Historically, vanadium has been largely producer priced, but during the 1980's, this came under pressure due to the emergence of new sources. As a result, merchant or trader activity gained more and more importance. While a very large portion of the supply continues to come from a few major producers in South Africa, the prices for the products that will be produced by the Registrant will be based on weekly quotations of the LME. Historically, vanadium production from the White Mesa Mill has been sold into the world-wide market both through traders, who take a 2% to 3% commission for their efforts and, to a lesser extent, through direct contacts with domestic converters and consumers. While priced in U.S. dollars per pound of V(2)O(5), the product is typically sold by the container, which contains nominally 40,000 pounds of product packed in 55 gallon drums, each containing 550 pounds of product. Typical contracts will call for the delivery of one to two containers per month over a year or two to a customer with several contracts in place at the same time. Pricing is usually based on the LME price and may include floor and ceiling price protection for both the producer and seller. Spot sales are also made based on the current LME quote.

ITEM 3 - LEGAL PROCEEDINGS


On July 23, 1998, the Nuclear Regulatory Commission (the "NRC") issued an amendment to the Registrant's mill license allowing the receipt and processing of certain alternate feed material (the "Ashland 2 Materials") from a Formerly Utilized Sites Remedial Action Program ("FUSRAP") site at the White Mesa Mill. On July 22, 1998, Envirocare of Utah, Inc., a company licensed by the NRC to dispose of uranium bearing byproduct materials at its facility in Tooele County, Utah, filed a request for a hearing with the NRC for the purpose of challenging the issuance of the Registrant's license amendment. On August 19, 1998, the NRC Presiding Officer assigned to the matter dismissed Envirocare's petition for lack of standing. Envirocare appealed its decision to the Commission on August 31, 1998. The Registrant and the NRC Staff both filed oppositions to Envirocare's appeal on September 15, 1998. On November 14, 1998, the NRC denied Envirocare's appeal. On September 23, 1998, Envirocare filed a Petition for Review in the United States Court of Appeals for the District of Columbia Circuit, appealing the decision in a prior case (In the Matter of Quivira Mining Company) upon which the dismissal of Envirocare's claim against the Registrant was based. On October 22, 1998, the Registrant was added as an intervener in the Quivera appeal. This appeal is pending.

On July 23, 1998, the State of Utah also filed a petition requesting a hearing on the Registrant's aforementioned license amendment relating to the Ashland 2 Materials. By Order dated September 1, 1998, Utah's Petition was granted. Utah's Petition articulates two substantive concerns: 1) that hazardous wastes, as defined by the Resource Conservation and Recovery Act (42 U.S.C. ss. 690 et seq.) contained in the alternate feed material to be processed at the site would be disposed of at the site, and 2) that the Registrant was not in fact processing the alternate feed material primarily for its uranium source material content, in alleged contravention of NRC regulations and State law. Utah alleges that the NRC Staff misinterpreted NRC Guidance on this matter. The first of these two issues has been amicably resolved between the parties (Utah has indicated to the Registrant that its concerns that the alternate feed material might contain hazardous wastes has been resolved by additional analytical and other data which have been forwarded to Utah by the Registrant). However, Utah has informed the Registrant and the NRC Presiding Officer that resolution of the second issue is unlikely short of an administrative adjudication. On November 13, 1998, Pack Creek Ranch Company filed a request for a hearing and leave to intervene in the Ashland 2 Materials matter. On December 17, 1998, the NRC Presiding Officer dismissed this request.

All submissions to the NRC Presiding Officer on the Ashland 2 litigation must be submitted by January 30, 1999, and the Presiding Officer will make his decision based on the filed submissions. While the Registrant believes that the NRC Staff interpretation of NRC Guidance is legally correct, there can be no assurance that this will be upheld in these adjudication proceedings.

On October 15, 1998, the Registrant submitted a request to the NRC to amend the Registrant's Mill license to allow for the receipt and processing of additional FUSRAP alternate feed materials (the "Ashland 1 Materials"). This request is currently before the NRC and no license amendment relating to the Ashland 1 Materials has been issued at this time.

Anticipating that the license amendment for the Ashland 1 Materials would be granted, on December 2, 1998, the State of Utah filed a petition requesting a hearing on the requested Ashland 1 license amendment, on essentially the same grounds as for the Ashland 2 amendment. On December 18, the Registrant responded by not contesting the State's request for a hearing.

In addition to the State of Utah, Envirocare, Pack Creek Ranch Company, a group called the Concerned Citizens of Utah and the Navajo Utah Commission filed petitions requesting a hearing on the Ashland 1 license amendment. The Registrant has filed submissions with the NRC Presiding Officer assigned to the Ashland 1 license amendment opposing standing with respect to each of these additional submissions. No hearing schedule has yet been set for the Ashland 1 license amendment.

The Registrant is vigorously defending its positions and the validity of the license amendment or proposed license amendment in all of the foregoing described actions. If the Registrant does not ultimately prevail in such actions and any appeals therefrom, the Registrant's ability to process alternate feeds containing lower levels of uranium, in certain circumstances, may be adversely effected since NRC license amendments are required for each alternate feed transaction.

ITEM 4 - CONTROL OF THE REGISTRANT

(a) As far as it is known to the Registrant, the Registrant is not directly or indirectly owned or controlled by another corporation(s) or any foreign government.

(b) Information is set forth below with respect to persons known to the Registrant to be the owner of more than ten percent of the Registrant's voting securities as at March 31, 1998, and the total amount of these securities owned by the officers and directors as a group.

        ----------------------------------------------------------------------------------------------------------
        IDENTITY OF PERSON OR GROUP                          NUMBER OF COMMON SHARES OWNED           PERCENTAGE
        ----------------------------------------------------------------------------------------------------------
        Adolf H. Lundin                                              22,500,000(1)                     34.2%
        ----------------------------------------------------------------------------------------------------------
        Directors and Officers as a group (7 persons)                24,550,926                        37.3%
        ----------------------------------------------------------------------------------------------------------
        GEE & CO - CIBC                                               9,763,600                        14.9%
        ----------------------------------------------------------------------------------------------------------



(1) These shares are held in escrow pursuant to the terms of an Escrow Agreement among the Registrant, Adolf H. Lundin, Lukas H. Lundin and The Montreal Trust Company of Canada. Pursuant to the terms of the agreement, one-fifth of the shares have been released from escrow one year following the date of listing of the Registrant's common shares on The Toronto Stock Exchange, i.e. on May 16, 1998. The balance of the shares will be released as to one-fifth on each of the following anniversary dates so that all of the shares will be released by May 16, 2002.


(2)

ITEM 5 - NATURE OF THE TRADING MARKET

The Ontario Business Corporations Act, the Securities Act of the Province of Ontario and the rules and policies of the Toronto Stock Exchange govern issuance and trading of the Registrant's common stock.

As at March 31, 1998, approximately 6,031,200 of the Registrant's outstanding common stock were registered in the names of residents of the United States. The Registrant's common stock is issued in registered form and the percentage of shares reported to be held by U.S. shareholders of record is taken from the records of The Montreal Trust Company of Canada, the registrar and transfer agent for the Common Stock.

The common shares of the Registrant are currently listed on The Toronto Stock Exchange in Canada. The Registrant's common shares commenced trading on The Toronto Stock Exchange on May 16, 1997. The following table sets forth the high and low market prices and the volume of the common shares traded on The Toronto Stock Exchange during the periods indicated:


--------------------------------------------------------------------------------------------------------------------
                                                    HIGH                       LOW                    VOLUME
THE TORONTO STOCK EXCHANGE                         ($Cdn)                     ($Cdn)
--------------------------------------------------------------------------------------------------------------------
May-June 1997                                       1.50                       1.00                 16,785,754
--------------------------------------------------------------------------------------------------------------------

July-September 1997                                 1.32                       0.96                 10,353,679
--------------------------------------------------------------------------------------------------------------------

October-December 1997                               1.45                       0.84                  7,910,042
--------------------------------------------------------------------------------------------------------------------

January - March 1998                                1.40                       0.92                  4,192,792
--------------------------------------------------------------------------------------------------------------------

April - June 1998                                   1.08                       0.50                 19,140,463
--------------------------------------------------------------------------------------------------------------------

July - September 1998                                .57                       .38                   8,669,927
--------------------------------------------------------------------------------------------------------------------


The closing price of the common shares on The Toronto Stock Exchange on December 15, 1998, was Cdn$0.54

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls. There are no foreign exchange restrictions on the export or import of capital or on the remittance of dividends, interest, or other payments to non-resident holders of the Company's securities.

The Registrant is subject to the Investment Canada Act. Under the Investment Canada Act, the acquisition of "control" of certain "businesses" by "non-Canadians" is subject to either notification or review requirements by Investment Canada , a governmental agency, and will not be allowed unless they are found likely to be of net benefit to Canada. The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling the Canadian corporation. The acquisition of the majority of the outstanding shares or the acquisition of less than a majority but 1/3 or more of the voting shares unless it can be shown in fact that the purchaser will not control the Canadian company shall be deemed to be "control".

An acquisition will be reviewable by Investment Canada only if the value of the assets of the Canadian business being acquired is Cdn$5 million or more in the case of a "direct" acquisition (or where the Canadian asset acquired constitute more that 50% of the value of all entities acquired), or Cdn$50 million or more in the case of an "indirect" acquisition.

These thresholds have been increased for the purpose of acquisition of Canadian businesses by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of Cdn$179 million or more (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable, regardless of the size of the Canadian business acquired, unless the Canadian, assets acquired constitute more than 50% of the value of all entities acquired, in which case the Cdn$179 million threshold applies.

These increased thresholds do not apply to acquisitions of Canadian businesses engaged in certain sensitive areas such as uranium production, financial services, transportation or cultural heritage or national identity. If the forgoing thresholds are not met, the acquisition of a Canadian business will not be subject to review unless it relates to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Agency (established by the Act) prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated; applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.

There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to factors of assessment where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing on the utilization of parts, components and services produced in Canada, and on exports from Canada. Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada;
(iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural policy objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

If an acquisition of control of a Canadian business by a non-Canadian is not reviewable, the non-Canadian must still give notice to Investment Canada of the acquisition of a Canadian business within 30 days after its completion.

There are no limitations under Canadian law on the right of nonresident or foreign owners to hold or vote the common stock of the Registrant.

ITEM 7 - TAXATION

The following paragraphs set forth United States and Canadian income tax considerations about the ownership of common shares of the Registrant. There may be relevant state, provincial or local income tax considerations, which are not discussed.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


The following is a discussion of possible United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of common shares of the Registrant. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Taxation - Certain Canadian Federal Tax Considerations" below.)


The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of common shares of the Registrant are urged to consult their own tax advisors about the state, and local tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. HOLDERS

As used herein, a "U.S. Holder means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership exercise or disposition of any options, warrants or other rights to acquire common shares.

DISTRIBUTIONS ON COMMON SHARES OF THE REGISTRANT

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See discussion that is more detailed at "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the US. Holders' adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long- term capital gains for a U S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Registrant will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a "foreign personal holding Registrant" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Registrant will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES OF THE REGISTRANT

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Registrant. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.


OTHER CONSIDERATIONS

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

FOREIGN PERSONAL HOLDING REGISTRANT

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant may be treated as a "foreign personal holding Registrant". In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income.

FOREIGN INVESTMENT REGISTRANT

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code
Section 7701 (a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

PASSIVE FOREIGN INVESTMENT REGISTRANT

As a foreign corporation with U.S. Holders, the Registrant could potentially be treated as a passive foreign investment company ("PFIC"), as defined in section 1296 of the Code, depending upon the percentage of the Registrant's income which is passive, or the percentage of the Registrant's assets which is producing passive income. U.S. Holders owning common shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholders interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

The Registrant believes that it was not a PFIC for its fiscal year ended September 30, 1997, and quarters ended December 31, 1997 and March 31, 1998. If in a subsequent year the Registrant concludes that it is a PFIC, it intends to make information available to enable an U.S. Holder to make a QEF election in that year. There can be no assurance that the Registrant's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements which will be imposed on QEF's.

CONTROLLED FOREIGN CORPORATION

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Registrant ("United States shareholder"), the Registrant could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Registrant. In addition, under Section 1248 of the Code, gain from the sale or exchange of stock by a holder of common shares of the Registrant who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged. Because of the complexity of subpart F and because it is not clear that Subpart F would apply to the holders of common shares of the Registrant, a more detailed review of these rules is outside of the scope of this discussion.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Registrant.

DIVIDENDS

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Registrant, 6% (1996) and 5% (after 1996) in any other case, 15% of the gross amount of the dividend. The Registrant will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Registrant.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or for an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

ITEM 8 - SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Registrant for the year ended September 30, 1997, and was prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This selected consolidated financial data include the accounts of the Registrant and its subsidiaries. All amounts stated are in United States dollars.

         ----------------------------------------------------
         FISCAL YEAR ENDED SEPTEMBER 30TH 1997
         ----------------------------------------------------
         Revenues                                 $ 1,305,812
         ----------------------------------------------------
         Net Income (loss)
         - Canadian GAAP                          $    18,694
         - US GAAP                                $    31,421
         ----------------------------------------------------
         Net Income (loss) per
         equity share
         - Canadian GAAP                          $        --
         - US GAAP                                $        --
         ----------------------------------------------------
         Total assets
         - Canadian GAAP                          $57,200,339
         - US GAAP                                $56,597,096
         ----------------------------------------------------
         Total long-term debt,
         Including reclamation
         obligations                              $13,285,662
         ----------------------------------------------------

         Cash Dividends                           $        --
         ----------------------------------------------------


ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Registrant for the fiscal year September 30, 1997, and the six month period ending, March 31, 1998, should be read in conjunction with the consolidated financial statements of the Registrant and related notes therein. THIS DISCUSSION CONTAINS FORWARD LOOKING STATEMENTS - SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS." The Registrant's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD ENDED SEPTEMBER 30, 1997.

RESULTS OF OPERATIONS

For the period from inception through May 9, 1997, the Registrant's activities were focused on the acquisition and financing of the Energy Fuels assets; therefore, costs and expenses relating to these activities were either capitalized and included in the costs of the assets acquired or applied against the financing proceeds received, as appropriate, in accordance with generally accepted accounting principles in Canada.

For the period from May 10, 1997 through September 30, 1997 (year-end), the Registrant received $523,000 of processing fees from alternate feed contracts and received interest income of $782,000 on available cash balances and interest related to collections of notes receivable. Total expenses were $1,287,000, of which $238,000 was attributed to direct costs of operations and $1,008,000 to selling, general and administrative costs. Depreciation and amortization for the period totalled $41,000 resulting in net income from operations for the period of $18,000.

Direct operating costs relating to uranium produced from the Registrant's alternate feed contracts were included in inventory costs. Uranium production totalled 185,840 pounds as of September 30, 1997, which were produced for a cost of $1,275,000 ($6.86 per pound).

Costs relating to the restoration and start-up development of the Sunday Mine totaling $463,000 were also capitalized and included in mining properties at year-end. These costs will be depleted as ore is produced from the property.

FINANCIAL POSITION

The two most significant events which affected the Registrant's financial position were the completion of a special warrant financing and the acquisition of the Energy Fuels assets.

The Registrant has placed $7,945,000 on deposit in short-term marketable investments in favor of its bonding company to secure certain reclamation bonds. Investment income will be released from these investments, and additional deposits will be reserved, in accordance with the Registrant's bonding requirements, as its estimated reclamation obligations are revised over time.

The Registrant increased its capital investment in machinery and equipment by approximately $1,949,000 in order to improve its milling, mining and exploration activities. Additionally, approximately $729,000 was expended on mine development and property costs during the period. This was in addition to the approximate $1,192,000 increase in exploration cost for the period from May through September relating to the Mongolian Joint Venture. In total, approximately $3,870,000 of funds were expended for mining properties, plant, equipment and exploration. Plant and equipment costs will be depreciated over their estimated useful lives, while mine development and exploration costs will be amortized using the units-of-production method. If an exploration project is unsuccessful, all remaining capitalized expenditures will be written off.

The Registrant will amortize $1,270,270 of its basis in favorable uranium sales contracts upon delivery of material in December of 1998 and its remaining basis of $729,730 upon delivery in December of 1999. This will have the effect of decreasing the Registrant's net asset values and increasing costs of uranium sold, but will not adversely affect cash or working capital. Based on the sales price reflected in these contracts, and the Registrant's estimated acquisition costs, it is anticipated that these sales will generate profits even after recognition of the amortization of the contract values mentioned above.

CAPITAL RESOURCES AND LIQUIDITY

The Registrant's working capital at September 30, 1997 was $24,283,000 of which $13,953,000 consisted of cash. The Registrant expects its revenues from uranium sales, and from alternate feed processing to provide net income and additional working capital in the fiscal year ending September 30, 1998. The Registrant anticipates selling approximately 1,300,000 pounds of uranium during the coming year from its current contracts in place and estimated future sales. Approximately 300,000 pounds will be sourced from the Registrant's alternate feed production activities and the remaining material will be purchased utilizing purchase contracts the Registrant currently has in place. Based on the terms of its sales and purchase contracts, the Registrant is anticipating that these transactions will provide profits and working capital to the Registrant.

The Registrant is also budgeting capital improvements for the Mill and other operations of approximately $1,625,000 in fiscal year 1998. Approximately $460,000 of these improvements are for refurbishing the vanadium circuit, $100,000 are for modifications to allow operations at reduced tonnage, and the remaining $1,065,000 of costs relate to alternate feed processing modifications reimbursed by our customers and general capitalized maintenance. The Registrant anticipates expending a similar amount in fiscal year 1999, primarily due to the $1,500,000 projected expenditures relating to relining a tailings cell. Exploration, mine development and property holding expenditures are anticipated to be approximately $6,700,000, of which approximately $3,950,000 will be expended for exploration in Mongolia.

The Registrant is anticipating funding these above outlays from current operations and working capital (which is sufficient to cover these planned expenditures). Nonetheless, the Company is considering the possibility of negotiating and having available a short-term revolving credit facility during the coming fiscal year to assist and supplement inventory and project financing, in addition to providing short-term cash flexibility if necessary.

1998 FISCAL YEAR OUTLOOK

THE FOLLOWING ARE FORWARD LOOKING STATEMENTS - SEE "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS."

The Registrant anticipates achieving full production at its Sunday Mine Complex during the year along with the commencement of production at its Rim Mine. This ore will be stockpiled at the Mill and is expected to be supplemented with ore purchased from other independent mines in the Colorado Plateau District.

It is anticipated that the Mill will commence processing these conventional ores in the spring of calendar year 1999. In addition to uranium, these ores contain significant grades of vanadium, which will also be processed at the Mill and sold to customers. Prior to the conventional ore run, the Registrant will continue and, if possible, expand upon its current alternate feed processing program. To supplement its own production, the Registrant is under contract to purchase uranium concentrates during the next year at prices approximating the market value at the time of delivery.

The Registrant anticipates that it will continue to be active in the spot and long-term uranium sales market, based on production and inventory levels as discussed above and additionally due to the Registrant's forecasted production costs being below current market prices. The Registrant will also be an active participant in the vanadium market as such material is produced from the Colorado Plateau District ores.

The Registrant, while producing from its Sunday and Rim Mines, will be expanding its exploration and development work in the United States and Mongolia, and evaluating the feasibility of bringing additional mining properties into production.

RISKS AND UNCERTAINTIES

Risk factors that affect the Registrant's results include volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 1998

The Registrant's net income for the first six months of fiscal 1998 was $1,555,003, or approximately $0.02 per share. Details on the Registrant's financial performance are discussed below.

During the period, the Registrant continued mining uranium and vanadium bearing ores from its mines in the Colorado Plateau District of western Colorado and eastern Utah. Stable uranium prices coupled with a strong vanadium market have encouraged increased mining operations in this district. In that respect, the Registrant continues to be pleased with mining operations at its Sunday Mine Complex. Additionally, the Registrant commenced mining operations at its Rim Mine this past February. Production from the Registrant's mines increased from 1659 tons in the first quarter to over 11,000 tons in the second quarter, with unit production costs below budget. The Registrant anticipates that these two mines will ultimately reach a combined production rate of approximately 8000 tons per month sometime this summer. This equates to approximately 35,000 pounds of uranium and 265,000 pounds of vanadium mined per month. To supplement its own production, the Registrant continued its ore purchase program, buying ore from other independent miners in the district. Ore from the Registrant's mines and purchased ore is being delivered and stockpiled at the Registrant's White Mesa Mill where it will be processed upon completion of the current Alternate Feed run. In light of the prospects for an improving uranium market combined with a strong vanadium market, the Registrant continues to evaluate initiating mining operations at other Registrant mines currently on standby.

The White Mesa Mill remained fully staffed as the Registrant continued processing alternate feed containing uranium, tantalum, and niobium. This run of alternate feed required modifying the process circuit at the Mill. While the modifications were not overly complex, due to unforeseen variability in the characteristics of the ore, the process for recovering the tantalum and niobium is requiring more design and engineering work than was originally contemplated. As such, operations at the Mill were suspended in late April while the Registrant and its partners in this deal continue with development work. These changes will also require modifications in the commercial terms between the parties in this transaction. At the present time, the Registrant believes that the development work and commercial negotiations will be successful and anticipates resuming operations during the latter half of June. This extended alternate feed run will result in delaying the processing of the Registrant's conventional ore until late this year.


The Registrant also continued negotiating with several other companies and government agencies for the processing of additional uranium bearing alternate feeds. Despite the delay in the tantalum processing run, the Registrant remains convinced that production of uranium from materials that are essentially a waste product will continue to be a growing and profitable business for the future. Processing these materials could cause different procedures for each type of material depending on its composition. Therefore, future processing could encounter future delays and interruptions in the Registrant's operations which could cause adverse effects on its financial position, results of operation, and liquidity depending on the complexity of the procedure and timing of any modification that would be necessary. Additionally, processing future alternate feeds is dependent upon obtaining amendments to the Mill license from the NRC that will allow the Registrant to process the specific future material. Should the Registrant be unable to acquire the necessary amendments, the Registrant would be unable to process the material and thus, would suffer adverse effects to its financial position, results of operations, and liquidity due to loss of future revenues.


The Gurvan Saihan Joint Venture, the Registrant's Mongolian exploration enterprise, completed the planning and preparation for the 1998 drilling and leach test program. Actual drilling operations began in April and will continue through the fall of this year. The Joint Venture will also complete a field test to establish leach amenability parameters in anticipation of a full-scale pilot production operation, which is scheduled for the 1999 season.

The Registrant also submitted its license application to the U.S. Nuclear Regulatory Commission for a Source Materials License for its Reno Creek in-situ project, located in the Powder River Basin of Wyoming. The Registrant is anticipating completion of the license review process by the end of this year or early 1999. Based on this schedule, the Registrant could be in production at Reno Creek by 2000 at a rate of 750,000 pounds per year, depending upon market conditions at that time.

The uranium market was extremely quiet during the past six months. As anticipated, spot uranium prices remained soft, dipping to $10.75 per pound on very little demand. Analysts are expecting this situation to continue until at least the fall of this year. Taking advantage of this market lull, the Registrant did purchase some uranium at prices under $11.00 per pound in anticipation of deliveries scheduled for later this year under contracts at significantly higher prices.

FINANCIAL REVIEW

For the first six months period ending March 31, 1998, the Registrant had net income of $1,555,003. This was derived from total U(3)O(8) sales revenue of $14,542,800 and process milling fees of $8,613,961 resulting in year to date total revenue of $23,156,761. U(3)O(8) costs of sales were $13,663,566 while process milling expenditures were $6,421,768 including depreciation of $111,814. This resulted in year to date gross profits from U(3)O(8) sales of $879,234 and from process milling of $2,192,193 for a total gross profit of $3,071,427.

Selling, general and administrative expenses were $1,712,358 for the six-month period (including depreciation and amortization of $71,204). Net interest and other income total $686,990. Therefore, net income for the period before the provision for income taxes was $2,046,059. The year to date income tax provision totaled $491,056, therefore resulting in net income for the six months ending March 31, 1998 of $1,555,003. Year-to-date results are less than anticipated due to delays and difficulties incurred in the current alternate feed run. It is anticipated that normal operations will resume in the next quarter. Based on the Registrant's current estimate of costs and revenues to complete the current alternate feed run and based on future planned operations (which are subject to change), it is expected that the Mill will operate without significant adverse effects on the Registrant's financial position, results of operations and liquidity.

Year-to-date, the Registrant has invested $2,040,100 in its properties, plant and equipment, and $1,157,311 in its exploration properties in Mongolia. As of March 31, 1998, the Registrant had net working capital of $23,407,669, of which $13,212,684 was made up of cash and cash equivalents.

The Registrant anticipates that it will proceed with its mining, development and exploration activities as it continues to stockpile ore inventories in anticipation of its conventional mill run. These increases in inventories, development expenditures, and exploration activities, along with company overheads will be funded via operating profits from alternate feed revenue, uranium sales proceeds, and current working capital.

ITEM 10 - DIRECTORS AND OFFICERS OF THE REGISTRANT

The names, municipalities of residence, positions with the Registrant, and principal occupations of the directors and executive officers of the Registrant as at May 15, 1998, are as follows:


==============================================================================================================================
       NAME AND MUNICIPALITY                     OFFICE HELD                          PRINCIPAL OCCUPATION
            OF RESIDENCE
==============================================================================================================================
LUNDIN, LUKAS H.                        Chairman of the Board and Director   President,   International   Curator   Resources
Vancouver, Canada                                                            Ltd.;  Director of a number of  publicly  traded
                                                                             resource based companies
------------------------------------------------------------------------------------------------------------------------------
HOELLEN, EARL E.                        President, Chief Executive Officer   President of the Registrant
Denver, USA                             and Director
------------------------------------------------------------------------------------------------------------------------------
FRYDENLUND, DAVID C.                    Vice President, General Counsel,     Vice President, General Counsel and Corporate
Denver, USA                             Corporate Secretary and Director     Secretary of the Registrant
------------------------------------------------------------------------------------------------------------------------------
CRAIG, JOHN H.                          Director                             Lawyer, partner, Cassels Brock & Blackwell,
Toronto, Canada                                                              Barristers and Solicitors
------------------------------------------------------------------------------------------------------------------------------
HARROP, CHRISTOPHER J. F.               Director                             Chairman of Northern Securities, Inc.
Toronto, Canada
------------------------------------------------------------------------------------------------------------------------------
RAND, WILLIAM A.                        Director                             Self-employed business executive
Vancouver, Canada
------------------------------------------------------------------------------------------------------------------------------
LUNDIN, ADOLF H.                        Director                             Chairman  of the  Board of  Lundin  Oil,  AG and
Geneva, Switzerland                                                          Tenke  Mining  Corp.;  Director  of a number  of
                                                                             publicly-traded natural resource companies
------------------------------------------------------------------------------------------------------------------------------
ROBERTS, HAROLD R.                      Vice President                       Vice President of the Registrant
Denver, USA
------------------------------------------------------------------------------------------------------------------------------
MEYER, THAD L.                          Vice President, Treasurer and        Vice President Finance, Chief Financial Officer
Denver, USA                             Chief Financial Officer              of the Registrant
==============================================================================================================================


Before the formation of the Registrant the principal occupations of the officers and directors were as follows:

o  Earl E. Hoellen - President, Chief Executive Officer
Prior to August 1995, Mr. Hoellen was President of Nuexco Trading Corporation. From August 1995 to May 1997, Mr. Hoellen was a consultant to the Nuclear Fuel Industry, including directing the formation of International Uranium Corporation from December 1995 until May 1997 at which time he assumed his current position.

o  Harold R. Roberts - Executive Vice President
Mr. Roberts was the President of Energy Fuels, which position he held since 1994. From 1986 through 1993, Mr. Roberts was President of Landmark Reclamation, Inc., a subsidiary of Energy Fuels.

o  David C. Frydenlund - Vice President, General Counsel
Before July 1996, Mr. Frydenlund was a lawyer and partner with the firm Ladner Downs. Thereafter, Mr. Frydenlund was Vice President of Namdo Management Services, LTD., a firm which provides management services to publicly traded resource companies.

o  Thad L. Meyer - Vice President, Chief Financial Officer
Mr. Meyer is a CPA who prior to October 1997 was a financial consultant. Prior to August 1995, Mr. Meyer was Vice President of NUEXCO Trading Corporation and manager of Trading Operations.

o  Lukas H. Lundin - Director
For the five years prior to formation of the Registrant, Mr. Lundin's occupation has been as shown above.

o  Adolf H. Lundin - Director
For the five years prior to formation of the Registrant, Mr. Lundin's occupation has been as shown above.

o  William A. Rand - Director
Before October 1992, Mr. Rand was a lawyer and partner with the firm Rand Edgar & Sedun.

o  John H. Craig - Director
Before August 1994, Mr. Craig was a lawyer and partner with the firm Holden Day Wilson.

o  Christopher J. F. Harrop - Chairman
Prior to June 1995, Mr. Harrop was Senior Vice President and Director, Canaccord Capital Corporation. Prior to November 1994, Mr. Harrop was a financial analyst with Sprott Securities Ltd.

Directors are elected annually to one year terms at the annual meeting of shareholders and serve until the next annual meeting or until their successor is duly elected. Executive Officers are appointed by the directors and serve until replaced by the directors or their resignation.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

DIRECTOR COMPENSATION

No remuneration has been paid to directors of the Registrant in their capacities as directors since the date of incorporation. The directors are reimbursed for their expenses incurred to attend meetings of the Registrant.

AGGREGATE COMPENSATION FOR ALL OFFICERS AND DIRECTORS

An aggregate amount of $283,628 as compensation, was paid by the Registrant during its fiscal year ended September 30, 1997, to all directors and officers as a group.

SUMMARY COMPENSATION (1)

The following table summarizes the compensation of each of the named executive officers of the Registrant for the period from May 9, 1997, the date of the Amalgamation with Thornbury Capital, to September 30, 1997.



-----------------------------------------------------------------------------------------------------------------------------------
                                        Annual Compensation                  Long Term Compensation
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Awards             Payouts
-----------------------------------------------------------------------------------------------------------------------------------
Name and              Period Ended      Salary     Bonus       Other         Securities   Restricted     LTIP
Principal Position    Sept. 30, 1997    (US$)      (US$)       Annual        Under        Shares or      Payouts
                      (2)                                      Compensation  Ootions/     Restricted     (US$)         All Other
                                                               (US$)         SAR's        Share Units                  Compensation
                                                                             Granted      (US$)                           (US$)
                                                                              (#)
(a)                   (b)               (c)        (d)         (e)            (f)          (g)            (h)              (i)
-----------------------------------------------------------------------------------------------------------------------------------
E. Hoellen (6)              1997        71,014     NIL         NIL           1,000,000    NIL            NIL              NIL
President & CFO
-----------------------------------------------------------------------------------------------------------------------------------
David C. Frydenlund
Vice President,
(6) General Counsel         1997 (3)    37,397     NIL         78,559(5)     500,000      NIL            NIL              NIL
and Corporate
Secretary
-----------------------------------------------------------------------------------------------------------------------------------
Harold R. Roberts,
Vice President,             1997        55,233     NIL         NIL           250,000      NIL            NIL              NIL
Operations
-----------------------------------------------------------------------------------------------------------------------------------
Rick L. Townley,
Controller of
International               1997        41,425     NIL         NIL           100,000      NIL            NIL              NIL
Uranium (USA)
Corporation (4)
-----------------------------------------------------------------------------------------------------------------------------------

NOTES TO SUMMARY COMPENSATION TABLE

(1) The Registrant's currency for disclosure purposes is US dollars, which is the functional currency of the Registrant's operations.

(2) Unless indicated otherwise, compensation figures represent the amounts earned for the period commencing on May 9, 1997, the date of amalgamation of the Registrant, and ending on September 30, 1997.

(3) Mr. Frydenlund commenced employment with the Registrant on July 1, 1997. Compensation figures for Mr. Frydenlund represent the amounts earned in the months of July, August, and September 1997.

(4) International Uranium (USA) Corporation is the Registrant's operating subsidiary in the United States.

(5) Other annual compensation consists of $78,559, comprised of $14,013, being the dollar value of imputed interest benefits from loans provided to the named executive officer by the Registrant, $20,400, being amounts reimbursed for the payment of taxes incurred by the named executive office in connection with relocation expenses, and the remainder being relocation expenses paid by the Registrant on behalf of the named executive officer.

(6) Each of Mr. Hoellen and Mr. Frydenlund has contracts of employment with the Registrant's subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Corporation or responsibilities. The expiry date of the employment contracts is January 31, 2000 for Mr. Hoellen and June 30, 1999 for Mr.
Frydenlund.

PENSION PLANS

The Registrant has a 401(k) Plan for its employees. For the calendar year ending December 31, 1998, the Registrant matches 25% of an employee's contribution to the plan. The Registrant has no other pension or retirement benefit plans and none are proposed at this time. For the calendar year ended December 31, 1997, the Registrant contributed $110,980 to the plan, which was made up entirely of employee elected deferrals of their wages.

EMPLOYEE STOCK PURCHASE PLAN

The Registrant has an Employee Stock Purchase Plan for its employees that enables qualified employees to purchase shares of the Registrant's stock via payroll deduction without incurring broker commissions and/or at a discount from current market values. The Registrant intends that this plan qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT

STOCK OPTION PLAN

The shareholders of the Registrant adopted an employee stock option plan (the "Stock Option Plan"), under which the board of directors, or a committee appointed for such purposes, may from time to time grant to directors, officers, eligible employees of, or consultants to, the Registrant or its subsidiaries, or to employees of management companies providing services to the Registrant (collectively, the "Eligible Personnel") options to acquire Common Shares in such numbers, for such terms and at such exercise prices as may be determined by the board or such committee. The purpose of the Stock Option Plan is to advance the interests of the Registrant by providing Eligible Personnel with a financial incentive for the continued improvement of the Registrant's performance and encouragement to stay with the Registrant.

The maximum number of Common Shares that may be reserved for issuance for all purposes under the Stock Option Plan is 6,700,000 Common Shares and the maximum number of Common Shares which may be reserved for issuance to any one insider pursuant to share options and under any other share compensation arrangement may not exceed 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the Stock Option Plan.

The maximum number of Common Shares that may be reserved for issuance to insiders of the Registrant under the Stock Option Plan and under any other share compensation arrangement is limited to 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis).

The board of directors of the Registrant has the authority under the Stock Option Plan to establish the option price at the time each share option is granted. The option price may not be lower than the market price of the Common Shares at the time of grant.

Options granted under the Stock Option Plan must be exercised no later than 10 years after the date of grant and options are not transferable other than by will or the laws of dissent and distribution. If an optionee ceases to be an Eligible Person for any reason whatsoever other than death, each option held by such optionee will cease to be exercisable 30 days following the termination date (being the date on which such optionee ceases to be an Eligible Person). If an optionee dies, the legal representative of the optionee may exercise the optionee's options within one year after the date of the optionee's death but only up to and including the original option expiry date.

All options granted under the Plan to-date, are exercisable at a price of Cdn$1.25 and will expire three years from the date of grant. Options granted to executive officers of the Registrant and its subsidiaries and to certain high level employees vest as to one-third on the date of grant, as to another one-third one year after the date of grant and as to the remainder two years after the date of grant. All other options vest as to one-half on the date of grant and as to the remainder one year after the date of grant.

The following table sets out information with respect to the options to purchase common shares of the Registrant outstanding as at September 30, 1997:

    =============================================================================================================
            CLASS OF               NUMBER OF           DATE OF GRANT       OPTION PRICE            OPTION
           OPTIONEES             COMMON SHARES                                ($CDN)            EXPIRY DATE
                                  UNDER OPTION
    =============================================================================================================
    Executive officers and         1,725,000            May 9, 1997            1.25              May 8, 2000
    directors as a group             250,000           July 1, 1997            1.25            June 30, 2000
    -------------------------------------------------------------------------------------------------------------

    All option holders as a
    group (including               2,389,000            May 9, 1997            1.25             May 8, 2000
    executive officers and           250,000           July 1, 1997            1.25             May 8, 2000
    directors)
    =============================================================================================================

The following table summarizes individual grants of options to purchase or acquire securities of the Registrant or any of its subsidiaries (whether or not in tandem with SAR's) and freestanding SAR's made during the most recently completed financial year, September 30, 1997, to each of the named executive officers:

              OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR

---------------------------------------------------------------------------------------------------------------------
                                                                                 Market Value
                                            % of Total          Exercise         Of Securities
                     Securities Under     Options/SAR's            Or             Underlying
       Name            Options/SAR's        Granted to         Base Price        Options'SAR's     Expiration Date
                          Granted          Employees in          (Cdn$/         On the Date of
                            (#)           Financial Year        Security)        Grant (Cdn$/
                                                                                   Security
        (a)                 (b)                (c)                 (d)                (e)                (f)
---------------------------------------------------------------------------------------------------------------------
  Earl E. Hoellen     1,000,000 (1)            38%                1.25               1.25             May 8/2000
---------------------------------------------------------------------------------------------------------------------
David C. Frydenlund     250,000 (1)            19%                1.25               1.25             May 8/2000
                        250,000 (1)                               1.25               1.25            June 30/2000
---------------------------------------------------------------------------------------------------------------------
 Harold R. Roberts      250,000 (1)           9.5%                1.25               1.25             May 8/2000
---------------------------------------------------------------------------------------------------------------------
  Rick L. Townley       100,000 (1)           3.8%                1.25               1.25             May 8/2000
---------------------------------------------------------------------------------------------------------------------

(1) These options contain vesting provisions which provide that the options shall vest as to one-third of the optioned shares on the date of grant, as to a further one-third of the optioned shares one year following the date of grant, and as to the remaining one-third of the optioned shares, two years after the date of grant.

Aggregated Options/SAR Exercises during the most recently completed Financial Year and financial year-end Option/SAR Values:

---------------------------------------------------------------------------------------------------------------------
                                                                            Unexercised        Value of Unexercised-
                          Securities Acquired      Aggregate Value        Options/SARs at          In the-money
         Name                 On Exercise          Realized (Cdn$)        Fiscal Year End         Options/SARs at
                                                                                (#)             Fiscal Year End (1)
                                                                            Exercisable/           Exercisable/
                                                                           Unexercisable           Unexercisable
          (a)                     (b)                    (c)                    (d)                     (e)
---------------------------------------------------------------------------------------------------------------------
    Earl E. Hoellen               NIL                    NIL                  333,333/                20,000/
                                                                              666,667                 40,000
---------------------------------------------------------------------------------------------------------------------
  David C. Frydenlund             NIL                    NIL                  166,666/                10,000/
                                                                              333,334                 20,000
---------------------------------------------------------------------------------------------------------------------
   Harold R. Roberts              NIL                    NIL                  83,333/                 5,000/
                                                                              166,667                 10,000
---------------------------------------------------------------------------------------------------------------------
    Rick L. Townley               NIL                    NIL                  33,333/                 2,000/
                                                                               66,667                  4000
---------------------------------------------------------------------------------------------------------------------

(1) Based on the closing price of the Common Shares of the Registrant on The Toronto Stock Exchange on September 30, 1997 of Cdn$1.31.

There were no Options/SAR's exercised during the most recently completed financial year nor were there any Options or SAR's re-priced during the year.

SPECIAL WARRANT FINANCING

Pursuant to an agency agreement dated as of March 14, 1997 (the "Agency Agreement") entered into between the Registrant and Salman Partners Inc., CIBC Wood Gundy Securities Inc., Griffiths McBurney & Partners, Newcrest Capital Inc. and First Marathon Securities Limited (collectively, the "Agents"), the Agents sold an aggregate of 37,800,00 Special Warrants on behalf of the Registrant at a price of Cdn.$1.25 per Special Warrant for net proceeds of $31,784,288. The transaction closed on March 26, 1997. Each Special Warrant entitled the holder thereof to acquire one common share of the Registrant without further payment. All of the Special Warrants were exercised immediately prior to the completion of the Amalgamation.

The Registrant used approximately $21,300,000 of the net proceeds from the Special Warrant placement to complete the acquisition of the Energy Fuels Assets. The remainder of the proceeds, approximately $10,490,000 were added to working capital and will be used by the Registrant to carry out mine development, Mill refurbishment, mining and additional exploration activities on its properties and for general corporate purposes.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Lukas H. Lundin, John H. Craig, Christopher J.F. Harrop, Adolf H. Lundin, and William A. Rand are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the company or common third parties. However, the Registrant is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Registrant are made in accordance with their duties and obligations to deal fairly and in good faith with the Registrant and such other companies. In addition, each of the directors of the Registrant, discloses and refrains from voting on, any matter in which such director may have a conflict of interest.

None of the present directors, senior officers or principal shareholders of the Registrant and no associate or affiliate of any of them has any material interest in any transaction of the Registrant or in any proposed transaction which has materially affected or will materially affect the Registrant except as described herein.

During the period ended September 30, 1997 the Registrant incurred legal fees of $188,692 to Cassels Brock & Blackwell, a law firm of which John H. Craig is a partner.

For all periods through September 30, 1997, the Registrant paid management and administrative service fees of $343,641 to a company owned by the Chairman of the Registrant which provides office premises, secretarial and other services in Vancouver. These fees include costs incurred throughout 1996 in pursuing the acquisition of the Energy Fuels Assets. The Registrant continues to pay monthly fees of Cdn.$12,840 to this service company.

During the period ended September 30, 1997 the Registrant incurred interest of $147,315 on a letter of credit and other loan facilities provided by Adolf H. Lundin, a director of the Registrant, as part of the acquisition of the Energy Fuels assets. This amount has subsequently been paid and the underlying facilities have been paid off and terminated.

The aggregate indebtedness to the Registrant or any of its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Registrant and its subsidiaries as of May 15, 1998 is $200,000.

   TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

----------------------------------------------------------------------------------------------------------------------
                                                                  Largest Amount             Amount Outstanding
                                                                    Outstanding                 As at May 15,
     Name and Principal              Involvement of             During Fiscal Year                  1998
          Position                   Registrant or                     Ended                        (US$)
                                       Subsidiary               September 30, 1997
                                                                       (US$)
----------------------------------------------------------------------------------------------------------------------
    David C. Frydenlund,            Relocation loan
  Vice President, General             Made by the
   Counsel and Corporate              Registrant's                  850,000 (1)                  200,000 (2)
         Secretary                    Subsidiary,
                                 International Uranium
                                   (USA) Corporation
----------------------------------------------------------------------------------------------------------------------

(1) Unsecured, non interested bearing, full recourse loan granted in connection with the named executive officer's relocation made on June 24, 1997, $650,000 of which was payable in full on or before September 30, 1997, and was repaid to the registrant in full on September 30, 1997, leaving $200,000 outstanding.

(2) Unsecured, non interest bearing, full recourse loan granted in connection with the named executive's relocation made on June 24, 1997, and repayable in full on or before June 30, 1999.

                                     PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

The common shares of the Registrant are being registered pursuant to this Registration Statement.

The authorized capital of the Registrant consists of an unlimited number of Common Shares of which 65,743,066 common shares are issued and outstanding as at September 30, 1997.

The following is a summary of the principal attributes of the Common Shares of the Registrant:

VOTING RIGHTS

The holders of the Common Shares are entitled to receive notice of, attend, and vote at any meeting of the shareholders of the Corporation. The Common Shares carry one vote per share.

DIVIDENDS

The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as may be declared by the board of directors of the Registrant, out of funds legally available therefor.

RIGHTS ON DISSOLUTION

In the event of the liquidation, dissolution or winding up of the Registrant, the holders of the Common Shares will be entitled to receive on a pro-rata basis all of the assets of the Registrant remaining after payment of all the Registrant's liabilities.

PRE-EMPTIVE AND CONVERSION RIGHTS

No pre-emptive or conversion rights are attached to the Common Shares and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of voting shares may be created without the approval of the holders of the Common Shares.

                                    PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR  REGISTERED
          SECURITIES

Not applicable.

                                     PART IV

ITEM 17 - FINANCIAL STATEMENTS

See Financial Statements attached.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

(a)   The following documents are filed as a part of this Report:

      1.  Audited Financial Statements:

          Consolidated Balance Sheet as at September 30, 1997.

          Consolidated Statement of Earnings and Retained Earnings for period from incorporation on October 2, 1996 to September 30, 1997.

          Consolidated Statements of Cash Flows for the period from Incorporation on October 2, 1996 to September 30, 1997.

          Notes to Consolidated Financial Statements.

      2.  Unaudited Interim Financial Statements:

          Consolidated Balance Sheet as at March 31, 1998 and September 30, 1997

          Consolidated Statements of Operations for 6 months ended March 31, 1998, and 1997

          Consolidated Statements of Cash Flows for 6 months ended March 31, 1998 and 1997.

      3.  Financial Statement Schedules:

          All schedules have been omitted since they are either not required, are not applicable, or the required information is shown in the financial statements or related notes.

(b)   Exhibits

1(a) Articles of Amalgamation certified by the Director, Ontario Corporations Act, dated May 9, 1997;

1(b)  By-Law No. 1

3(a) Amalgamation Agreement dated May 5, 1997 between the Registrant and Thornbury Capital Corporation;

3(b) Agency Agreement dated March 14, 1997 among Salman Partners Inc., CIBC Wood Gundy Securities Inc., Griffiths McBurney & Partners, Newcrest Capital Inc. and First Marathon Securities Limited and the Registrant

3(c) Special Warrant Indenture dated March 14, 1997 between the Registrant and Montreal Trust Company of Canada under which the Special Warrants were created and issued.

3(d) Escrow Agreement dated May 1997, among the Registrant, Adolf H. Lundin, Lukas H. Lundin, and The Montreal Trust Company of Canada

3(e)  Incentive Stock Option Plan as adopted by the Registrant on May 9, 1997.

3(f) Form of Incentive Stock Option Agreement entered into between the Registrant and individuals granted options under the Plan - 2 year plan.

3(g) Form of Incentive Stock Option Agreement entered into between the Registrant and individuals granted options under the Plan - 3 year plan.

3(h) Acquisition Agreement dated as of December 19, 1996 among International Uranium Holdings Corporation, ("IUH"), a subsidiary of the Registrant, Energy Fuels Exploration Company, Energy Fuels Nuclear, Inc. and Energy Fuels Ltd., pursuant to which IUH agreed to acquire the Energy Fuels Assets.

3(i)  1998 Employee Stock Purchase Plan

23-1  Consent of Independent Accountants

23-2  Consent of Saskatoon Mining and Minerals Service Ltd.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL URANIUM CORPORATION



By:
     ------------------------------------------------------
     Earl E. Hoellen, President and Chief Executive Officer

Dated:           January 11, 1999
      ------------------------------------

Auditors' Report

To the Directors of International Uranium Corporation

We have audited the consolidated balance sheet of International Uranium Corporation as at September 30, 1997 and the consolidated statements of earnings and retained earnings and cash flows for the period from incorporation through September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1997, and the results of its operations and the changes in its financial position for the period then ended in accordance with generally accepted accounting principles in Canada.



                                                       Price Waterhouse
                                                       Chartered Accountants
                                                       Vancouver, Canada
                                                       December 22, 1997

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEET
                             (UNITED STATES DOLLARS)
                               SEPTEMBER 30, 1997

                                     ASSETS

Current assets:
Cash and cash equivalents                                             $13,953,355
Marketable securities                                                      39,978
Accounts receivable                                                        63,198
Inventories (Note 4)                                                   10,113,853
Notes receivable (Note 5)                                               4,791,513
Favorable uranium sales contracts (Note 6)                              1,270,270
Other                                                                     433,497
                                                                      -----------
                                                                       30,665,664

Properties, plant and equipment, net (Note 7)                          10,858,679
Exploration properties (Note 8)                                         6,191,525
Notes receivable (Note 13)                                                206,142
Restricted short term investments (Note 9)                              7,945,356
Favorable uranium sales contracts, net of current portion (Note 6)        729,730
Goodwill                                                                  603,243
                                                                      -----------
                                                                      $57,200,339
                                                                      ===========
                                   LIABILITIES

Current liabilities:
Inventory purchases                                                   $ 5,050,000
Other accounts payable and accrued liabilities                            961,865
Due to related parties (Note 13)                                          150,399
Notes payable                                                               9,537
Deferred revenue                                                          210,185
                                                                      -----------
                                                                        6,381,986
Long term liabilities:
Notes payable, net of current portion                                      19,962
Reclamation obligations (Note 11)                                      13,265,700
                                                                      -----------
                                                                       19,667,648


                              SHAREHOLDERS' EQUITY

Share capital (Note 12)
Issued and outstanding                                                 37,513,997
Retained earnings                                                          18,694
                                                                      -----------
                                                                       37,532,691
                                                                      -----------
                                                                      $57,200,339
                                                                      ===========


                        INTERNATIONAL URANIUM CORPORATION
            CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
                             (UNITED STATES DOLLARS)
     PERIOD FROM INCORPORATION ON OCTOBER 3, 1996 THROUGH SEPTEMBER 30, 1997


Revenue:
Process milling fees                                                   $  523,865
Interest                                                                  781,947
                                                                       ----------
                                                                        1,305,812

Expenses:
Operations                                                                237,719
Depreciation, depletion and amortization                                   41,387
Selling, general and administration                                     1,007,832
Foreign exchange                                                              180
                                                                       ----------
                                                                        1,287,118
                                                                       ----------

Net  earnings for the period and retained earnings at end of period    $   18,694
                                                                       ==========

Net earnings per share                                                 $       --
                                                                       ==========

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (UNITED STATES DOLLARS)
     PERIOD FROM INCORPORATION ON OCTOBER 3, 1996 THROUGH SEPTEMBER 30, 1997



CASH PROVIDED BY (USED IN):
Operating activities:
Net earnings for the period                                    $     18,694
Items not affecting cash
      Depreciation, depletion and amortization                       41,387
      Gain on sale of equipment                                      (2,500)
                                                               ------------
                                                                     57,581

Changes in non-cash working capital items
Decrease in marketable securities                                    17,334
Increase in accounts receivable                                     (63,198)
Increase in inventories                                          (9,113,859)
Increase in other current assets                                   (433,497)
Increase in liability for inventory purchased                     5,050,000
Increase in other accounts payable and accrued liabilities          961,865
Increase in due to related parties                                  150,399
Increase in deferred revenue                                        210,185
                                                               ------------
NET CASH USED BY OPERATIONS                                    $ (3,163,190)

Financing activities:
Common shares issued for cash, net                               36,690,454
Common shares issued on acquisition                                 823,543
Payment of notes payable                                             (1,057)
                                                               ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                        37,512,940


Investing activities:
Acquisition of Energy Fuels, net of cash received               (10,081,071)
Acquisition of Thornbury Capital Corp, net of cash received        (673,282)
Restricted short term investments                                (7,945,356)
Properties, plant and equipment                                  (2,679,149)
Proceeds from sale of equipment                                       2,500
Exploration properties                                           (1,191,525)
Notes receivable                                                   (856,892)
Collection of notes receivable                                    3,028,380
                                                               ------------
NET CASH USED IN INVESTING ACTIVITIES                           (20,396,395)
                                                               ------------

Increase in cash and cash equivalents                            13,953,355

Cash and cash equivalents, beginning of period                           --
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $ 13,953,355
                                                               ============

                        INTERNATIONAL URANIUM CORPORATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997
                             (UNITED STATES DOLLARS)


1.    ORGANIZATION AND NATURE OF OPERATIONS

      International Uranium Corporation (the "Company") was originally incorporated as a private company on October 3, 1996 under the laws of the province of Ontario. Headquartered in Denver, Colorado, the Company is engaged in the business of producing uranium concentrates and the selling and trading of these concentrates in the international nuclear fuel market. In addition, the Company also produces and sells vanadium, as well as other minerals that can be produced as a co-product with uranium.

      The Company has commenced ore production at its Sunday Mine Complex in Colorado. The Company also has several partially developed mines and numerous targeted mines and exploration properties within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as a 70% interest in an exploration project in central eastern Mongolia.

      Additionally, the Company owns the 2,000 ton per day White Mesa Mill (the "Mill") near Blanding, Utah. The Mill is used to process the Company's mined ore along with ore purchased or toll milled from other independent mines. The Mill is also used to process alternate feeds, which generally are ores or residues from other processing facilities that contain uranium in quantities or forms that are either uneconomic to recover or cannot be recovered at these other facilities, but can be economically recovered in conjunction with other co-products at the Mill.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in Note 16.

      a)    Use of estimates

            The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimated.

      b)    Basis of consolidation

            The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, International Uranium Holdings Corporation, International Uranium U.S. Finance LLC, International Uranium (Bermuda) Ltd., Energy Fuels Exploration Company Ltd., and International Uranium (USA) Corporation.

      c)    Cash and cash equivalents

            Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

      d)    Marketable securities and restricted short-term investments

            Marketable securities and restricted short term investments are valued at the lower of cost or market value.

      e)    Inventories

            Inventories of ore stockpiles, uranium concentrates and refined and converted products are valued at the lower of cost or net realizable value. Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.

      f)    Properties, plant and equipment

            Mine property, plant and equipment are recorded at cost. Mine property is depleted by the units-of- production method based on ore reserves. Plant and equipment are depreciated on a straight line basis over their estimated useful lives from three to fifteen years.

      g)    Exploration properties

            The Company defers the property acquisition costs and ongoing exploration expenditures on properties still in the exploration stage and carries these as assets until the results of the exploration projects are known. If a project is successful, the cost of the property and the related exploration and development expenditures will be amortized over the life of the property utilizing the units-of- production method. If a project is unsuccessful, the mining property and the related exploration expenditure are written off.

      h)    Environmental protection and reclamation costs

            The estimated costs for decommissioning and reclaiming producing resource properties acquired from Energy Fuels have been fully accrued on an undiscounted basis.

            Estimated costs of decommissioning and reclamation associated with newly acquired or developed resource properties, as well as revised regulatory requirements are accrued through periodic charges to earnings, on the units-of-production basis in the case of mine costs or on the straight line basis in the case of mill costs. Actual costs of decommissioning and reclamation incurred at the time of closure of the producing resource properties are deducted against this accrual.

            Environmental costs not associated with the decommissioning or reclamation of producing resource properties are capitalized as property, plant and equipment costs where they result in the betterment of an asset, or expensed as incurred in all other circumstances.

      i)    Foreign currency translation

            These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the Mongolian Gurvan-Saihan Joint Venture (Note 8). The majority of its costs are denominated in United States dollars and all of its products for sale are priced in United States dollars.

            Amounts denominated in foreign currencies are translated into United States dollars as follows:

            a) Monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

            b)   Non-monetary assets at historical rates;

            c)   Revenue and expense items at the average rates for the period.

            The net effect of the foreign currency translation is included in the statement of earnings subsequent to the acquisition.

      j)    Net earnings per share

            Net earnings per common share is determined using the weighted average number of shares outstanding during the year, which for the period ending September 30, 1997 was 42,067,497 shares.

      k)    Goodwill

            Goodwill is amortized on a straight-line basis over twenty years.

      l)    Revenue Recognition

            In accordance with normal industry practices, the Company contracts for future delivery of uranium produced. Sales revenue is recorded in the period that title passes to the customer.

            Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreement.

            Deferred revenues represent processing proceeds received in advance of the required processing activity.

3.    ACQUISITION OF ENERGY FUELS ASSETS AND THE AMALGAMATION

      In May 1997, the Company completed the acquisition of substantially all of the uranium producing assets and assumed certain obligations of Energy Fuels Ltd., Energy Fuels Exploration Company and Energy Fuels Nuclear, Inc. (collectively "Energy Fuels") for an approximate total consideration of $35 million. Energy Fuels was in Chapter 11 Bankruptcy proceedings in the United States. The acquisition price was settled as follows:

      Cash payment to vendors                                                      $19,354,336
      Direct acquisition costs                                                       1,937,631
      Reclamation obligations assumed                                               13,265,700
      Notes payable assumed                                                             30,556
                                                                                   -----------
                                                                                   $34,588,223
                                                                                   ===========


      The acquisition was accounted for by the purchase method. The allocation of the purchase price is summarized as follows:

      Cash and certificates of deposit                                             $11,210,896
      Favorable uranium sales contracts                                              2,000,000
      Notes receivable                                                               7,169,143
      Parts and supplies inventory                                                     999,994
      Properties, plant and equipment                                                8,208,190
      Exploration properties                                                         5,000,000
                                                                                   -----------
                                                                                   $34,588,223
                                                                                   ===========

      The Energy Fuels assets included several developed mines on standby, several partially developed mines, as well as numerous targeted mines and exploration properties, within the states of Colorado, Utah, Arizona, Wyoming and South Dakota, as well as a 70% interest in a joint venture with the government of Mongolia and a Russian geological concern to develop and produce uranium reserves in Mongolia.

      Assets purchased also included the 2,000 ton per day White Mesa Mill near Blanding, Utah. The Mill also has a vanadium recovery circuit.

      Concurrent with the acquisition of Energy Fuels, in May 1997, the Company completed an amalgamation with Thornbury Capital Corporation ("Thornbury"). Each of the shareholders of Thornbury received one common share in the amalgamated company for every five common shares held prior to the amalgamation and the shareholders of the Company received one common share for every one common share held prior to the amalgamation. As a result of this transaction, the shareholders of the Company acquired control of Thornbury, and accordingly, the transaction has been accounted for as an acquisition by the Company of Thornbury.

      The acquisition is summarized as follows:

                  Purchase consideration
                     1,443,066 common shares issued                            $ 823,543
                     Net assets acquired at book value                          (150,261)
                                                                               ---------
                  Excess purchase consideration                                $ 673,282
                                                                               =========

                  Attributed to
                     Marketable securities                                     $  57,312
                     Goodwill                                                    615,970
                                                                               ---------
                                                                               $ 673,282
                                                                               =========

      The purpose of the amalgamation was to facilitate the financing of the Energy Fuels purchase and to achieve public company status.

4.    INVENTORIES

                  Uranium
                       Concentrates                                            $ 8,935,544
                       In process                                                  181,797
                       Parts and supplies                                          996,512
                                                                               -----------
                                                                               $10,113,853
                                                                               ===========

5.    NOTES RECEIVABLE

      As at September 30, 1997, Union Carbide Corporation has an outstanding promissory note to the company in the amount of $4,791,513 which bears interest at the U.S. prime rate. The note plus accrued interest is payable in monthly installments with the balance due and payable in May 1998.

6.    FAVORABLE URANIUM SALES CONTRACTS

      As part of the Energy Fuels assets, the Company acquired uranium supply contracts with certain utilities. At the time of the Energy Fuels purchase, the value of these contracts was determined to be $2,000,000 based on the excess of the sales price over the market value of the uranium to be delivered. Of this value, $1,270,270 relates to the deliveries to be made in the first quarter of the year ending September 30, 1998, and $729,730 relates to the deliveries in the subsequent year.

7.    PROPERTIES, PLANT AND EQUIPMENT

                                                                        Accumulated          September 30, 1997
                                                   Cost            Depreciation/Depletion             Net
                                               ----------          ----------------------    ------------------
          Mill                                 $2,765,728                 $58,330                  2,707,398
          Machinery & equipment                 2,824,675                 144,783                  2,679,892
          Vehicles                                 68,195                   6,083                     62,112
          Computer equipment                       93,071                  11,767                     81,304
          Furniture & fixtures                    187,879                  15,934                    171,945
          Mining properties                     5,156,028                       -                  5,156,028
                                              -----------                --------                -----------
                                              $11,095,576                $236,897                $10,858,679
                                              ===========                ========                ===========

      Depreciation and depletion totaled $236,897 for the period ending September 30, 1997 of which $208,237 is included in inventory and mining properties at year-end.

8.    EXPLORATION PROPERTIES

      Exploration properties are made up of the Company's 70% interest in the Gurvan-Saihan Joint Venture (the "Venture") which holds five uranium exploration blocks covering 12,100 square kilometers in central eastern Mongolia. The other parties are the Mongolian government as to 15% and Geologorazvedka a Russian geological concern as to 15%. A royalty in the amount of 4% is payable to the Mongolian government. The Company has proportionately consolidated its 70% interest in the Venture, which is substantially represented by exploration properties. To date the Company has funded all expenditures and expects to do so for the foreseeable future.

9.    RESTRICTED SHORT-TERM INVESTMENTS

      As at September 30, 1997, the Company has placed $7,945,356 on deposit in favor of a bonding company to secure the reclamation bond (Note 11).

10.   SEGMENTED INFORMATION

      Geographic segments

                                              Canada           United States         Mongolia                  Total
                                              ------           -------------         --------                  -----
                  Net income                $ (13,310)          $    47,534         $  (15,530)             $    18,694
                  Identifiable assets       $ 999,979           $49,380,108         $6,820,252              $57,200,339

11.   PROVISION FOR RECLAMATION

      As part of the acquisition of Energy Fuels, the Company is responsible for the environmental and reclamation obligations of Energy Fuels relating to all existing mines, the Mill, and other assets, as well as for all reclamation and environmental obligations associated with all mined out, inactive, reclaimed or partially reclaimed mines and properties, that were so acquired.

      The total amount of the reclamation liability has been estimated by the Company at $13,265,700. The Company has posted bonds in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies securing these liabilities and has placed $7,945,356 on account of the obligation (Note 9).

      Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs will differ from those estimated and this may be material.

12.   SHARE CAPITAL

      a)    Authorized B unlimited number of common shares.

      b)    Issued and outstanding:

                                                                             Shares             Amount
                                                                             ------             ------
            Issued:
              For cash (CDN $0.25 per share)                               26,500,000        $ 4,906,166
              On conversion of special warrants                            37,800,000         31,784,288
              Amalgamation                                                  1,443,066            823,543
                                                                          -----------        -----------
              Balance, September 30, 1997                                  65,743,066        $37,513,997
                                                                          ===========        ===========

            In May 1997, the Company completed a private placement financing of 37,800,000 common shares pursuant to the exercise of special warrants that had been issued in March 1997 at a price of Cdn$1.25 ($0.90) per special warrant for net proceeds of Cdn$44,217,190 ($31,784,288), after deducting share issue costs and agents fees of Cdn$3,032,802 ($2,186,137).

      c)    Stock options

            The Company has adopted an Employee Stock Option Plan under which the Board of Directors may from time to time grant to directors, officers, eligible employees of, or consultants to, the Company or its subsidiaries, or to employees of management companies providing services to the Company, options to acquire common shares in such numbers for such terms and at such exercise prices as may be determined by the Board. The purpose of the Stock Option Plan is to advance the interests of the Company by providing eligible personnel with a financial incentive for the continued improvement of the Company's performance and encouragement to stay with the Company.

            Options granted to executive officers and certain employees of the Company vest as to one-third on the date of grant, as to another one-third one year after the date of grant and the remainder two years after the date of grant. All other options vest as to one-half on the date of grant and as to the remainder one year after the date of grant.

            As at September 30, 1997, options were outstanding to directors, officers and employees to purchase 2,639,000 common shares at a price of CDN $1.25 per share with 2,389,000 expiring May 8, 2000 and 250,000 expiring on July 8, 2000.

13.   RELATED PARTY TRANSACTIONS

      During the period ended September 30, 1997 the Company:

      a) incurred legal fees of $188,692 with a law firm of which a partner is a director of the Company. Amounts due to this firm were $3,084 as at September 30, 1997.

      b) incurred management and administrative service fees of $343,641 with a company owned by the Chairman of the Company which provides office premises, secretarial and other services in Vancouver. These fees include costs incurred throughout 1996 in pursuing the acquisition of Energy Fuels assets.

      c) loaned $850,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. Of this amount, $650,000 was repaid prior to year end leaving $200,000 outstanding at September 30, 1997. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 1999.

      d) incurred interest of $147,315 on a letter of credit and other loan facilities provided by a director of the Company as part of the acquisition of Energy Fuels. This amount was paid subsequent to year end. The underlying facilities were paid off and terminated prior to year end.

14.   COMMITMENTS

      Certain Swiss utilities hold a royalty (the "Swiss Royalty") of 9% of all uranium and 5% of vanadium and all other minerals produced from certain of the United States properties. The Swiss Royalty does not apply to the Mongolia properties, nor to any tolled or purchased ore of or from third parties that is processed in the Mill, nor to any properties acquired after the date that the Swiss royalty was granted.

      The Company has entered into negotiations with the Swiss utilities toward amending certain terms of the royalty agreement.

15.   FINANCIAL INSTRUMENTS

      As at September 30, 1997, the fair value of the Company's financial instruments approximates their carrying values because of the short-term nature of these instruments and, where applicable, because interest rates approximate market rates.

16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

      The consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (Canadian basis) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

      Under Canadian GAAP, the amalgamation of the Company with Thornbury has been accounted for as an acquisition of Thornbury resulting in the recording of goodwill. Under U.S. GAAP. The transaction has been accounted for as a recapitalization whereby the net monetary assets of Thornbury would be recorded at fair value, except that no goodwill or other intangibles would be recorded. The goodwill recorded under Canadian GAAP has been applied to reduce the share capital of the Company under U.S. GAAP.

      Under Canadian GAAP, certain non-cash transactions are included in the consolidated statement of cash flows. Under U.S. GAAP, non-cash transactions are excluded from the consolidated statements of cash flows.

      These would have been reported in the consolidated balance sheet, consolidated statement of earnings an retained earnings, and the consolidated statement of cash flows as follows:

      CONSOLIDATED BALANCE SHEET


                                                     CANADIAN                      U.S.
                                                       BASIS                      BASIS
                                                    ----------                 -------------
                 Share Capital                      $37,513,997                $  36,898,027

                 Goodwill                           $  603,243                 $           -
                                                    ----------                 -------------

         CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

         Net earnings and retained earnings under Canadian GAAP                $      18,694
         Amortization of goodwill                                                     12,727
                                                                               -------------

         Net earnings and retained earnings under U.S. GAAP                           31,421
                                                                               -------------

         Basic/diluted earnings per share, U.S. GAAP                           $           -
                                                                               -------------

         CONSOLIDATED STATEMENT OF CASH FLOWS

                  Cash provided by financing activities under Canadian GAAP    $  37,512,940
                  Common shares issued on acquisition of Thornbury                  (823,543)

                  Cash provided by financing activities under U.S. GAAP        $  36,689,397


                  Cash used in investing activities under Canadian GAAP        $ (20,396,395)
                  Acquisition of Thornbury                                           823,543
                                                                               -------------

         Cash used in investing activities under U.S. GAAP                     $ (19,572,852)
                                                                               -------------

             FINANCIAL STATEMENT FOR THE PERIOD ENDED MARCH 31, 1998

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                              MARCH 31      SEPTEMBER 30
                                                                1998            1997
                                                             -----------    ------------
ASSETS
Current assets:
Cash and cash equivalents                                    $13,212,684    $13,953,355
Marketable securities                                             32,402         39,978
Trade receivables                                              1,160,032         63,198
Inventories                                                    8,797,716     10,113,853
Notes receivable                                               1,184,952      4,791,513
Favorable uranium sales contracts                                729,730      1,270,270
Other                                                            630,271        433,497
                                                             -----------    -----------
                                                              25,747,787     30,665,664

Properties, plant and equipment, net                          12,596,195     10,858,679
Exploration properties                                         7,413,419      6,191,525
Notes receivable                                                 204,588        206,142
Restricted short-term cash investments                         8,157,409      7,945,356
Favorable uranium sales contracts, net of current portion             --        729,730
Goodwill                                                         587,841        603,243
                                                             -----------    -----------
                                                             $54,707,239    $57,200,339
                                                             ===========    ===========

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities                     $ 2,331,578    $   961,865
Inventory purchases                                                   --      5,050,000
Notes payable                                                      8,540          9,537
Due to related parties                                                --        150,399
Deferred revenue                                                      --        210,185
                                                             -----------    -----------
                                                               2,340,118      6,381,986

Notes payable, net of current portion                             13,727         19,962
Reclamation obligations                                       13,265,700     13,265,700
                                                             -----------    -----------
                                                              15,619,545     19,667,648
                                                             -----------    -----------
SHAREHOLDERS' EQUITY
Share capital                                                 37,513,997     37,513,997
Retained earnings                                              1,573,697         18,694
                                                             -----------    -----------
                                                              39,087,694     37,532,691
                                                             -----------    -----------
                                                             $54,707,239    $57,200,339
                                                             ===========    ===========

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                             US DOLLARS (UNAUDITED)

                                                      SIX MONTHS     PERIOD FROM
                                                        ENDED        INCORPORATION
                                                       MARCH 31      ON OCTOBER 3,
                                                        1998         1996 TO MARCH
                                                                       31, 1997
                                                      -----------    -------------
Revenues
U(3)O(8) sales revenue                                $14,542,800    $     --
Process milling fees                                    8,613,961          --
                                                      -----------    --------
Total revenue                                          23,156,761          --
                                                      -----------    --------
Cost of sales
U(3)O(8) cost of sales                                 13,663,566          --
Process milling expenditures                            6,309,954          --
Depreciation                                              111,814
                                                      -----------    --------
Total cost of sales                                    20,085,334          --
                                                      -----------    --------

Gross profit                                            3,071,427          --
                                                      -----------    --------

Operating and administrative expenses
Selling, general and administrative                     1,641,154      18,552
Depreciation and amortization                              71,204          --
                                                      -----------    --------
                                                        1,712,358      18,552
                                                      -----------    --------

Operating income                                        1,359,069     (18,552)

Net interest and other income                             686,990          --
                                                      -----------    --------
Net income before taxes                                 2,046,059     (18,552)

Provision for income taxes                                491,056          --
                                                      -----------    --------
NET INCOME FOR THE PERIOD                               1,555,003     (18,552)

Retained earnings, beginning of period                     18,694          --
                                                      -----------    --------
RETAINED EARNINGS, END OF PERIOD                      $ 1,573,697    $(18,552)
                                                      ===========    ========


Net income per common share                                  0.02        0.00
                                                      ===========    ========

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                       (UNITED STATES DOLLARS) (UNAUDITED)


                                                                SIX MONTHS       PERIOD FROM
                                                                ENDED           INCORPORATION
                                                                MARCH 31       ON OCTOBER 3 TO
                                                                1998            MARCH 31 1997
                                                              ------------     ---------------
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income for the period                                     $  1,555,003     $   (18,552)
Items not affecting cash
Depreciation and amortization                                      183,018              --
Amortization of uranium sales contract purchase cost             1,270,270              --
                                                              ------------     -----------
                                                                 3,008,291         (18,552)
Changes in non-cash working capital items
Decrease in marketable securities                                    7,576              --
Increase in trade receivables                                   (1,096,834)        (41,843)
Decrease (Increase) in inventories                               1,386,522      (2,610,000)
Increase in other current assets                                  (196,774)        (10,221)
Decrease in liability for inventory purchase                    (5,050,000)             --
Increase in other accounts payable and accrued liabilities       1,369,713         198,668
Decrease in due to related parties                                (150,399)             --
Decrease in deferred revenue                                      (210,185)             --
                                                              ------------     -----------
NET CASH USED BY OPERATIONS                                       (932,090)     (2,481,948)
                                                              ------------     -----------

EXPLORATION, DEVELOPMENT
AND INVESTMENT ACTIVITIES
Properties, plant and equipment                                 (2,040,100)     (1,279,478)
Exploration properties                                          (1,157,311)             --
Collection of notes receivable                                   3,608,115              --
Increase in restricted cash investments                           (212,053)             --
                                                              ------------     -----------
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES               198,651      (1,279,478)
                                                              ------------     -----------

FINANCING ACTIVITIES
Issuance of common stock                                                --       4,906,166
Stock issue costs                                                       --        (195,115)
Payment of notes payable                                            (7,232)             --
                                                              ------------     -----------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                 (7,232)      4,711,051
                                                              ------------     -----------

(Decrease) Increase in cash and cash equivalents                  (740,671)        949,625
Cash and cash equivalents, beginning of period                  13,953,355              --
                                                              ------------     -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                      $ 13,212,684     $   949,625
                                                              ============     ===========




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